UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-38226

ALLIED GAMING & ENTERTAINMENT INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**82-1659427**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

745 Fifth Ave, Suite 500
New York, NY 10151
(Address of principal executive offices)

(646) 768-4240
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AGAE	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See definition of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock outstanding, other than shares held by affiliates of the registrant as of June 30, 2024 (the last business day of the registrant's most recently completed second fiscal quarter), was approximately $18,771,486 based on the price of $1.27, the closing price on June 28, 2024. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors or 10% beneficial owners, are or were, in fact, affiliates of the registrant.

As of May 29, 2025, 38,018,882, shares of common stock, par value $0.0001 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS;

The information in this Annual Report on Form 10-K (the "Annual Report") includes "forward-looking statements" under Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical fact included in this Annual Report, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report, the words "could," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions, and the negatives thereof, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading "Risk Factors" included in this Annual Report. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Nevertheless, and despite the fact that management's expectations and estimates are based on assumptions management believes to be reasonable and data management believes to be reliable, our actual results, performance or achievements are subject to future risks and uncertainties, any of which could materially affect our actual performance.

We caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. Should one or more of the risks or uncertainties described in this Annual Report occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this Annual Report are expressly qualified in their entirety by this cautionary note. This cautionary note should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Annual Report.

Item 1. Business

Overview of Business

Unless otherwise stated or the context otherwise requires, the terms "we," "us," "our," "AGAE," "Allied" and the "Company" refer to Allied Gaming & Entertainment, Inc. and its subsidiaries.

Allied is a global experiential entertainment company focused on providing a growing audience of gamers with unique experiences through renowned assets, products, and services. Prior to July 2021, the Company owned and operated World Poker Tour ("WPT") businesses and the Allied Esports business. On July 12, 2021, the Company completed its sale of its business comprising the WPT business for gross proceeds of approximately $106 million. As of December 31, 2024, the Company's operation includes Allied Esports International, which owns and operates HyperX Arena Las Vegas, one of the world's most recognized esports and entertainment events facilities, one mobile arena-Allied Esports Omen Truck, and original content studio which creates and produces proprietary content series to serve brand activation and promotion, fans and community engagement. On October 31, 2023, the Company completed its acquisition of a 40% equity interest in Beijing Lianzhong Zhihe Technology Co., Ltd, a developer and operator of casual mobile games. The Company offers a variety of esports, gaming-and entertainment content and services through its three subsidiaries, Allied Esports International, Allied Mobile Entertainment and Allied Experiential Entertainment, including world class tournaments, live and virtual entertainment and gaming events, and original programming to continuously nurture vibrant communities primarily comprising Gen Y, Z, and Alpha consumers. In December 2022, the Company completed a strategic review of its business operations and announced plans to restructure the existing esports business and expand its focus to include a broader array of entertainment and gaming products and services. Under this plan, the Company has pursued and will continue to pursue various acquisitions, joint ventures, and other such strategic opportunities for the purpose of leveraging its location-based-entertainment expertise and focusing on gaming lifestyle and experiential entertainment, as well as growing its digital footprint and monetization capabilities through mobile gaming.

The entertainment industry has witnessed the rapid growth of gaming, which now ranks among the largest and fastest-growing markets. In 2024, the global gaming market generated revenues of $187.7 billion, up 2.1% from the previous year, while the number of worldwide players reached 3.42 billion. The staggering number of worldwide gamers is predicted to exceed 3.75 billion by the end of 2027 (newzoo.com).

As of 2024, the global gaming industry was valued at $298 billion with a projected compound annual growth rate ("CAGR") of 8.7% between 2025 to 2030 (Grand View Research).

Mobile gaming and esports are the major drivers of this exponentially growing market. In 2024, mobile gaming generated $92.5 billion in revenue, accounting for approximately half of total global gaming market revenue.

Esports, an abbreviation of "electronic sports," encompasses a diverse range of competitive electronic games that are played by gamers against each other. Popular esports games include Fortnite, League of Legends, Dota 2, Counter-Strike, Call of Duty, Overwatch, and FIFA. Unlike the traditional video games where players can play alone against the computer or console, esports has evolved to include a community and spectator aspect. Competitive gameplay against another person, either individually or in teams, viewed by an online and in-person audience, has become a central feature of esports. Additionally, game developers have greatly increased the watchability of games, which has made the spectator aspect of gaming much more prevalent and further drives expansion of the gaming market. Esports has now become so popular that many colleges offer scholarships in esports and the best-known esports teams are receiving mainstream sponsorships and are being bought or invested in by celebrities, athletes and professional sports teams. The highest profile esports gamers have significant online audiences as they stream themselves playing against other players online and potentially can generate millions of dollars in sponsorship money and subscription fees from their online streaming channels. Meanwhile, the industry of watching other people play video games continues to surge in popularity.

The audience for live game streaming continues to grow, with projections estimating it will reach 1.21 billion viewers by 2025, achieving a CAGR of 12.7%. This growth is driven by infrastructure development and the rise of mobile esports in emerging regions, while content diversification influences viewing habits in Western markets. These figures underscore the dynamic nature of the gaming and esports industries, highlighting their increasing influence within the broader entertainment landscape.

In 2023, we, through one of our subsidiaries, entered into an Equity Interest Purchase Agreement (the "Purchase Agreement") with Beijing Lianzhong Co., Ltd (the "Seller") and Beijing Lianzhong Zhihe Technology Co., Ltd. (the "Target Company" or "Z-Tech"), pursuant to which we acquired a 40% equity interest in the Target Company held by the Seller for a total purchase price of $7,000,000 in cash (the "Acquisition"). Pursuant to the terms of the Purchase Agreement, we have the right to appoint three out of five members of the Board of Directors of the Target Company. After the Acquisition, which was completed on October 31, 2023, the Company has become Z-Tech's largest stockholders. Z-Tech was founded in Beijing, China in April 2022 and has emerged as a mobile games developer and operator, specializing in the innovation, research, development and operation of premium card and Mahjong casual games. The Acquisition allowed us to leverage the advanced in-game advertising strategies of Z-Tech and access to premier leisure entertainment platform and community, which also provided us with an additional revenue stream.

Strategic Transactions — Overview

On December 28, 2023, we entered into a Share Purchase Agreement (the "SPA") with Elite Fun Entertainment Co., Ltd. (the "Purchaser"), pursuant to which the Purchaser agreed to purchase 7,330,000 shares of common stock of the Company, par value $0.0001 per share (the "Common Stock") at a purchase price of $0.90 per share for a total purchase price of $6,597,000. The SPA included an agreement that the Company and Purchaser will each use its best efforts to negotiate and finalize a collaboration or partnership agreement under which the Purchaser will assist the Company with organizing live shows and events in Asia. The transaction was closed on March 7, 2024. On June 15, 2024, we entered into a Termination Agreement (the "Termination Agreement") with the Purchaser, pursuant to which we agreed to terminate the SPA and related agreement. Pursuant to the Termination Agreement, we agreed to (i) pay a total of $2,000,000 to the Purchaser, and (ii) forgive the Purchaser's obligation to pay the remaining purchase price of $4,597,000 for the shares, in exchange for the Purchaser transferring back to us all of the shares of common stock previously issued pursuant to the SPA. The termination became effective on June 15, 2024. In addition, the Purchaser has agreed to use reasonable effort to pursue, negotiate and finalize a strategic partnership agreement in order to advance and facilitate the Company's gaming, entertainment and related business operations in China and the Asia Pacific Region.

In October 2024, we completed a strategic investment by Yellow River Global Capital ("Yellow River"), an alternative private equity manager with deep expertise in large-scale, long-term investments in digital technologies, new energy and entertainment. In addition to the financial investment, Yellow River will provide us with strategic resources, networking opportunities, and industry expertise that will be extremely valuable as the Company advances its strategic initiatives forward. The investment was made pursuant to that certain Securities Purchase Agreement with Blue Planet New Energy Technology Limited ("Blue Planet"), an affiliate of Yellow River, pursuant to which the Company issued to such affiliate 6,000,000 shares of common stock at a purchase price of $1.10 per share for a total purchase price of $6,600,000 and (ii) a corresponding warrant to purchase up to 6,000,000 shares of Common Stock, with an exercise price of $1.80 per share.

On April 25, 2025, the Company and Blue Planet entered into a termination agreement pursuant to which each party agreed to terminate the Securities Purchase Agreement. Pursuant to the termination agreement, the Company agreed to refund the $6,600,000 and in exchange Blue Planet will transfer back to the Company all of the shares of common stock and warrant to purchase shares of common stock.

Allied will continue to use a three-pillar strategy in its gaming and entertainment services; in-person experiences, multiplatform content, and interactive services both independently and in connection with its strategic partners.

Our Growth Strategies

1. In-Person Experiences

Allied continues to deepen its presence in the live entertainment and location-based entertainment (LBE) sectors, where global consumer demand is experiencing a powerful resurgence. As the world fully emerges from the COVID-19 pandemic, there's a renewed appetite for in-person, social experiences—particularly among Gen Z and post, millennial audiences who prioritize entertainment, travel, and cultural engagement.

Market Trends & Demand Drivers:

- According to PwC's Global Entertainment & Media Outlook, global entertainment and media industry saw a 5% increase in revenue in 2023, reaching $2.8 trillion, and is expected to grow to $3.4 trillion by 2028. Advertising is a major contributor to this growth, anticipated to hit $1 trillion in 2026, driven by strong consumer demand, increased artist touring, and brand sponsorship activation. The live music industry is showing a remarkable recovery, with ticket sales in 2023 surpassed pre-pandemic levels from 2019. Revenues from live experiences are expected to grow significantly over the next few years.

- The location-based entertainment (LBE) market, which includes esports arenas, immersive entertainment centers, and themed attractions, is expected to grow at a CAGR of 13%+, reaching over $30 billion by 2030 (Allied Market Research, 2024). Location-based entertainment market is experiencing significant growth. It was valued at USD 5.17 billion in 2024 and is projected to reach USD 23.34 billion by 2032, showing a strong compound annual growth rate (CAGR) of 20.9%. North America currently holds the largest share of this market. The growth is being fueled by several factors, including increased consumer spending on digital entertainment, a desire for immersive and interactive experiences, and the growing popularity of virtual and augmented reality technologies. The trend of people wanting to share social experiences and the increasing investments in this sector are also significant contributors.

North America Trends

● North America remains the largest market for live entertainment, with the U.S. accounting for over 40% of global ticket revenue (PwC, 2023).

● Las Vegas continues to lead in immersive entertainment investment, including esports venues, integrated resorts, and tech-enabled nightlife.

● Youth-driven demand: Gen Z and Millennials are attending more live events than any previous generation, with preference for hybrid formats combining music, gaming, and social experiences.

Asia-Pacific Trends

● The Asia-Pacific LBE market is growing at the fastest rate, led by China, Japan, and South Korea.

● Hainan, China is being developed as a tourism and entertainment hub under a government-supported Free Trade Zone, with incentives for international media, gaming, and culture brands.

● Japan, a global capital for gaming and anime culture, is seeing a resurgence in esports cafes, themed venues, and cross-media events, particularly in Tokyo and Osaka.

● Regional consumers show strong demand for IP-integrated experiences, blending anime, gaming, and live performance.

● Cities like Las Vegas, Tokyo, and Hainan are actively investing in next-generation destination entertainment, attracting international travelers, esports fans, and cultural tourists alike.

Allied's Strategic Approach:

Building on our operational expertise in gaming and esports, Allied is expanding into broader entertainment formats to capitalize on this growth. Our approach is centered around creating experiential entertainment hubs that blend gaming, music, lifestyle, and immersive media under one roof.

Key Initiatives Include:

● Expansion of Entertainment Network Properties:

o Developing in partnership for a second flagship location in Las Vegas, focused on esports, gaming-themed nightlife, immersive activations, and celebrity-driven content production.

o Exploring development plans in Hainan (a fast-growing tourist and free-trade hub in China) and Japan, where gaming, anime and pop culture are deeply embedded in mainstream entertainment.

- World-Class Event Production:

  o Hosting large-scale esports tournaments, unique gaming & entertainment shows that position Allied as a key platform for live fan engagement.

  o Curating proprietary music festivals IP and concerts that feature cross-cultural lineups and incorporate gaming, fashion, and influencer culture to drive both ticket revenue and brand partnerships.

These investments reflect our belief that location-based live entertainment is not just a vertical—but a physical manifestation of our brand. By offering fans and creators a place to gather, compete, and celebrate, we are building high-impact, IP-driven venues that serve as both revenue engines and cultural landmarks.

2. Multiplatform Content

We are investing heavily in original content and intellectual property (IP) with a focus on formats that can be distributed across multiple platforms and create sustainable monetization—including digital streaming, social media, theatrical releases, and live broadcasts—and monetized globally through licensing, sponsorship, and direct-to-consumer models.

Why Multiplatform Content Matters:

In the current media landscape, audiences are platform-agnostic and expect content to be accessible, interactive, and culturally relevant. The convergence of gaming, animation, live competition, and streaming entertainment is creating new high-growth opportunities for IP owners.

Global Content & Media Growth

- According to PwC's Global Entertainment & Media Outlook (2023–2027), global media and entertainment spending is projected to reach $2.8 trillion by 2027, with digital video, gaming, and live content driving the majority of that growth.

- The global video streaming market alone is expected to grow at a CAGR of ~12%, reaching $150 billion+ by 2027 (Grand View Research, 2024).

- IP-based franchises (e.g. Pokémon, Marvel, Super Mario, Angry Birds) continue to generate massive returns through multimedia monetization across film, TV, games, merchandise, and events.

Content Fragmentation Creates Opportunity

- Viewership is shifting from traditional broadcast to a fragmented digital ecosystem: YouTube, Twitch, TikTok, OTT platforms, and emerging Web3 streaming formats.

- Success depends on owning or controlling content IP and adapting it across formats — from live tournament broadcasts to short-form clips, feature films, and branded experiences.

Gaming & Esports Content Evolution

- Esports-related video content generated over $1 billion in global revenue in 2023, and is expected to grow to $1.6 billion+ by 2026, as per Newzoo.

- Formats such as "game show meets esports", "traditional sports + gaming hybrids", and "live hosted tournaments" are gaining popularity among Gen Z audiences.

- Niche tournaments in mahjong, flair bartending, boxing, and fantasy sports have the potential to become scalable content IP with global fan bases.

Audience Demand for Cultural and Cross-Genre Content

- Cultural content like World Mahjong Tour appeals to both legacy fans and younger, competitive gaming audiences.

- Animation continues to outperform, with family-friendly IPs like The Angry Birds franchise demonstrating high ROI potential across global theatrical and digital release windows.

Allied's Strategic Positioning

We are uniquely positioned to capitalize on these trends through:

- Original IP creation: Including tournament titles across esports, traditional sports with gaming elements, boxing, bartending, and traditional game shows with a twist.

- Cultural expansion: Leading with World Mahjong Tour to blend Eastern heritage with modern competition formats, and create unique content surrounding the game play blending with culture exchange.

- Content investment: Participation in large-scale, globally recognized family-friendly films IP such as The Angry Birds Movie 3 and others via filming and movie veterans.

- Monetization ecosystem: Combining event-based revenue, platform distribution, sponsorship integration, and potential merchandise/licensing models.

3. Interactive Services

We are expanding Allied's digital footprint by developing and promoting interactive services that deepen user engagement, generate recurring revenue, and complement our in-person and content IP initiatives. A key focus is the fast-growing mobile gaming ecosystem, particularly in casual games, card and mahjong games—genres with broad demographic appeal and high engagement potential.

Global Market Growth

- The global mobile gaming market is expected to reach $270 billion by 2030, growing at a CAGR of 11.5%, according to Market Research Future (2024).

- Mobile games account for over 50% of global gaming revenue and remain the dominant segment, far surpassing PC and console combined (Newzoo, 2023).

- The Asia-Pacific region leads the charge, driven by high smartphone penetration and cultural affinity for mobile-first gaming.

Card & Mahjong Games: Niche, Sticky, and Scalable

- Card games and mahjong games have a relatively longer lifecycle than usual casual mobile games, lower development costs, and strong user retention—especially in East Asia, Southeast Asia, and among diaspora communities worldwide.

- In China alone, mahjong and card-based mobile games represent over 20% of total casual game time and attract both social and competitive players (Sensor Tower, 2023).

- Mahjong games often evolve into online communities, with in-game events, rankings, and online tournaments driving engagement and monetization, leading to highly engaged in-person tournaments and live events.

Casual Games: Wide Reach & Low Barrier

- Casual mobile games (e.g., match-3, puzzle, idle clickers) dominate downloads and reach, making them ideal for brand extensions and community acquisition.

- According to Data.ai (2024), casual game downloads grew 15% year-over-year, with ad-based monetization and in-app purchases generating billions in revenue.

Community Building as a Growth Driver

Why Community Matters

- Community is at the heart of long-term mobile game success. Building a loyal fanbase increases:

  o Daily active users (DAU)

  o Retention

  o Organic user acquisition via word-of-mouth, social sharing, and content creation.

- Gaming communities often gather around live-streamed events, leaderboards, clan/guild systems, and limited-time events, creating opportunities for direct fan engagement and brand amplification.

Allied's Approach

- Allied leverages its event production and content platforms (like WMT, flair bartending competitions, etc.) to drive cross-promotion and community funneling into our mobile games.

- Example: A World Mahjong Tour event can promote our proprietary mobile game worldwide, encouraging global attendees to download, play, and join leaderboards or mini-tournaments online.

- Through platforms like Discord, YouTube, and Twitch, we build active gaming communities around each title, extending the life and reach of the game.

Monetization Opportunities

Allied's interactive services strategy includes multiple monetization models:

Revenue Stream	Description
Ad Monetization	Integrated ads (rewarded video, interstitial, banners) to generate income from free users.
In-App Purchases (IAP)	Players pay for digital goods (e.g., premium tiles, tournament entry, custom avatars).
Sponsorship & Branded Content	In-game branding or sponsored tournaments tied to real-world events.
Subscription Models	VIP access for exclusive content, faster progression, or ad-free experience.
Web3/Blockchain Integration (exploratory)	Tokenized assets, collectibles, or NFT-based tournament rewards for enhanced player ownership.

Strategic Vision

At Allied, we view interactive services as far more than standalone revenue channels—they are a critical part of our broader ecosystem, serving as the connective tissue that links our live events, proprietary content IP, and digital platforms. This integrated approach enables us to deliver a seamless, 360-degree fan experience that bridges the physical and digital worlds. By engaging audiences through multiple touchpoints—whether at a live esports tournament, through a mobile game tied to a signature event, or via branded streaming content—we deepen fan loyalty and drive sustained engagement. This strategy not only expands our global digital community but also lays the foundation for recurring and scalable revenue streams through high-margin digital products such as mobile games, in-app purchases, streaming subscriptions, and potentially blockchain-enabled collectibles.

Ultimately, our vision is to build a unified platform where content, community, and commerce intersect—positioning Allied at the forefront of next-generation interactive and experiential focused entertainment.

Corporate Organization

Our principal offices are located at 745 Fifth Avenue, Suite 500, New York, NY 10151, and our telephone number at that office is (646) 768-4240.

Allied Gaming & Entertainment Inc., ("AGAE"), formerly known as Allied Esports Entertainment Inc., or "AESE", and prior to that was known as Black Ridge Acquisition Corp, or "BRAC", was incorporated in Delaware on May 9, 2017 as a blank check company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

Allied Esports Media, Inc. ("AEM"), a Delaware corporation, was formed in November 2018 to act as a holding company for Allied Esports International Inc. ("Allied Esports") and immediately prior to the close of the Merger (as defined below) to also include Noble Link Global Limited ("Noble Link"). Allied Esports, together with its subsidiaries described below owns and operates the esports-related businesses of AGAE. Noble Link (prior to the AEM Merger) and its wholly owned subsidiaries Peerless Media Limited, Club Services, Inc. and WPT Enterprises, Inc. operated the poker-related business of AGAE prior to their sale on July 12, 2021, and are collectively referred to herein as "World Poker Tour" or "WPT." Prior to the Merger, as described below, Noble Link and Allied Esports were subsidiaries of Ourgame International Holdings Limited ("Ourgame").

On December 19, 2018, BRAC, Noble Link and AEM executed an Agreement and Plan of Reorganization (as amended from time to time, the "Merger Agreement"). On August 9, 2019 (the "Closing Date"), Noble Link was merged with and into AEM, with AEM being the surviving entity, which was accounted for as a common control merger (the "AEM Merger"). Further, on August 9, 2019, a subsidiary of AGAE merged with AEM pursuant to the Merger Agreement, with AEM being the surviving entity (the "Merger"). The Merger was accounted for as a reverse recapitalization, and AEM was deemed to be the accounting acquirer. Consequently, the assets and liabilities and the historical operations that are reflected in the combined financial statements prior to the Merger are those of Allied Esports and WPT.

The Company operates through its wholly owned subsidiaries Allied Esports International, Inc. ("AEII"), Esports Arena Las Vegas, LLC ("ESALV"), Allied Mobile Entertainment Inc. ("AME"), Allied Experiential Entertainment, Inc. ("AEE"), and Allied Esports GmbH ("AEG"). AEII operates global competitive esports properties designed to connect players and fans via a network of connected arenas. ESALV operates a flagship gaming arena located at the Luxor Hotel in Las Vegas, Nevada. AME is dedicated to exploring opportunities in the massive and growing mobile games markets. AEE focuses on orchestrating live entertainment events and offers management and consultation service to experiential entertainment venue operation.

Our fiscal year ends December 31. Neither we nor any of our predecessors have been in bankruptcy, receivership, or any similar proceeding.

Government Regulation

Allied intends to offer subscribers the chance to win cash and prizes when playing esports games and tournaments on the esports gaming platform it intends to develop. Allied is subject to the complicated laws and regulations in various states or countries over sweepstakes, promotions and giveaways. Any negative finding of law regarding the characterization of the type of online activity carried out on the esports gaming platform could limit or prevent Allied's ability to obtain subscribers in those jurisdictions. In addition, Allied is subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. In addition, laws and regulations relating to user privacy, data collection, retention, electronic commerce, consumer protection, content, advertising, localization, and information security have been adopted or are being considered for adoption by many jurisdictions and countries throughout the world.

Intellectual Property

We believe that to maintain a competitive advantage in the marketplace, we must develop and maintain protection of the proprietary aspects of our technology and our intellectual property. We rely on trademarks and other measures to protect our intellectual property, and vigorously defend such intellectual property as necessary (e.g. cease and desist letters directed to infringing third parties).

Allied has one (1) patent in the U.S. related to systems and methods for latency in networked competitive multiplayer gaming that was issued by the UPSTO in July 2020. In addition to the patent, Allied's intellectual property portfolio includes the following: (i) approximately sixty (60) registered domain names, (ii) an exclusive worldwide (excluding the PRC) casual gaming software license, and (iii) approximately twenty-five (25) trademarks, including, but not limited to, "Allied" – which has been filed in the U.S., "Allied" – which bold mark has been filed in China and Europe; the "Allied" logos – which have been filed in the U.S. and Europe; the "Allied Member Property Network" logo – which has been filed in the U.S., China, and Europe; the "Big Betty" logos – which have been registered in Europe; "Esports Superstars" logo – which has been filed in the U.S.; "Legend Series" logo – which has been filed in the U.S. and Europe; the "Allied" emblem – which has been filed in China and Europe, and "Glory Road" – which has been filed in the U.S. Allied updates its intellectual property portfolio from time to time as appropriate.

Competition

The esports gaming industry is competitive. Competitors range from established leagues and championships owned directly, as well as leagues franchised by well-known and capitalized game publishers and developers, interactive entertainment companies, diversified media companies and emerging start-ups. New competitors will likely continue to emerge, and many of these competitors will have greater financial resources than Allied.

The esports and entertainment business is a rapidly growing industry, and there are several competitors that Allied may face. Some of the key potential competitors include:

1.   Other esports organizations such as ESL and Faceit, and Blast tv, which also host esports tournaments and events.

2.   Gaming lifestyle influencers network and marketing companies such as Gamesquare, 100thieves, Super League Enterprise, which owns gaming influencers and have strong brand partnerships could create competition to Allied on sponsorship and advertising revenue.

3.   Gaming companies such as Riot, Tencent, Activision Blizzard, and Electronic Arts, which are involved in game development and also host their own esports events in their own selected venues.

4.   Live entertainment companies such as Live Nation and AEG, which also host live events and concerts and may expand into the esports space.

5.   Traditional media companies such as ESPN and Turner Broadcasting, which have created their own esports leagues and are broadcasting esports events on their networks.

Overall, the esports and entertainment industry is becoming increasingly competitive, with many players vying for a share of the growing market. To succeed in this industry, Allied will need to continue to innovate and differentiate us from our competitors, while also providing compelling and engaging experiences for their audiences.

Territories

We sell products and services worldwide and collaborate with global brands targeting worldwide gaming communities. Our esports tournaments attract participants from North America, Latin America, Europe, the Middle East, and Asia. Our live events and original content are streamed on global platforms such as Twitch and YouTube, making them accessible to audiences around the world. Additionally, we use various social media platforms such as Twitter, Instagram, TikTok and advertising platforms such as Google ad and Facebook to increase awareness.

Employees

As of May 27, 2025, we had 71 employees, including 23 employees that operated under collective-bargaining agreements.

Available Information

Our company's website address is https://www.alliedgaming.gg/. Through this website, Allied's filings with the Securities and Exchange Commission ("SEC"), including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and any amendments to those reports, as well as proxy statements and other documents, are accessible (free of charge) as soon as reasonably practicable after materials are electronically filed or furnished to the SEC. The information provided on our website is not part of this or any other report we file or furnish to the SEC. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issues that file electronically with the SEC. Our filings with the SEC are available to the public on the SEC's website at http://www.sec.gov.

Item 1A. Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the specific risks described below before making an investment decision. Any of the risks we describe below could cause our business, financial condition, results of operations or future prospects to be materially adversely affected.

The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition, results of operations or future prospects. Amounts within the "Risk Factors" section are stated in thousands with the exception of share information.

Risks Related to Our Business Operations

We may not be able to execute successfully our new strategic and business plans.

As a result of our sale of the WPT business in July 2021, we have disposed of substantially all of our operating assets other than cash, investments and our esports business. We have expanded our existing esports business to include a broader array of entertainment and gaming products and services, and we continue to pursue acquisitions, joint ventures and other strategic transactions of accretive and complimentary assets and business operations for the purpose of leveraging our location-based-entertainment expertise and focusing on gaming lifestyle and experiential entertainment, as well as growing our digital footprint and monetization capabilities through mobile gaming.

However, we may encounter difficulties and challenges in the implementation of our plans, including but are not limited to:

- Lack of experiences and expertise in new markets and offerings;

- Intense competition with other more well-established players;

- Inability to create content and products that attract gamers, consumers and other customers;

- Failure to secure partnership and collaborators to execute our plans;

- Inability to identify and develop viable targets in acquisitions and joint ventures;

- Lack of resources and strategic support in pursuing new opportunities;

- Inability to implement successful sales and marketing efforts and to secure sponsorship;

- Macroeconomic trend and slowdown in gaming and entertainment industries;

- Shareholder activism related to the new strategic and business plans;

- Difficulties in obtaining investment and capital to fund desired projects; and

- Higher costs in regulatory compliance requirements.

If we are not able to execute our strategies and plans successfully and timely, we will not be able to grow our business and generate sufficient revenue to achieve profitability, which may adversely affect your investment in our stock. In addition, if our new strategic plan fails, we will not be able to rely on our existing Allied Esports business to generate positive financial performance and may be required to seek other options and alternatives to continue our business operations, which may be subject to new risks and uncertainties.

Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our securities.

In recent years, shareholder activists have become involved in numerous public companies. Shareholder activists frequently propose to involve themselves in the governance, strategic direction and operations of the Company, including election of directors. Such proposals and shareholder director nominations may disrupt our business and divert the attention of our Board of Directors, management and employees, and any perceived uncertainties as to our future direction resulting from such a situation could result in the loss of potential business opportunities, interfere with our ability to execute our strategic plan, be exploited by our competitors, cause concern to our current or potential customers, and make it more difficult to attract and retain qualified personnel and business partners, all of which could adversely affect our business.

Activist stockholder initiatives could result in perceived uncertainties as to the Company's future direction, strategy or leadership, which may result in the loss of potential business opportunities, harm our ability to attract new investors, customers, employees and other strategic partners and cause our stock price to experience periods of volatility. In addition, actions of activist shareholders may cause significant fluctuations in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

At the combined 2024/2025 annual meeting of stockholders, Knighted Pastures has nominated three directors for election to our board of directors, which has resulted in the Company's incurrence of unexpected costs and a diversion of time and resources. The Knighted Pastures director nominees are inexperienced in working with an experimental entertainment company. Responding to the proxy contest and related litigatory actions has been costly and time-consuming, and has disrupted the Company's operations and diverted the attention of our Board of Directors, management and employees.

We may be subject to litigation, including as a result of stockholder activism, which has caused us and may continue to cause us to incur significant expense, impact the execution of our business strategy and have an adverse effect on our business and operations.

We may be subject to litigation from stockholders, suppliers and other third parties from time to time. Such litigation may have an adverse impact on our business and results of operations or may cause disruptions to our operations. Shareholder activism, which can take many forms and arise in a variety of situations, could result in substantial costs and divert our attention and resources from our business and our ability to execute our strategic plans. Additionally, such shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with our associates, customers, service providers or other vendors and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant fees and other expenses related to activist shareholder matters, including for third-party advisors. Our stock price could be subject to significant fluctuations or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism.

As discussed in more detail in Item 3, "Legal Proceeding" below, the Company and its Board are subject to litigation involving one of its major stockholders, Knighted Pastures, LLC ("Knighted Pastures"), and its managing member. As we have disclosed in various filings with the SEC, the Company believes that Knighted Pastures is employing litigation tactics and stockholder activism to obtain control of the Company's Board without paying a control premium. Knighted Pastures has indicated it intends to seek representation on the Company's Board and to seek the removal for cause of certain additional directors. On October 27, 2024, the Company offered Knighted Pasture's managing member a seat on the Company's Board. On October 31, 2024, Knighted Pastures refused the proposal and demanded four seats on the Company's Board. As described further herein, on November 12, 2024, Knighted Pastures filed a lawsuit challenging the Company's strategic partnership and equity investment with an affiliate of Yellow River. The Company and its Board believe the lawsuit is entirely without merit and is defending against the claims vigorously.

To date we have incurred significant legal fees with respect to the Knighted Pastures stockholder litigation, as well as fees incurred pursuing good faith negotiations with Knighted Pastures, which has, and may continue to, negatively impacted our revenues. We expect to incur additional costs to defend against such litigation which may cause our management to divert attention and resources from our business operations. In addition, in the event we are unsuccessful and directors nominated by Knighted Pastures are elected to our board of director, such directors may disagree with the strategic directions of the Company or otherwise take actions that may adversely affect the interest of our stockholders. Further, continued and persistent shareholder activism may result in reputational harm to us, loss of customers, decreased strategic partner engagement, or other adverse impacts to our business.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as acquisitions, asset purchases and sales, and collaborations. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures, could not result in perceived benefits that were contemplated upon entering into the transaction, and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations, solvency and financial results. For example, these transactions may entail numerous operational and financial risks, including:

- exposure to unknown and contingent liabilities;

- disruption of our business and diversion of our management's time and attention;

- incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions, collaborations, and joint ventures;

- higher than expected acquisition and integration costs;

- write-downs of assets or goodwill or impairment charges;

- increased operating expenditures, including additional research, sales, and marketing expenses;

- increased amortization expenses;

- difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel; and

- impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership.

Our growth could be adversely affected if we are not able to pursue our acquisition strategy, to successfully integrate acquired businesses or to achieve the anticipated benefit from acquired companies.

We cannot guarantee that we will be able to execute acquisitions on commercially acceptable terms. Furthermore, the failure to successfully integrate an acquired business, including implementing financial controls and measures, successfully managing any minority stockholders or achieving our strategic objectives, could significantly impact our financial results. Financial results most likely to be negatively affected include revenue, gross margin, salaries and benefits, general and administrative expenses, depreciation and amortization, interest expense, net income and our debt level.

Furthermore, we may not be able to realize the anticipated benefits from acquired companies. Achieving those benefits depends on the timely, efficient and successful execution of a number of post-acquisition events. Factors that could affect our ability to achieve these benefits include the integration risks described above as well as the failure of acquired businesses to perform in accordance with our expectations; the failure to achieve anticipated synergies between our business units and the business units of acquired businesses; the loss of customers of acquired businesses; or the loss of key managers of acquired businesses.

If acquired businesses do not operate as we anticipate, it could materially impact our business, financial condition and results of operations. In addition, acquired businesses may operate in new markets in which we have little or no experience. Our failure to realize the benefits expected from our acquisitions could result in a reduction in the price of our common stock as well as in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy and could materially and adversely impact our business, financial condition or results of operations.

Allied is subject to risks associated with operating in a rapidly developing industry and a relatively new market.

Many elements of Allied's business are unique, evolving and relatively unproven. Its business and prospects depend on the continuing development of live streaming of competitive esports gaming. The market for esports gaming competition is relatively new and rapidly developing and is subject to significant challenges. Allied's business relies upon its ability to grow and garner an active gamer community, and successfully monetize this community through tournament fees, live event ticket sales, and advertising and sponsorships. In addition, Allied's continued growth depends, in part, on its ability to respond to constant changes in the esports gaming industry, including technological evolution, shifts in gamer trends and demands, introductions of new games, game publisher intellectual property right practices, and industry standards and practices. While change in this industry may be inevitable, and Allied will try to adapt its business model as needed to accommodate change and remain on the forefront of its competitors, Allied may be unsuccessful in doing so and does not provide any guarantees or assurances of success as the industry continues to evolve.

Allied may not be able to generate sufficient revenue to achieve and sustain profitability.

Allied expects its operating expenses to increase significantly as it continues to expand its marketing efforts and operations in existing and new geographies and vertical markets, including its online esports tournament and gaming subscription platform and experiential entertainment. In addition, Allied expects to continue to incur significant legal, accounting and other expenses related to being a public company. If its revenue declines or fails to grow at a rate faster than these increases in operating expenses, it will not be able to achieve profitability in future periods. As a result, Allied may generate losses. Allied cannot assure you that it will achieve profitability.

Allied generates a portion of its revenues from advertising and sponsorship. If it fails to attract more advertisers and sponsors to its live events, tournaments or content, or if advertisers or sponsors are less willing to advertise with or sponsor Allied, its revenues may be adversely affected.

Allied generates revenue from advertising and sponsorship, and it expects to further develop and expand its focus on these revenues in the future. These revenues partly depend on the advertisers' willingness to advertise in the esports gaming industry. If the esports gaming advertising and sponsorship market does not continue to grow, or if Allied is unable to capture and retain a sufficient share of that market, Allied's ability to achieve profitability may be materially and adversely affected. Furthermore, with unfavorable economic external factors, sponsors and advertisers may not have enough budget allocations for spending in sponsorship and advertising in esports, which would also lead to an adverse impact on Allied's revenue stream.

Allied's business model may not remain effective and it cannot guarantee that its future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Allied generates revenues from advertising and sponsorship of its live events, its content, the sale of merchandising, in-game advertisement, and the operation of its esports arenas. Allied has generated, and expects to continue to generate, a substantial portion of revenues using this revenue model in the near term. Although Allied believes that this model will enable the Company to increase its revenue and grow its business operation, there is no guarantee that such growth will occur, and the demand for its offerings may change, decrease substantially or dissipate, or it may fail to anticipate and serve esports gamer demands effectively. Public health crises, such as a global pandemic, may cause the demand for our in-person events to reduce and shift demand to online gaming. Allied may determine to enter into new opportunities to expand its business, including online gaming platforms, which may or may not be successful. Any such expansions involve additional risks and costs that could materially and adversely affect its business.

Even if Allied is able to license its brand to third party esports operators, there is a risk that those operators could damage its brand by operating esports arenas that are not at Allied's standards of operation.

As Allied licenses the Allied brand to third party esports arena operators around the world, it will depend on those operators to run those arenas at a quality level similar to Allied's owned and operated arenas. Allied's strategy depends on customers associating the third party esports arenas as part of Allied's network of affiliated arenas, which it believes will expand its brand recognition and increase customers, revenue, and growth. If Allied's affiliate arenas are poorly operated, or if those operators fail to use Allied's name and branding in a manner consistent with Allied's corporate messaging and branding, or if there are safety issues or other negative occurrences at affiliate arenas, Allied's name and brand could be significantly damaged, which would make its expansion difficult and materially adversely affect its results of operations and financial condition.

Allied's long-term growth strategy includes deploying additional mobile arenas in the U.S. and Europe to host its tournaments and events and it must operate them profitably.

A key element of Allied's long-term growth strategy is to extend its brand by increasing and adding to its portfolio of mobile arenas in the U.S. and Europe, as we believe doing so will provide attractive returns on investment. Adding these mobile arenas will depend upon a number of factors, many of which are beyond Allied's control, including but not limited to our ability, or the ability of our licensees, to:

- reach acceptable agreements regarding the lease or acquisition of the trucks that are the basis of the mobile arenas;

- comply with applicable zoning, licensing, land use and environmental regulations and orders and obtain required permits and approvals;

- raise or have available an adequate amount of cash or currently available financing for construction of the mobile arenas and the related operational costs;

- timely hire, train and retain the skilled management and other employees necessary to operate the mobile arenas;

- efficiently manage the amount of time and money used to build and operate each new mobile arena; and

- manage the risks of road hazards, accidents, traffic violations, etc. that may impede the operations of the mobile arenas.

The nature of hosting esports related or live events exposes Allied to negative publicity or customer complaints, including in relation to, among other things, accidents, injuries or thefts at the arenas, and health and safety concerns.

Allied's business of hosting esports events inherently exposes it to negative publicity or customer complaints as a result of accidents, injuries or, in extreme cases, deaths arising from incidents occurring at our arenas, including health, safety or security issues, and quality and service standards. Even isolated or sporadic incidents or accidents may have a negative impact on Allied's brand image and reputation, the arenas' popularity with gamers and spectators, or the ability to host esports events at all.

Allied's marketing and advertising efforts may fail to resonate with gamers.

Allied's live events, tournaments and competitions are marketed through a diverse spectrum of advertising and promotional programs such as online and mobile advertising, marketing through websites, event sponsorship and direct communications with the esports gaming community including via email, blogs and other electronic means. An increasing portion of Allied's marketing activity is taking place on social media platforms that are either outside, or not totally within, its direct control. Changes to gamer preferences, marketing regulations, privacy and data protection laws, technology changes or service disruptions may negatively impact its ability to reach target gamers. Allied's ability to market its tournaments and competitions is dependent in part upon the success of these programs.

The esports gaming and entertainment industry is competitive, and gamers may prefer competitors' arenas, leagues, competitions tournaments or live events over those offered by Allied.

The esports gaming and entertainment industry is competitive. Competitors range from established leagues and championships owned directly, as well as leagues franchised by well-known and capitalized game publishers and developers, interactive entertainment companies, diversified media companies and emerging start-ups. New competitors will likely continue to emerge. Many of these competitors may have greater financial resources than Allied. If Allied's competitors develop and launch competing arenas, leagues, tournaments or competitions, Allied's revenue and margins could decline.

Allied may not provide events or tournaments with games or titles for which the esports gaming community is interested.

Allied must attract and retain the popular esports gaming titles in order to maintain and increase the popularity of its live events, leagues, tournaments and competitions. Allied must identify and license popular games that resonate with the esports gamer community on an ongoing basis. Allied cannot assure you that it can attract and license popular esports games from their publishers, and failure to do so would have a material and adverse impact on Allied's results of operations and financial conditions.

If Allied fails to keep its existing gamers engaged, acquire new gamers and expand interest in its live events, leagues, tournaments and competitions, its business, its ability to achieve profitability, and its prospects may be adversely affected.

Allied's success depends on its ability to maintain and grow the number of gamers attending its live events, tournaments and competitions, and to keep its gamers and attendees highly engaged. In order to attract, retain and engage gamers and remain competitive, Allied must continue to develop and expand its live events, leagues, produce engaging tournaments and competitions, and implement new content formats, technologies and strategies to improve its product offerings. There is no assurance it will be able to do so.

A decline in the number of gamers may adversely affect the engagement level of gamers with Allied's tournament and entertainment platform under development may reduce our revenue opportunities and have a material and adverse effect on our business, financial condition and results of operations.

It is vital to Allied's operations that its planned online esports tournament and gaming subscriptions platform be responsive to evolving gamer preferences and offer first-tier esports game content and other services that attracts gamers. Allied must also keep providing gamers new features and functions to enable superior content viewing and interaction, or the number of gamers utilizing the platform will likely decline. Any decline in the number of gamers will likely have a material and adverse effect on our operations.

There is no guarantee that Allied will be able to complete its planned online esports tournament and gaming subscription platform, or that such platform once completed will be or remain popular.

Allied cannot assure you that the online esports tournament and gaming subscription platform it intends to develop will be completed in a timely manner or, if completed, become popular with gamers to offset the costs incurred to operate and expand it. This will require substantial costs and expenses. If such increased costs and expenses do not effectively translate into improved gamer engagement, Allied's results of operations may be materially and adversely affected.

If Allied fails to maintain and enhance its brands, its business, results of operations and prospects may be materially and adversely affected.

Allied believes that maintaining and enhancing its brands is important for its business to succeed by increasing the number of gamers and engagement by the esports community. Since Allied operates in a highly competitive market, brand maintenance and enhancement directly affect its ability to maintain and enhance its market position. As Allied expands, it may conduct various marketing and brand promotion activities using various methods to continue promoting its brands, but it cannot assure you that these activities will be successful. In addition, negative publicity, regardless of its veracity, could harm Allied's brands and reputation, which may materially and adversely affect Allied's business, results of operations and prospects.

If Allied fails to anticipate and successfully implement new esports technologies or adopt new business strategies, technologies, or methods, its business may suffer.

Rapid technology changes in the esports gaming market requires Allied to anticipate, sometimes years in advance, which technologies it must develop, implement and take advantage of in order to be and remain competitive in the esports gaming market. Allied has invested, and in the future may invest, in new business strategies including its to-be-developed online esports tournament and entertainment subscription platform, technologies, products, or games to engage a growing number of gamers and deliver the best gaming experiences possible. These endeavors involve significant risks and uncertainties, and no assurance can be given that the technology it adopts and the features it pursues will be successful. If Allied does not successfully implement these new technologies, its reputation may be materially adversely affected and its financial condition and operating results may be impacted.

Allied uses third-party services in connection with its business, and any disruption to these services could result in a disruption to its business, negative publicity and a slowdown in the growth of its users, materially and adversely affecting its business, financial condition and results of operations.

Allied's business depends on services provided by, and relationships with, various third parties, including cloud hosting, server operators, broadband providers, and computing peripheral suppliers, among others. The failure of any of these parties to perform in compliance with our agreements may negatively impact Allied's business.

Additionally, if such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with Allied, Allied could suffer service interruptions, reduced revenues, or increased costs, any of which may have a material adverse effect on its business, financial condition, and results of operations.

Allied may not be able to procure the necessary permits and licenses to operate its arenas.

Allied must obtain certain permits and licenses, including liquor licenses, to operate its arenas. Often these processes can be expensive and time consuming. There is no guarantee that Allied will be able to obtain such permits and licenses on a timely or cost-effective basis. Any delays could jeopardize the ability of Allied to operate the arenas and host events. As a result, Allied's business could suffer.

Rules and regulations governing sweepstakes, promotions and giveaways vary by state and country and these rules and regulations could restrict or eliminate Allied's ability to generate revenues on its esports gaming platform it intends to develop, which could materially and adversely impact the viability of this business.

As part of its esports gaming platform to be developed, Allied intends to offer subscribers the chance to win cash and prizes when playing esports games and tournaments on the platform. Awarding cash and prizes would require compliance with the laws or regulations in various states or countries over sweepstakes, promotions and giveaways, which are complex and constantly changing. Any negative finding of law regarding the characterization of the type of online activity carried out on the esports gaming platform could limit or prevent Allied's ability to obtain subscribers in those jurisdictions, which in turn could significantly impact Allied's ability to generate revenue. The ability or willingness to work with Allied by payment processors and other service providers necessary to conduct the esports gaming platform business also may be limited due to such changes in laws or any perceived negative consequences of engaging in the business of sweepstakes, promotions and giveaways that will be utilized by the esports gaming platform.

Negotiations with unionized employees could delay opening or operating Allied's arenas.

Certain of Allied's employees are represented by one or more unions. Allied will need to engage such unions to seek to employ the services of the employees on mutually acceptable terms. However, Allied cannot guarantee that such negotiations will be timely concluded to avoid interruption in its tournament schedule, or that such negotiations will ultimately result in an agreement. Any failure to timely conclude the negotiations could cause a delay in Allied's ability to timely open arenas or host events. Either of these events would adversely affect Allied's ability to achieve profitability.

Allied's business is subject to regulation, and changes in applicable regulations may negatively impact its business.

Allied is subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. In addition, laws and regulations relating to user privacy, data collection, retention, electronic commerce, consumer protection, content, advertising, localization, and information security have been adopted or are being considered for adoption by many jurisdictions and countries throughout the world. These laws could harm Allied's business by limiting the products and services it can offer consumers or the manner in which it offers them. The compliance costs for these laws may increase in the future as a result of changes in interpretation. Furthermore, Allied's failure to comply with these laws or the application of these laws in an unanticipated manner may harm its business and result in penalties or significant legal liability.

Allied has historically operated at a net loss on a consolidated basis, and there is no guarantee that that it will be able to be profitable.

The historical operations of Allied have resulted in net losses of $22.6 million and $3.6 million for the years ended December 31, 2024 and 2023, respectively. We do not know with any degree of certainty whether or when the consolidated operations of Allied will become profitable. Even if we are able to achieve profitability in future periods, we may not be able to sustain or increase our profitability in successive periods.

We have formulated our business plans and strategies based on certain assumptions regarding the acceptance of our business model and the marketing of our products and services. Nevertheless, our assessments regarding market size, market share, market acceptance of our products and services and a variety of other factors may prove incorrect. Our future success will depend upon many factors, including factors beyond our control and those that cannot be predicted at this time.

Forecasts of our market and market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, there can be no assurance that our business will grow at similar rates, or at all.

Growth forecasts included in SEC filings relating to our market opportunities and the expected growth in those markets are subject to significant uncertainty and are based on assumptions and estimates which may prove to be inaccurate. We also plan to operate in a number of foreign markets, and a downturn in any of those markets could have a significant adverse effect on our businesses. Even if these markets meet our size estimate and experiences the forecasted growth, we may not grow our business at a similar rate, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth should not be taken as indicative of our future growth.

Any actual or perceived failure by us to comply with our privacy policies or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions, or penalties against us.

Allied has implemented various features intended to better comply with applicable privacy and security requirements in the collection and use of customer data, but these features do not ensure compliance and may not be effective against all potential privacy and data security concerns. A wide variety of domestic and foreign laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, disposal and other processing of personal data. These data protection and privacy-related laws and regulations are evolving and may result in regulatory and public scrutiny and escalating levels of enforcement and sanctions. Our failure to comply with applicable laws and regulations, or to protect any personal data, could result in enforcement actions against us, including fines, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could adversely affect our business, operating results, financial performance and prospects.

Evolving and changing definitions of personal data and personal information within the European Union ("EU"), the United States, and elsewhere may limit or inhibit our ability to operate or expand our business. In jurisdictions outside of the United States, we may face data protection and privacy requirements that are more stringent than those in place in the United States. We are at risk of enforcement actions taken by certain EU data protection authorities until such point in time that we may be able to ensure that all transfers of personal data to us in the United States from the EU are conducted in compliance with all applicable regulatory obligations, the guidance of data protection authorities and evolving best practices. The European General Data Protection Regulation ("GDPR") may impose additional obligations, costs and risks upon our business. The GDPR may increase substantially the penalties to which we could be subject in the event of any non-compliance. In addition, we may incur substantial expense in complying with the obligations imposed by the GDPR and we may be required to make significant changes in our business operations, all of which may adversely affect our revenues and our business overall.

Loss, retention or misuse of certain information and alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources on data security and in responding to and defending such allegations and claims. In addition, future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations, could impair our ability to collect, use or disclose data relating to individuals, which could increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Allied publicly posts its privacy policies and practices concerning processing, use, and disclosure of the personally identifiable information provided to it by website visitors. Publication of such privacy policies and other statements published that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive or misrepresentative of actual policies and practices or if actual practices are found to be unfair. Evolving and changing definitions of what constitutes "Personal Information" and "Personal Data" within the EU, the United States and elsewhere, especially relating to classification of IP addresses, machine or device identification numbers, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting technology alliance relationships that may involve the sharing of data.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new business initiatives in the future could reduce our ability to compete successfully and harm our operating results.

In the future we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios, or restrict our ability to pay dividends or make acquisitions. If we cannot raise capital on acceptable terms, or at all, we will not be able to execute successfully our business plans, including the inability to:

● develop and enhance our products and services;

● continue to expand our network of arenas;

● hire, train and retain employees;

● respond to competitive pressures or unanticipated working capital requirements; or

● pursue acquisition opportunities.

Although we have been able to fund our current working capital requirements through the sale of WPT, there is no assurance that we will be able to do so in the future.

We may experience security breaches and cyber threats.

We face cyber risks and threats that could damage, disrupt or allow third parties to gain improper access to our networks and platforms, supporting infrastructure, intellectual property, and other assets. In addition, we rely on technological infrastructure, including third party cloud hosting and broadband, provided by third party business partners to support the functionality of our platforms and content distribution. These business partners are also subject to cyber risks and threats. Such cyber risks and threats may be difficult to detect. The techniques that may be used to obtain unauthorized access or disable, degrade, exploit or sabotage these networks and gaming platforms change frequently and often are not detected. Our systems and processes and those of our third-party business partners may not be adequate. Any failure to prevent or mitigate security breaches or cyber risks, or respond adequately to a security breach or cyber risk, could result in interruptions to our platforms, degrade the gamer/user experiences, cause gamers/users to lose confidence in our platforms and cease utilizing them, as well as significant legal and financial exposure. This could harm our business and reputation, disrupt our relationships with partners and diminish our competitive position.

Global health threats, such as a global pandemic, could have a material adverse effect on our business.

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease or global or regional epidemic or pandemic. A significant outbreak of contagious diseases in the human population, such as a global pandemic could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and services. As a global entertainment company that hosts numerous live events with spectators and participants in destination cities, such outbreak may cause people to avoid traveling to and attending our events, which will adversely affect our business operations and financial results.

Risks Related to Intellectual Property

Allied licensed certain brand names under agreements that have expired and may also be subject to claims of infringement of third-party intellectual property rights.

Allied's license with a third party to use the names "Esports Arena Las Vegas" and "Esports Arena Drive", which are part of the branding for its Las Vegas flagship esports arena location and its US-based mobile arena, respectively, ended in July 2021. Although Allied intends to market and promote its esports arenas using intellectual property it owns and controls, and is discontinuing use of such branding, there are no assurances that those efforts will be fruitful and that it will be able to maintain brand awareness once the license expires.

Furthermore, third parties may claim that Allied has infringed their intellectual property rights. Although Allied takes steps to avoid violating the intellectual property rights of others, it is possible that third parties still may claim infringement. Infringement claims against us, whether valid or not, may be expensive to defend and divert the attention of Allied's management and employees from business operations. Such claims or litigation could require Allied to pay damages, royalties, legal fees and other costs. Allied also could be required to stop offering, distributing or supporting esports games, its to-be-developed gaming platform or other features or services which incorporate the affected intellectual property rights, redesign products, features or services to avoid infringement, or obtain a license, all of which could be costly and harm its business.

Allied's technology, content and brands are subject to the threat of piracy, unauthorized copying and other forms of intellectual property infringement.

Allied regards its technology, content and brands as proprietary and takes measures to protect it from infringement. Piracy and other forms of unauthorized copying and use of technology, content and brands are persistent, and policing is difficult. Further, the laws of some countries do not protect intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of Allied's rights may be ineffective in such countries, which could have a material adverse effect on its business, financial condition and results of operations.

Allied may not be able to prevent others from unauthorized use of its intellectual property, which could harm our business and competitive position.

Allied regards its registered trademark and pending trademarks, service marks, pending patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to its success. Allied relies on trademark and patent law, trade secret protection, and confidentiality and license agreements with its employees and others to protect its proprietary rights.

Allied has invested significant resources to develop its own intellectual property and acquire licenses to use and distribute the intellectual property of others. Failure to maintain or protect these rights could harm its business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect its current and future revenues.

Allied may not be able to develop compelling intellectual property content or secure media content distributors to promote, sell, and distribute such content, which could harm its business and competitive position.

Allied intends to produce licensable content from the various live events, tournaments, and its own initiatives and brands to sell to viewers worldwide. There is no guarantee that it will be able to develop content that is compelling to its targeted customers. Media and gaming company competitors, many of which are better funded, are also creating content from esports events, and it will be difficult to create content that stands out and attracts customers. Furthermore, to carry out Allied's worldwide distribution plans, film and media distribution partners will be needed and, in the event, Allied is not able to secure content distributors on terms acceptable to Allied, this will have a significant adverse impact on revenue streams from the sale or licensing of intellectual property.

Allied has not entered into definitive license agreements with all game publishers that it currently has relationships with, and it may never do so.

Although Allied has relationships with many game publishers for tournament events and content experiences involving their respective intellectual properties and enters into definitive license agreements with such game publishers from time to time, Allied does not have definitive license agreements in place with all of its game publishers. No assurances can be given as to when or if it will be able to come to agreeable terms with game publishers for any future license agreements. If Allied is unable to come to mutually agreeable terms and enter into definitive license agreements with game publishers, game publishers may unilaterally choose to discontinue its relationship with Allied, thereby preventing Allied from offering tournament events and content experiences using their game intellectual property. Should game publishers choose not to allow Allied to offer tournament events and content experiences involving their intellectual property to Allied's customers, the popularity of Allied's tournaments and content may decline, which could materially and adversely affect its results of operations and financial condition.

General Risk Factors

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and, in response, the market price of shares of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above a price you feel is appropriate.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in our public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline as well. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

We incur increased costs and are subject to additional regulations and requirements as a result of being a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we incur significant legal, accounting and other expenses that are not incurred by private companies, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act, and related rules implemented by the SEC and the Nasdaq Capital Market. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also may make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock on the Nasdaq market, fines, sanctions and other regulatory action and potentially civil litigation.

We may not be able to maintain a listing of our common stock on the Nasdaq Capital Market.

We must meet certain financial and liquidity criteria to maintain the listing of our common stock on the Nasdaq Capital Market. If we violate the Nasdaq Capital Market's listing requirements or fail to meet its listing standards, our common stock may be delisted. In addition, our Board of Directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from the Nasdaq Capital Market may materially impair our stockholders' ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

As previously reported on our Current Report on Form 8-K filed with the SEC on January 12, 2025, on January 6, 2025, we received a formal letter from the Listing Qualifications Department (the "Staff") of the Nasdaq Stock Market notifying us that we did not comply with Listing Rule 5620(a), which requires that we hold an annual meeting of stockholders within twelve months of the end of our fiscal year end. On January 27, 2025, we submitted to the Staff a Plan of Compliance which describes the circumstances under which we became noncompliant with the Listing Rule 5620(a) and our plan with which we will regain compliance. The Staff granted us an extension until June 30, 2025, to regain compliance with the Listing Rule 5620(a) by holding an annual meeting of stockholders. The letter had no immediate effect on our listing on the Nasdaq Capital Market.

We believe that delisting of our common stock from the Nasdaq Capital Market may adversely affect our ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade our securities and may negatively affect the value and liquidity of our common stock. Delisting could have other negative results, including the potential loss of employee confidence, the loss of institutional investors and/or interest in significant business development opportunities.

If we are delisted from the Nasdaq Capital Market and we are not able to list our common stock on another exchange, our common stock may be quoted on the OTC Markets or on the "pink sheets." As a result, we could face significant adverse consequences including, among others:

● A limited availability of market quotations for our securities;

● A determination that our common stock is a "penny stock" which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

● A limited amount of news and little or no analyst coverage for our company;

● We would no longer qualify for exemptions from state securities registration requirements, which may require us to comply with applicable state securities laws; and

● A decreased ability to issue additional securities (including pursuant to short-form registration statements on Form S-3) or obtain additional financing in the future.

In addition, an increase in the per share trading value of our common stock would be beneficial because it would:

● Improve the perception of our common stock as an investment security;

● Reset our stock price to more normalized trading levels in the face of potentially extended market dislocations;

● Assist with future potential capital raises;

● Appeal to a broader range of investors to generate greater investor interest in us; and

● Reduce stockholder transaction costs because investors would pay lower commissions to trade a fixed dollar amount of our stock if our stock price were higher than they would if our stock price were lower.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business operations may be severely disrupted if we lose the services of such personnel.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees are unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the esports gaming industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. If any of our executive officers or key employees terminate their services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel.

We have two major stockholders that each own a significant percentage of our outstanding common stock, enabling them to exert significant influence over our operations and activities, which may affect the trading price of our common stock.

Our two major stockholders, Ourgame International Holdings Limited ("Ourgame") and Knighted Pastures, hold shares of our common stock representing approximately 31.5% and 31.5%, respectively, of our total voting power as of May 27, 2025 (collectively, the "Significant Stockholders"). This concentrated ownership and voting power enables Significant Stockholders to exert substantial influence over all matters requiring stockholder votes and approval, including the election of directors; mergers, consolidations, acquisitions and other strategic transactions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our Certificate of Incorporation or our bylaws; and our winding up and dissolution.

The interests of each of the Significant Stockholders, individually, may not always align with that of other Significant Stockholders, our interests and interests of minority stockholders, and the Significant Stockholders may have the power and ability to delay, deter or prevent acts that would be favorable by us or our other stockholders. See Risk Factors — "We may be subject to litigation, including stockholder litigation, which could have an adverse effect on our business and operations." This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of the Company. Also, any Significant Stockholder may seek to cause us to take courses of action that, in its judgment, could enhance its investments in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders. As a result, the market price of our shares could decline. In addition, this concentration of share ownership may adversely affect the trading price of our shares because prospective investors may perceive disadvantages in owning shares in a company such as our company with such a significant stockholder.

Our failure to achieve and maintain an effective system of disclosure controls and internal control over financial reporting could adversely affect our financial position and lower our stock price.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Effective internal controls are necessary for us to provide reliable financial reports. Nevertheless, all internal control systems, no matter how well designed, have inherent limitations. Even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Any significant deficiencies could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and any annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to maintain our common stock listing on Nasdaq.

We have no current plans to pay cash dividends on our common stock; as a result, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay dividends on our common stock with the proceeds of the WPT sale transaction. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions and other factors that our board of directors may deem relevant. As a result, you may not receive any return on an investment in our common stock unless you sell your common stock for a price greater than that which you paid for it.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, the market price of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one of more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our common stock to decline. Moreover, if one or more of the analysts who cover us downgrades our common stock or if our reporting results do not meet their expectations, the market price of our common stock could decline.

You will be diluted by the future issuance of common stock, preferred stock, or securities convertible into common or preferred stock, in connection with our incentive plans, acquisitions, capital raises or otherwise.

Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise.

In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Issuing additional shares of our capital stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us.

Additionally, we have reserved an aggregate of 3,763,305 shares of common stock for issuance under our 2019 Equity Incentive Plan (as amended, the "2019 Plan"). As of December 31, 2024, there were 250,616 shares available under the plan. Any common stock that we issue, including under our 2019 Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by our common stockholders. We have filed an effective registration statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2019 Plan. Accordingly, shares registered under such registration statement will be available for sale in the open market upon issuance.

The Company's amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between the Company and its stockholders, which could limit the Company's stockholders' ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with the Company or the Company's directors, officers or employees.

The Company's Certificate of Incorporation, as amended, provides that unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation, as amended, or the Company's Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rule and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

If a court were to find the choice of forum provision contained in our Certificate of Incorporation, as amended, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to the Company's management.

Provisions of our amended and restated articles of incorporation and bylaws may delay or prevent a takeover which may not be in the best interest of our stockholders.

Provisions of our amended and restated articles of incorporation and our bylaws, as amended, may be deemed to have anti-takeover effects, which include when and by whom special meetings of our stockholders may be called, and may delay, defer or prevent a takeover attempt. Further, our amended and restated articles of incorporation, authorize the issuance of up to 1,000,000 shares of undesignated preferred stock with such rights and preferences as may be determined from time to time by our Board of Directors in their sole discretion. Our Board of Directors may, without stockholder approval, issue series of preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

Further, as a Delaware corporation, we are subject to provisions of the Delaware General Corporation Law regarding "business combinations." We may, in the future, consider adopting additional anti-takeover measures. The authority of our Board to issue undesignated preferred stock and the anti-takeover provisions of Delaware law, as well as any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of our company that are not approved by our Board. As a result, our stockholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price, voting and other rights of the holders of common stock may also be affected.

Our stockholder rights plan, or "poison pill," includes terms and conditions that could discourage a takeover or other transaction that stockholders may consider favorable.

On February 8, 2024, the Board of Directors approved the Stockholder Rights Plan (the "Rights Plan"), dated February 9, 2024, by and between the Company and Continental Stock Transfer & Trust Company, as Rights Agent. The Rights Plan was adopted in response to stockholder activism concerns and is intended to protect the Company and its stockholders from efforts by a single stockholder or group of stockholders to obtain control of the Company without paying a control premium through a number of recognized stockholder protections. Generally the Rights Plan works by causing substantial dilution to any person or group (other than specified exempt persons) that acquires 10% or more of the shares of common stock of the Company without the approval of the Board of Directors (such person or group, an "Acquiring Person") through the issuance of "Rights" to stockholders of record as of, and subsequent to, the start of business at 9:00 am. Eastern Time on February 9, 2024, which Rights entitle the registered holders thereof (other than the Acquiring Person) to receive additional shares of our common stock upon exercise of such Rights. As a result, the overall effect of the Rights Plan may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving our Company that is not approved by the Board of Directors even if the offer may be considered beneficial by some stockholders. The Rights will expire at the close of business on February 9, 2027, unless previously redeemed or exchanged by the Company.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We address cybersecurity risk with input from our employees and Audit Committee. The Audit Committee, and senior management devote significant resources to cybersecurity and risk management processes to adapt to the changing cybersecurity landscape and respond to emerging threats in a timely and effective manner. We regularly assess the threat landscape and take a universal view of cybersecurity risks, with a layered cybersecurity strategy based on prevention, detection, and mitigation. Our information technology (IT) security team reviews enterprise risk, including management-level cybersecurity risks annually. In addition, we have a set of Company-wide policies and procedures concerning cybersecurity matters, which include an IT security manual as well as other policies that directly or indirectly relate to cybersecurity, such as policies related to encryption standards, antivirus protection, remote access, multifactor authentication, confidential information and the use of the internet, social media, email and wireless devices. These policies go through an internal review process and are approved by appropriate members of management.

All employees are required to complete cybersecurity training and have access to more frequent cybersecurity training through online trainings. We also require employees in certain roles to complete additional role-based, specialized cybersecurity training.

We have continued to expand investments in IT security, including additional end-user training, using layered defenses, identifying, and protecting critical assets, strengthening monitoring and alerting, and engaging experts. We regularly test defenses by performing simulations and drills at both a technical level (including through penetration tests) and by reviewing our operational policies and procedures with third-party experts. At the management level, our IT security team regularly monitors alerts and meets to discuss threat levels, trends, and remediation. The team also reviews a monthly cyber scorecard, regularly collects data on cybersecurity threats and risk areas and conducts an annual risk assessment. Further, we conduct periodic external penetration tests, red team testing and maturity testing to assess our processes and procedures and the threat landscape. These tests and assessments are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors, and intellectual property. In addition to assessing our own cybersecurity preparedness, we also consider and evaluate cybersecurity risks associated with use of third-party service providers. Our Internal Audit team conducts an annual review of third-party hosted applications with a specific focus on any sensitive data shared with third parties. The internal business owners of the hosted applications are required to document user access reviews at least annually and provide from the vendor a System and Organization Controls (SOC) 1 or SOC 2 report. If a third-party vendor is not able to provide a SOC 1 or SOC 2 report, we take additional steps to assess their cybersecurity preparedness and assess our relationship on that basis. Our assessment of risks associated with use of third-party providers is part of our overall cybersecurity risk management framework.

The Audit Committee has periodic discussions with management regarding cybersecurity risks. The Audit Committee performs an annual review of the Company's cybersecurity program, which includes a discussion of management's actions to identify and detect threats, as well as planned actions in the event of a response or recovery situation.

We face a number of cybersecurity risks in connection with our business. Although such risks have not materially affected us, including our business strategy, results of operations or financial condition, to date, we have, from time to time, experienced threats to and breaches of our data and systems, including malware and computer virus attacks. As of the date of this Annual Report on Form 10-K, we are not aware of any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company.

Item 2. Properties

The Company's main offices are leased and are located at 745 Fifth Avenue, Suite 500, New York, NY 10151. The Company considers this office space adequate for its current office operations. The initial term expired on July 31, 2022, and the Company has been on a month-to-month basis thereafter.

Allied operates its flagship arena, the HyperX Esports Arena Las Vegas, at the Luxor Casino on the Vegas strip, whose pyramid is one of the most visible landmarks in Las Vegas. This arena has 80 to 100 gaming stations, two bars, food service, private rooms, a production facility, and space for up to 1,000 people for events. The arena is custom-built for esports tournaments and has a broadcast-ready television studio to broadcast live events and produce content. The initial term of the Las Vegas Lease expired on May 31, 2023, and was extended for another two months through July 31, 2023. Effective August 1, 2023, the Las Vegas Lease was extended until May 31, 2028 for minimum monthly payments of $137,500 for 58 months in addition to fixed monthly tenant obligations for real estate tax of $5,000.

Item 3. Legal Proceedings

We may be subject to litigation from stockholders, suppliers and other third parties from time to time. Such litigation, such as those discussed below, may have an adverse impact on our business and results of operations or may cause disruptions to our operations, and may result in fines; penalties, compensatory, treble or other damages; or non-monetary relief.

As discussed in more detail below, Knighted Pastures, LLC ("Knighted") has filed multiple complaints against, among other defendants, us and the members of our Board of Directors. We have incurred and expect to continue incurring additional costs to defend against active litigations which may cause our management to divert attention and resources from our business operations For further information on the risks we face from existing and future claims, suits, investigations and proceedings, see "Risk Factors" in Part I, Item 1A of this report.

Knighted Pastures, LLC

On March 7, 2024, Knighted Pastures, LLC ("Knighted"), an AGAE stockholder, filed a complaint captioned *Knighted Pastures, LLC v. Yangyang Li, et al.*, C.A. No. 2024-0222 in the Court of Chancery of the State of Delaware against us, the members of our Board of Directors, and certain additional defendants (the "Knighted Action"). The complaint alleged, among other things, that the members of our Board of Directors breached their fiduciary duty in connection with (1) the approval of a Share Purchase Agreement that AGAE entered into on or around December 28, 2023, (2) the approval and adoption of certain amendments to AGAE's Bylaws on or around January 5, 2024, and (3) the approval and adoption of a rights agreement on or around February 8, 2024. On June 15, 2024, the Company's board of directors approved resolutions providing Amendment of Bylaws, Exemption to Shareholders Rights Plan, Election of Class B Directors, Proxy for Restricted Stock Awards, Waiver of Advance Notice Provision in Bylaws, Determination of Annual Meeting Date and Authority to Modify Resolutions. On June 17, 2024, the directors filed a motion to dismiss the complaint as moot based on the board of directors' approval of the foregoing resolutions. On October 10, 2024, the Court issued an order closing the case.

On November 12, 2024, Knighted filed a complaint captioned *Knighted Pastures, LLC v. Yangyang Li, et al.,*, C.A. No. 2024-1158-JTL in the Court of Chancery of the State of Delaware, naming the Company's board of directors and certain third parties concerning the board of directors' approval of the transaction with Blue Planet New Technology, Ltd., an affiliate of Yellow River. The complaint alleges that the board of directors breached its fiduciary duties by approving the transaction which Knighted alleges served to disenfranchise Knighted's stockholder rights. On April 25, 2025, the board of directors approved resolutions to rescind the transaction with Blue Planet New Technologies, Ltd., acknowledge and accept the resignation of Zongmin Ding from the board, effective April 25, 2025, determine to hold a combined annual meeting for 2024 and 2025 within 120 days from the date the Court enters dismissal or otherwise stays the lawsuit, and resolve that until the occurrence of the 2024 and 2025 combined annual meeting, the Company shall not: (i) take any action that would result in changes to the size of Board; (ii) modify the Company's Bylaws or Certificate of Incorporation; (iii) modify the Company's charters for its audit, compensation, and nominating and corporate governance committees; (iv) modify the Company's code of business conduct and ethics; (v) take any action to invalidate Plaintiff's nomination of Roy Choi, Walter Ivey Delph III, and Jennifer van Dijk to the Board in opposition to the Company's three directors that are up for election at the 2024 annual meeting; and (vi) enter into any transaction that would result in the issuance of equity in the Company to any third party, provided, however, that the foregoing shall not apply to any matter that is subject to a stockholder vote and does not take effect until the requisite stockholder approval is obtained. The same day, director defendants filed a motion to dismiss the complaint as moot, or in the alternative stay the action pending the outcome of the 2024/2025 combined annual meeting. On April 29, 2025, the Court granted the motion with modifications. On May 22, 2025, the Court entered an order staying the case and preserving the status quo pending the outcome of the 2024/2025 combined annual meeting of stockholders scheduled to be held on August 4, 2025.

Timothy G. Schuebel

On September 25, 2024, Timothy G. Schubel, an AGAE stockholder, filed a complaint captioned *Timothy G. Schubel v. Allied Gaming & Entertainment, Inc. et al.*, C.A. No. 2024-0996-JTL, seeking to represent a class of AGAE stockholders and alleging that the Shareholder Rights Plan of the Company, dated February 9, 2024 (the "Rights Plan"), contained provision(s) that were contrary to Delaware law. The Company's board of directors is evaluating the claims related to the Rights Plan, and the Company and its board of directors' legal rights. On May 30, 2025, the Board approved an amendment to certain provisions in Shareholder Rights Plan governing liabilities and fiduciary duties of directors under applicable Delaware law. The matter is presently pending.

For information regarding legal proceedings, also see Note 14 "Commitments and Contingencies," to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Capital Market under the symbol "AGAE."

Holders

On May 27, 2025, there were 28 holders of record of our common stock, one of which was Cede & Co., a nominee for The Depository Trust Company, or DTC. Shares of common stock that are held by financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are considered to be held of record by Cede & Co. as one stockholder.

Dividends

We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, our future credit facilities and future debt instruments may materially restrict our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of our current or then-existing debt instruments and other factors our Board of Directors deems relevant.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

Information about our equity compensation plan in Item 12 of Part III of this Annual Report on Form 10-K is incorporated herein by reference.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 11, 2022, our Board of Directors (the "Board") authorized a stock repurchase program under which we are authorized to repurchase up to $10 million of our outstanding shares of common stock. The manner, timing and amount of any purchase will be based on an evaluation of market conditions, stock price and other factors. Repurchases under the program will be made in open market transactions in compliance with the Securities and Exchange Commission Rule 10b-18 and federal securities laws. The stock repurchase program does not obligate the Company to acquire any particular amount of common stock, and it may be extended, suspended or discontinued at any time at the Company's discretion. The stock repurchase will be funded using the Company's working capital.

The following table provides information with respect to repurchases made under the stock repurchase program during the fourth quarter of 2024:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares Available to be Purchased Under the Program
October 1, 2024 to October 31, 2024	-	$ -	-	$ -
November 1, 2024 to November 30, 2024	-	$ -	-	$ -
December 1, 2024 to December 31, 2024	514	$ 0.79	514	$ 7,305,926

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the financial statements and related disclosures for the years ended December 31, 2024 and 2023, which are included elsewhere in this Annual Report on Form 10-K. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risk, uncertainties and other factors. These statements are often identified by the use of words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue," and similar expressions or variations. Actual results could differ materially because of the factors discussed in "Risk Factors" elsewhere in this Annual Report on Form 10-K, and other factors that we have not identified.

The Company

Allied Gaming and Entertainment Inc., along with its subsidiaries ("AGAE" or the "Company") is a global experiential entertainment company focused on providing a growing audience of gamers with unique experiences through renowned assets, products, and services. Under the Allied Esports International subsidiary ("AEI") we operate global competitive esports properties designed to connect players and fans via a network of connected arenas and creation of original esports content. Esports Arena Las Vegas, LLC subsidiary, operates a flagship gaming arena located at the Luxor Hotel in Las Vegas, Nevada. Meanwhile, Allied Mobile Entertainment subsidiary ("AME"), is dedicated to exploring opportunities in the massive and growing mobile games markets. AME's ownership of a 40% equity interest in Beijing Lianzhong Zhihe Technology Co. Ltd ("Z-Tech"), a prominent mobile games developer and operator, is engaged in the development and distribution of casual mobile games in Mainland China, solidifies our presence in this lucrative sector. Moreover, our subsidiary Allied Experiential Entertainment ("AEE"), focuses on orchestrating live entertainment events and offers management and consultation service to experiential entertainment venue operation. The Company offers a variety of esports and gaming-related content, including world class tournaments, live and virtual entertainment and gaming events, and original programming to continuously nurture vibrant communities primarily comprising of Gen Y, Z, and Alpha consumers.

Allied's in-person experiences include live events hosted at its flagship arena, HyperX Arena Las Vegas, an affiliate arena with one of its global network of esports arena partners, and its mobile arenas. Allied's multiplatform content include its partnerships with live streamers, post-produced episodic content, and short-form repackaged content. Allied's casual mobile gaming includes contractual relationships with various advertising service providers for advertisements within the Company's casual mobile games.

Our growth depends, in part, on our ability to adapt to technological advancements, shifts in gamer trends and demands, introductions of new games, evolving intellectual property practices among game publishers, the fusion of gaming and music and industry standards and practices. While change in this industry may be inevitable, we are committed to flexibly adjusting our business model as necessary to accommodate such shifts and maintain a leading position among our competitors.

Our business plan requires significant capital expenditures, and we expect our operating expenses to increase as we continue to expand our marketing efforts and operations in existing and new geographies as well as new vertical markets (including live influencer events, top artist events and concerts, experiential entertainment, casual mobile gaming, live streaming platforms and channels, interactive content monetization, and online esports tournament and gaming subscription platforms), which we believe will provide attractive returns on investment.

Results of Operations

Our operations consist of our esports gaming operations, casual mobile games and live entertainment events organizing. Our esports gaming operations take place at global competitive esports properties designed to connect players and fans via a network of connected arenas. Through our subsidiaries, we offer esports fans state-of-the-art facilities to compete against other players in esports competitions, host live events with esports superstars that potentially stream to millions of viewers worldwide, and produce and distribute esports content at our on-site production facilities and studios. At our flagship arena in Las Vegas, Nevada, we provide an attractive facility for hosting a diverse range of events, including corporate events, tournaments, game launches, and brand activation. Furthermore, we boast a mobile esports arena, an 18-wheel semi-trailer, which seamlessly transforms into a top-tier esports arena and competition stage or a dynamic live show arena complete with full content production capabilities and an interactive talent studio.

Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

(in thousands)	For the Years Ended December 31, 2024		2023		Favorable (Unfavorable)	
Revenues:						
In-person	$	4,670	$	4,956	$	(286)
Multiplatform content		-		2,000		(2,000)
Casual mobile gaming		4,409		699		3,710
Total Revenues		9,079		7,655		1,424
Costs and Expenses:						
In-person (exclusive of depreciation and amortization)		2,497		2,684		187
Multiplatform content (exclusive of depreciation and amortization)		-		1,518		1,518
Casual mobile gaming (exclusive of depreciation and amortization)		3,876		594		(3,282)
Research and development expenses		865		163		(702)
Selling and marketing expenses		287		227		(60)
General and administrative expenses		13,349		7,569		(5,780)
Depreciation and amortization		1,586		1,500		(86)
Impairment of goodwill		9,567		-		(9,567)
Impairment of software license		358		-		(358)
Total Costs and Expenses		32,385		14,255		(18,130)
Loss From Operations		(23,306)		(6,600)		(16,706)
Other Income (Expense):						
Other income (expense), net		6		47		(41)
Loss on escrow settlement		(3,000)		-		(3,000)
Realized gain on investment in money market fund		209		-		209
Unrealized loss on investment in marketable securities		(536)		-		(536)
Loss on foreign currency transactions, net		(29)		-		(29)
Interest income, net		3,655		2,958		697
Pre-Tax Loss		(23,001)		(3,595)		(19,406)
Income tax benefit		425		-		425
Net Loss	$	(22,576)	$	(3,595)	$	(18,981)

Revenues

In-person experience revenue was $4.7 million and $5.0 million for the years ended December 31, 2024 and 2023. The in-person experience revenues consisted of a $0.2 million decrease in event revenue, a $0.1 million decrease in ticket and gaming revenue, and a $0.1 million decrease in merchandising revenue. The decreases were offset by an increase of $0.1 million in sponsorship revenue related to Meta truck sponsorships.

Multiplatform content revenues decreased by approximately $2.0 million, or 100% to approximately $0.0 million for the year ended December 31, 2024 from approximately $2.0 million for the year ended December 31, 2023. The decrease in multiplatform revenues is the result of revenue generated from Season 2 of Elevated, a live streaming event which had 10 episodes in 2023 and did not occur in 2024.

Casual mobile gaming revenue was $4.4 million for the year ended December 31, 2024 and $0.7 for the year ended December 31, 2023, respectively. The increase in casual mobile games revenue was due to the recognition of twelve months of revenue in 2024 as opposed to only two months in 2023, which were earned subsequent to the business combination with Z-Tech on October 31, 2023.

Costs and expenses

In-person costs (exclusive of depreciation and amortization) decreased by approximately $0.2 million, or 7%, to approximately $2.5 million for the year ended December 31, 2024 from approximately $2.7 million for the year ended December 31, 2023. The decrease is the result of the decrease in costs associated with third party events at the arena held during the year ended 2024 compared to 2023.

Multiplatform content costs (exclusive of depreciation and amortization) decreased by approximately $1.5 million, or 100%, to approximately $0.0 million for the year ended December 31, 2024 from approximately $1.5 million for the year ended December 31, 2023. The decrease in multiplatform costs corresponds to the production costs for 10 episodes of Season Two of Elevated which were streamed in 2023 but did not occur in 2024.

Casual mobile gaming costs (exclusive of depreciation and amortization) were $3.9 million for the year ended December 31, 2024 and $0.6 million for the year ended December 31, 2023, respectively. Casual mobile gaming costs and revenues began in connection with the business combination with Z-Tech on October 31, 2023, making 2024 the first full year of casual mobile gaming costs and revenues.

Research and development expenses were $866 thousand and $163 thousand for the years ended December 31, 2024 and 2023, respectively. Research and development expenses consist principally of costs related to the development of new casual mobile games for Z-Tech which was acquired on October 31, 2023.

Selling and marketing expenses increased by approximately $60 thousand, or 26%, to approximately $287 thousand for the year ended December 31, 2024 from approximately $227 thousand for the year ended December 31, 2023.

General and administrative expenses increased by approximately $5.8 million, or 76%, to approximately $13.4 million for the year ended December 31, 2024 from approximately $7.6 million for the year ended December 31, 2023. The increase in general and administrative expenses resulted from (a) a $1.1 million increase in payroll and payroll related costs due to an Employee Retention Credit ("ERC") received and recorded as a reduction of expenses during the year ended December 31, 2023, (b) a $3.9 million increase professional and legal fees relating to shareholder complaints filed in 2024, and (c) a $1.0 million increase in stock-based compensation related to restricted share awards granted on February 22, 2024. These increases were slightly offset by a $0.2 million decrease in insurance costs related to a D&O insurance policy that was renewed at a lower cost in August 2023.

Depreciation and amortization increased by approximately $85 thousand, or 6%, to approximately $1.6 million for the year ended December 31, 2024, from approximately $1.5 million for the year ended December 31, 2023. The increase was primarily due to the amortization of intangibles that were recorded as part of the business combination with Z-Tech on October 31, 2023.

Impairment of goodwill was approximately $9.6 million for the year ended December 31, 2024, compared to $0.0 million for the year ended December 31, 2023. The impairment resulted from management's determination that the fair value of one of its reporting units was less than its carrying amount.

Impairment of software license was approximately $0.4 million for the year ended December 31, 2024, compared to $0.0 million for the year ended December 31, 2023. The impairment resulted from management's determination that the fair value of its software license was less than its carrying amount.

Other income, net

We recognized other expense, net, of approximately $6 thousand during the year ended December 31, 2024, compared to $47 thousand of other income, net, recorded for the year ended December 31, 2023, a decrease of $41 thousand.

Loss on escrow settlement

We recognized a loss in connection with a Settlement and Release Agreement dated September 16, 2024, with Brookfield Property Partners ("Brookfield"), under which $3.0 million was released and paid to Brookfield from an escrow account established in January 2020 (see Note 14 – Commitments and Contingencies – Investment Agreement). The entire escrow account of $5.0 million was included in restricted cash on the consolidated balance sheets from that date through the date of the Settlement and Release Agreement.

Realized gain on investment in money market fund

We realized a gain on investment in money market fund of $0.2 million for the year ended December 31, 2024, compared to $0.0 million for the year ended December 31, 2023. This increase is due to the change in fair value of the money market funds between the purchase date and December 31, 2024. There were no investments in money market funds for the year ended December 31, 2023.

Unrealized loss on investment in marketable securities

The unrealized loss on investments in marketable securities for the years ended December 31, 2024 and 2023 were $0.5 million and $0.0, respectively. The increase in loss is due to the change in fair value of the marketable securities that were purchased during the year ended December 31, 2024. There were no investments in marketable securities for the year ended December 31, 2023.

Loss on foreign currency transactions, net

The loss on foreign currency transactions was approximately $0.1 million for the year ended December 31, 2024 compared to $0 for the year ended December 31, 2023. The increase is a result of changes in the exchange rate of the Japanese Yen to United States Dollar between the dates certain loans payable were borrowed, the dates certain loans receivable were issued, and the dates certain equity linked notes, and foreign securities were purchased in 2024.

Interest income, net

Interest income was approximately $3.7 million for the twelve months ended December 31, 2024 compared to approximately $3.0 million for the year ended December 31, 2023, representing an increase of interest income of approximately $0.7 million, or 24%. The increase is a result of the interest earned on certificates of deposit purchased at the end of 2023, equity and FX linked notes purchased in 2024, and interest on loans issued during the year ended December 31, 2024.

Liquidity and Capital Resources

The following table summarizes our total current assets, current liabilities and working capital at December 31, 2024 and December 31, 2023, respectively.

(in thousands)	December 31,			
	2024		2023	
Current Assets	$	94,746	$	78,341
Current Liabilities	$	30,478	$	11,952
Working Capital Surplus	$	64,268	$	66,389

Our primary sources of liquidity and capital resources have been cash and short-term investments on the balance sheet and the funds received through the sale of WPT.

As of December 31, 2024, we had cash and cash equivalents of approximately $59.2 million (not including $8.8 million of short-term investments and $3.5 million of marketable securities) and working capital of approximately $64.3 million. For the years ended December 31, 2024 and 2023, we incurred net losses of approximately $22.6 million and $3.6 million, respectively, and had net cash used in operations of approximately $9.8 million and $8.1 million, respectively. Cash requirements for our current liabilities include approximately $25.8 million for loans payable, approximately $2.5 million in aggregate for accounts payable and accrued expenses, and approximately $1.6 million for the current portion of an operating lease liability. Cash requirements for non-current liabilities include approximately $4.0 million for the non-current portion of an operating lease liability. The Company intends to meet these cash requirements from its current cash and cash equivalents balance.

Cash Flows from Operating, Investing and Financing Activities

The table below summarizes cash flows from operations for the years ended December 31, 2024 and 2023, respectively.

(in thousands)	For the Years Ended December 31,			
	2024		2023	
Net cash provided by (used in):				
Operating activities	$	(9,769)	$	(8,139)
Investing activities	$	23,808	$	6,128
Financing activities	$	23,929	$	7,147

Net Cash Used in Operating Activities

Net cash used in operating activities primarily represents the results of operations exclusive of non-cash expenses plus the impact of changes in operating assets and liabilities.

Net cash used in operating activities for the years ended December 31, 2024 and 2023 were approximately $9.8 million and $8.1 million, respectively, representing an increase of approximately $1.7 million. During the years ended December 31, 2024 and 2023, the net cash used in operating activities was primarily attributable to the net loss of approximately $22.6 million and $3.6 million, respectively, adjusted for $12.7 million and $2.6 million, respectively, of net non-cash expenses, and approximately ($0.1) million and $7.2 million, respectively, of cash used to fund changes in the levels of operating assets and liabilities.

Net Cash Provided By Investing Activities

Net cash provided by investing activities for the year ended December 31, 2024 was approximately $23.8 million, which consisted of approximately $127.7 million from proceeds from the sale of short-term investments, approximately $1.3 million from proceeds from the repayment of a short-term loan receivable, and approximately $0.8 million of proceeds from the redemption of marketable securities. This was offset by approximately $79.6 million for purchases of short-term investments, approximately $19.0 million for loans receivable, approximately $5.0 million for payments for investments in marketable securities, approximately $2.2 million for a land deposit, and approximately $0.1 million for purchases of intangible assets and property and equipment.

Net cash provided by investing activities for the year ended December 31, 2023 was approximately $6.1 million, which consisted of $80.0 million from proceeds from the sale of short-term investments, and approximately $0.1 million from proceeds from the sale of equipment. This was offset by $66.5 million for purchases of short-term investments, approximately $6.4 million for the acquisition of Z-Tech, approximately $0.7 million for purchases of intangible assets, and approximately $0.4 million for purchases of property and equipment.

Net Cash Provided By Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024 was approximately $23.9 million, which consisted of approximately $26.0 million from the proceeds of short-term loans, $6.6 million of proceeds from the issuance of common stock in securities purchase agreements, and $2.0 million of proceeds from issuance of common stock in share purchase agreements. This was partially offset by approximately $8.5 million for repayments of short-term loans, $2.0 million for repayments of proceeds from the cancellation of common stock previously issued pursuant to a share purchase agreement, and approximately $0.2 million for issuance costs associated with common stock issuances.

Net cash provided by financing activities during the year ended December 31, 2023 was approximately $7.1 million, which consisted of approximately $9.2 million from proceeds from short-term loans, partially offset by approximately $2.1 million for repurchases of common stock.

Capital Expenditures

As of December 31, 2024, the Company had no material commitments for capital expenditures.

Stock Repurchase Program

On November 11, 2022, our Board of Directors (the "Board") authorized a stock repurchase program under which we are authorized to repurchase up to $10.0 million of our outstanding shares of common stock. The manner, timing and amount of any purchase will be based on an evaluation of market conditions, stock price and other factors. Repurchases under the program will be made in open market transactions in compliance with the SEC Rule 10b-18 and federal securities laws. The stock repurchase program does not obligate the Company to acquire any particular amount of common stock, and it may be extended, suspended or discontinued at any time at management's discretion. The stock repurchase will be funded using the Company's working capital. The total number of shares purchased by the Company during the years ended December 31, 2024 and 2023 was 514 and 1,698,038, respectively. The average price per share for the shares purchased during the years ended December 31 2024 and 2023 was $1.23 per share. The dollar value of the shares available to be purchased under the program is $7,305,926 as of December 31, 2024.

Off-Balance Sheet Arrangements

The Company does not engage in any off-balance sheet financing activities, nor does the Company have any interest in entities referred to as variable interest entities.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which require our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The following are not intended to be a comprehensive list of all of our accounting estimates. Our accounting estimates are more fully described in Note 2 – Summary of Significant Accounting Policies, in our financial statements included at the end of this Annual Report.

Business Combinations

We record business combinations using the acquisition method of accounting, which requires all of the assets acquired and liabilities assumed to be recorded at fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired is recorded as goodwill. The application of the acquisition method of accounting for business combinations requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in order to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. The fair value assigned to tangible and intangible assets acquired and liabilities assumed are based on management's estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. Significant assumptions and estimates include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted-average cost of capital. If the actual results differ from the estimates and judgments used in these estimates, the amounts recorded in our consolidated financial statements may be exposed to potential impairment of the intangible assets and goodwill.

Income Taxes

The Company's annual effective income tax rate is based on the mix of income and losses in its U.S. and non-U.S. entities which are part of the Company's consolidated financial statements, statutory tax rates, and tax-planning opportunities available to the Company in the various jurisdictions in which it operates. Significant judgment is required in evaluating the Company's tax positions.

Tax law requires certain items to be included in the tax return at different times from when these items are reflected in the Company's Consolidated Statements of Operations. As a result, the effective tax rate reflected in the Consolidated Financial Statements is different from the tax rate reported on the Company's consolidated tax return. Some of these differences are permanent, such as expenses that are not deductible in the tax return, and some differences reverse over time, such as depreciation expense. These timing differences create deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates.

The Company assesses uncertain tax positions in accordance with ASC 740, Income Taxes. Judgment is used to identify, recognize, and measure the amounts to be recorded in the financial statements related to tax positions taken or expected to be taken in a tax return. A liability is recognized to represent the potential future obligation to the taxing authority for the benefit taken in the tax return. These liabilities are adjusted, including any impact of the related interest and penalties, in light of changing facts and circumstances such as the progress of a tax audit. A number of years may elapse before a particular matter for which a reserve has been established is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction.

The Company assesses whether a valuation allowance should be established against its deferred income tax assets based on consideration of available evidence, both positive and negative, using a more likely than not standard. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecast of future profitability, the duration of statutory carry back and carry forward periods, the Company's experience with tax attributes expiring unused, and tax planning alternatives.

Assessing the future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns requires judgment. The Company believes that income taxes include critical accounting estimates because variations in the actual outcome of these future tax consequences could materially impact the Company's financial position, results of operations or cash flows.

The Company recognizes the tax benefit from an uncertain income tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement by examining taxing authorities.

Impairment of Long-Lived Assets

The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized for the amount by which the carrying value of the asset exceeds its fair value. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Impairment of Goodwill

The Company reviews for the impairment of goodwill annually or on an interim basis if events or circumstances indicate that the fair value of an asset has more likely than not decreased below its carrying value. In determining whether a quantitative assessment is required, the Company will evaluate relevant events or circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after performing the qualitative assessment, an entity concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the entity would perform the quantitative impairment test described in ASC 350. However, if, after applying the qualitative assessment, the entity concludes that it is not more than likely that the fair value is less than the carrying amount, the quantitative impairment test is not required. The Company bases these assumptions on its historical data and experience, industry projections, micro and macro general economic condition projections, and its expectations.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

See Index to Consolidated Financial Statements on Page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with accountants on accounting and financial disclosure.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) (the "Exchange Act"). Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in its reports filed under the Exchange Act is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management, including our principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 Framework). Based on this evaluation, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting as of December 31, 2024 was effective.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Inherent Limitations of the Effectiveness of Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. A control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Attestation Report of Registered Public Accounting Firm

This Annual Report does not contain an attestation report of our independent registered public accounting firm related to internal control over financial reporting. Our internal control over financial reporting was not subject to attestation by our independent registered public accounting firm as we are not an accelerated filer, nor a large accelerated filer.

Item 9B. Other Information

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

CURRENT DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

Our Board of Directors

Our Second Amended and Restated Certificate of Incorporation provides for a classified Board of Directors in which directors are divided into three classes, designated as Class A, Class B and Class C. Each class serves staggered, three-year terms, so that directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Set forth below are the names and certain information about each of our directors as of May 20, 2025, including the expiration of director terms. The information presented also includes each director's age, principal occupation and business experience for the past five years and the names of other public companies of which he or she has served as a director during the past five years. In addition, the table contains information about the specific and particular experience, qualifications, attributes or skills of each director nominee.

Name	Director Class	Positions and Offices Held	Director Since	Director Term Expires	Age
Yangyang Li	Class A	President, Director, Chairman	2021	2026	46
Jingsheng (Jason) Lu	Class B	Director	2021	*	46
Mao Sun	Class B	Director	2024	*	48
Guanzhou (Jerry) Qin	Class B	Director	2021	*	46
Yushi Guo	Class C	Director	2022	2025	52
Yuanfei (Cliff) Qu	Class C	Director	2022	2025	46
Chi Zhao	Class C	Director	2024	2025	37

* As disclosed previously, the Company did not hold an annual meeting of stockholders in 2024, therefore Messrs. Lu, Sun and Qin, the Class B directors whose terms would have expired in 2024 at the annual meeting, continued to serve until the next annual meeting. Currently we will hold a combined 2024 and 2025 annual meeting of stockholders on August 4, 2025, at which meeting the Class B directors and Class C directors will be named as director nominees for election.

Name of Director and/or Nominee	Principal Occupation, Business Experience For the Past Five Years and Directorships of Public Companies

CLASS A

Yangyang Li

Yangyang Li has served as the President of the Company since April 2024, a director of the Company since 2021, and as the Company's Chair since December 2021. Mr. Li served as Chairman and an Executive Director of Ourgame International Holdings Limited ("Ourgame") from June 2020 to March 2022 and served as Chairman and a non-executive Director of Ourgame from April 2022 to September 2022. In 2001, Mr. Li served as Assistant President to China Great Wall Industry Corporation. In 2003, Mr. Li founded the Business Media China Group (Frankfurt Stock Exchange: BMC) and served as its CEO in 2005, with a market value at the time in excess of 5 billion RMB. Mr. Li served as Chairman of the Board of Directors of Elephant Media Group in 2008. Since 2014, he has served as Chairman of the Board of Directors of World Business Services Union and Choi Shun Investment. Mr. Li received a Bachelor of Business Administration from the University of International Business & Economics in Beijing, China.

The Board believes that Mr. Li's background and executive experience with publicly listed companies is of value to the Board and makes him well-qualified to serve on the Board.

CLASS B

Mao Sun

Mao Sun has served as a member of our Board since July 2024. Mr. Sun served as Chief Financial Officer of Hero Innovation Group Inc., a Canadian listed company, from June 2020 to February 2023, served as its Chief Executive Officer from February 2023 to April 2024, and currently serves as a director on its board since February 2023. Mr. Sun has served as Chief Financial Officer of Nickel North Exploration Corp. since 2020. Since October 2009, Mr. Sun has been a founding partner at Mao & Ying LLP, a private accounting firm offering tax, assurance and management consulting services. From 2004 to 2009, Mr. Sun was an audit manager in the Vancouver office of KPMG, an internationally recognized accounting firm. Mr. Sun also served as a director for Wildsky Resources Inc. from 2017 to 2020. Mr. Sun has served as an independent director for the SouthGobi Resources Ltd., a Hong Kong exchange and TSX-V listed company, since December 2015, and as a director of Yalian Steel Corporation, a publicly listed company in Canada, from 2012 to 2013. Mr. Sun graduated from Columbia University in New York with a M.A. in International Affairs, International Finance and Business, and a B.S. in Computer Science from Nanjing University, China. Mr. Sun is a member of the Institute of Chartered Professional Accountants Canada and British Columbia, the Canadian Institute of Corporate Directors.

The Board believes that Mr. Sun's background in financial and management consulting services and experience as a director for publicly listed companies is of value to our Board and make him well-qualified to serve on our Board.

Jingsheng (Jason) Lu

Jingsheng Lu has served as a director of the Company since 2021. Mr. Lu is the current Chairman and Chief Executive Officer of Ourgame and served as an independent director of Ourgame from June 2020 to April 2021. Prior to that, he served as a director of Zhejiang Xiangyuan Culture Co., Ltd., ("Xiangyuan Culture"), which is a main board listed company in China (Code in Shanghai Stock Exchange: 600576). From 2015 to 2017, he served as co-CEO of Xiamen Xtone Animation Co., Ltd., ("Xtone"), and led the merger of Xtone by Xiangyuan Culture in 2014. He also served as CFO of Beijing International Advertising & Communication Group from 2018 to 2019. He previously served as a senior audit manager at Deloitte China for seven years, and at Deloitte US for two years from 2001 to 2010. He is currently a non-practicing certified public accountant in China since 2007, as well as a member of the American Institute of Certified Public Accountants since 2009. He holds a Bachelor of Economics degree from University of International Business and Economics in Beijing, China.

The Board believes that Mr. Lu's background as an auditor manager and executive experience is of value to the Board and makes him well-qualified to serve on the Board.

Guanzhou (Jerry) Qin

Guanzhou (Jerry) Qin has served as a director of the Company since 2021. Mr. Qin has served as CFO of Novlead Inc. since Nov 2021. Prior to that, he served as Finance Director of Content Business at Tencent Holdings from Feb 2020 to Nov 2021, and served as the Head of Finance at Aibee Inc., a top artificial-intelligence start-up, from September 2018 to February 2020. Mr. Qin also served as the Senior Finance Director of APAC for TripAdvisor and Glu Mobile from June 2012 to August 2018. Mr. Qin also served as Finance Controller at J&J China and Motorola China from 2003 to 2009. Prior to that, he served as consultant for Andersen/PWC. Mr. Qin received an International MBA from Peking University & Fordham University in 2008 and a Bachelor of Economics, University of International Business & Economics in 2001. Mr. Qin is a member of Australia CPA. Mr. Qin brings strong management skills from Fortune 500 companies, hands-on experiences in high-tech startups, and deep experience in finance and accounting.

The Board believes that Mr. Qin's background as an auditor manager and executive experience is of value to the Board and makes him well-qualified to serve on the Board.

Yushi Guo

Yushi Guo has served as a director of the Company since 2022. He served as an independent non-executive director of Ourgame International Holdings Limited from November 2021 to July 2024. He has broad experience in management consulting, board advisory and entrepreneurship. Mr. Guo is founder and CEO of PanoSoar Management Technology Co., Ltd, a company that builds technological platforms for small and medium-sized businesses. In 2011, Mr. Guo founded Beijing Panorfinity Consulting Co., Ltd., which offers management consulting, board advisory and executive search services. Prior to founding Beijing Panorfinity Consulting Co., Ltd., Mr. Guo served at a client partner at Korn Ferry International from 2009 – 2011 and Gallup Consulting from 2003 – 2009. Mr. Guo holds a Master of Science in Ecology and Bachelor of Science from Beijing Forestry University, Master of Science in Leisure Studies from University of Illinois at Urbana-Champaign, and Master of Business Administration from Emory University.

The Board believes that Mr. Guo's background in management consulting, board advisory, and entrepreneurship and executive experience is of value to the Board and makes him well-qualified to serve on the Board.

Yuanfei (Cliff) Qu

Yuanfei (Cliff) Qu has served as a director of the Company since 2022. From July 2020 to March 2023, he served as Vice President of Ourgame International Holdings Limited, responsible for new investment and portfolio management. In June 2020, Mr. Qu founded Sansokuu Limited (Japan) to develop new UAV markets in other Asian countries. Prior to that, from 2018, he focused on the investment of civil use of unmanned aerial vehicles ("UAVs"), providing services like plant protection and UAV training qualification from AOPA-China, the only test center in southwest China. Mr. Qu established Beijing Sansokuu Consulting Company in 2009, providing consulting service for different businesses including exhibition, advertising, TMT, pawnshop, taxi, and wine. From 2004, Mr. Qu joined Macro Link Group Ltd and led acquisition transactions for Shanghai Stock Exchange listed company, Tonghua Grape Wine (SH 600365) as well as a reverse takeover transaction for a Hong Kong Exchange listed company, New Silkroad (HK 00472). Mr. Qu received his bachelor's degree in 2001 from the University of International Business and Economics, majoring in marketing, and a Master of Commerce degree in 2003 from the University of Sydney, where he majored in Finance and Banking.

The Board believes that Mr. Qu's background and public company consulting experience is of value to the Board and makes him well-qualified to serve on the Board.

Chi Zhao

Chi Zhao has served as a director of the Company since 2024. Ms. Zhao has served as the Secretary General for the Philanthropists Circle of China since August 2018. Prior to this, Ms. Zhao was an Investor Relation Director for Unity Ventures from February to July, 2022 and an Independent Consultant Shareholder Management for Asian Infrastructure Investment Bank from June 2020 to October 2020. Prior to this, Ms. Zhao was the Business Engagement Officer for the Asia-Pacific Economic Cooperation from September 2017 to August 2018. Prior to this, Ms. Zhao was a Senior Account Manager for Bluefocus Digital from June 2014 to August 2017. Prior to this, Ms. Zhao was a Reporter and Assistant to News Producer for CGTN from July 2012 to June 2014. Ms. Zhao received a B.A. from Eastern Kentucky University and Masters in Public Administration from Harvard Kennedy School and has served as a Research Fellow for the Harvard Kennedy School since June 2023.

The Board believes that Ms. Zhao's background and experience is of value to the Board and makes her well-qualified to serve on the Board.

Our Executive Officers

The following table sets forth certain information concerning our executive officers as of May 27, 2025.

Name	Position(s)	Age
Yangyang Li	President	46
Yinghua Chen	Chief Executive Officer	45
Roy L. Anderson	Chief Financial Officer	66

Yangyang Li
President

Mr. Li's biography is included above under the section titled "Our Board of Directors."

Yinghua Chen
Chief Executive Officer

Yinghua Chen served as director from 2020 until April 2024 and as President from February 2022 to April 2024. Currently Ms. Chen serves as the Company's Chief Executive Officer since September 2022. Prior to this, Ms. Chen served as the Company's Chief Investment Officer from November 2021 until September 2022 and Board Secretary from February 2022 until September 2022. Ms. Chen is a Co-Founder of Aupera Technologies, a leading video AI technology company, where she is responsible for corporate financing, business development, and strategic partnership. She has successfully raised multiple rounds of funding for Aupera, including from Silicon Valley giant Xilinx (Nasdaq: XLNX). Prior to this, she served as the Executive Vice President of Anthill Resources, a natural resources investment company in Canada, where she oversaw business operations and investment activities. Ms. Chen is also the former Managing Director of China for The Cavendish Group, a UK B2B media and public relations company. In that role, Ms. Chen built up subscriber networks for over ten vertical industry media products and managed the Group's strategic relationship with the Boyao Forum for Asia. Ms. Chen was also part of the founding team of The Balloch Group, a boutique investment banking firm, later acquired by Canaccord Genuity, where she specialized in financial, pharmaceutical, resources and media industry transactions. Ms. Chen holds an EMBA from the University of Paris I: Panthéon-Sorbonne and a Bachelor of Arts degree from the University of International Business and Economics.

Roy L. Anderson *Chief Financial Officer*

Roy L. Anderson has served as the Company's Chief Financial Officer since October 2021. Mr. Anderson is a senior finance executive with deep expertise and experience in financial management, financial accounting and reporting, budgeting, internal controls, and risk management. From May 2005 to October 2021, Mr. Anderson was a partner with Mazars USA, an independent member firm of Mazars Group, an international accounting firm servicing clients in over 90 countries worldwide. In this role, Mr. Anderson worked closely with the senior executives, Board of Directors, and investors of companies in the Technology, Media and Telecommunications (TMT) industries ranging from start-ups to companies with multinational/divisional components and revenues in excess of $500 million. As an audit and transaction service partner in the TMT Group of Mazars, Mr. Anderson's clients included companies engaged in online media (B2B and B2C), entertainment, gaming, events, trade shows, digital marketing/advertising, SaaS, eCommerce, artificial intelligence, lead generation, Tech-enabled services, cybersecurity, and software development. In addition, Mr. Anderson was a key member of Mazars' SEC Practice Group. During his tenure at Mazars, Mr. Anderson was an invited speaker at key media and technology industry conferences, and presented educational webcasts on various technical issues including revenue recognition, share based compensation, and business combinations. Mr. Anderson is a certified public accountant (CPA) who holds a Bachelor of Science degree from Long Island University's School of Professional Accountancy.

Family Relationships

There are no family relationships between any of the Company's directors and executive officers.

Independence of Directors

When considering whether directors have the experience, qualifications, attributes and skills to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, our Board of Directors focuses primarily on the information discussed in each of the directors' individual biographies set forth above.

Nasdaq listing standards require that a majority of our Board of Directors be "independent directors" as defined by The Nasdaq Marketplace Rules. We currently have six "independent directors": Yushi Guo, Yuanfei (Cliff) Qu, Mao Sun, Chi Zhao, Jingsheng (Jason) Lu, and Guanzhou (Jerry) Qin.

Mr. Yangyang Li is not independent because he currently serves as our President.

Board Leadership Structure and Risk Oversight

Yangyang Li currently serves as President and Chair of our Board of Directors. We believe this is appropriate for us at this time because the combined role of the President and Chairman provides a clear chain of command to execute our strategic initiatives and business plans and allows such individual to serve as a bridge between management and the Board, which facilitates the regular flow of information.

One of the key functions of our Board is informed oversight of our risk management process. The Board administers this oversight function directly through the Board as a whole, through standing committees and if appropriate, by forming specialized subcommittees that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic and operational risk exposure, including risks associated with acquisition of significant assets, changes in business models, major corporate transactions and market conditions in our industry. Our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee provides general oversight of our financial reporting, internal controls and audit functions. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our Nominating and Corporate Governance Committee monitors the effectiveness of our corporate governance guidelines and is primarily responsible for assessing the risks associated with corporate governance practices, the independence of our directors, board composition and qualifications of directors.

Meetings and Committees of the Board of Directors

During the fiscal year ended December 31, 2024, the Board of Directors held 18 meetings. All directors attended all 100% of the meetings. We expect our directors to attend all Board meetings and any meetings of committees of which they are members and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Although we do not have any formal policy regarding director attendance at stockholder meetings, we attempt to schedule meetings so that all directors can attend.

We have a separately standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, each of which is comprised of independent directors. Each of the Company's committees has a separately adopted charter which is available on the Company's website at ir.alliedgaming.gg.

Audit Committee

Our audit committee currently consists of Guanzhou (Jerry) Qin (Chair), Yushi Guo, and Mao Sun. Each member of such committee is independent under the applicable Nasdaq listing standards.

The Audit Committee will, at all times, be composed exclusively of "independent directors," as defined for Audit Committee members under the Nasdaq listing standards and the rules and regulations of the SEC, who are "financially literate," as defined under Nasdaq's listing standards. Nasdaq's listing standards define "financially literate" as being able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement. In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual's financial sophistication. The Board of Directors has determined that each member of the Audit Committee satisfies Nasdaq's definition of financial sophistication and that Guanzhou (Jerry) Qin qualifies as an "Audit Committee financial expert" as defined under rules and regulations of the SEC.

Pursuant to our Audit Committee charter, responsibilities of the Audit Committee include:

- reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

- discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

- discussing with management major risk assessment and risk management policies;

- monitoring the independence of our independent auditor;

- verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

- reviewing and approving all related-party transactions;

- inquiring and discussing with management our compliance with applicable laws and regulations;

- pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

- appointing or replacing the independent auditor;

- determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

- establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

- approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Compensation Committee

Our Compensation Committee consists of Yushi Guo (Chair), Yuanfei (Cliff) Qu, and Chi Zhao. Each member of such committee is independent under the applicable Nasdaq listing standards.

Each of the members of the Compensation Committee is independent under the applicable Nasdaq listing standards. The Compensation Committee has a written charter. The Compensation Committee's duties, which are specified in the Compensation Committee charter, include, but are not limited to:

- reviewing and approving the corporate goals and objectives relevant to the Company's Chief Executive Officer's compensation, annually evaluating the Company's Chief Executive Officer's performance in light of such goals and objectives and determining and approving the remuneration of the Company's Chief Executive Officer's based on such evaluation;

- reviewing and approving the compensation of all of our other executive officers;

- establishing, reviewing and approving our overall executive compensation policies and establishing performance-based incentives;

- reviewing and approving any employment agreements, severance arrangements and change in control agreements or provisions with any of our executive officers;

- implementing and administering our incentive compensation and equity-based remuneration plans;

- assisting management in complying with our proxy statement and annual report disclosure requirements;

- if required, producing a report on executive compensation to be included in our annual proxy statement; and

- reviewing, evaluating, and recommending changes, if appropriate, to the remuneration for directors.

Nominating and Corporate Governance Committee

Chi Zhao (Chair), Mao Sun, Jingsheng (Jason) Lu, and Guanzhou (Jerry) Qin currently serve as members of our nominating and corporate governance committee. Each member of such committee is independent under the applicable Nasdaq listing standards. The nominating and corporate governance committee has a written charter. The nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating and Corporate Governance Committee charter, generally provide that persons to be nominated:

- should have demonstrated notable or significant achievements in business, education or public service;

- should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

- should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The Nominating and Corporate Governance Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person's candidacy for membership on the board of directors. The Nominating and Corporate Governance Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The Nominating and Corporate Governance Committee does not distinguish among nominees recommended by stockholders and other persons.

Our Nominating and Corporate Governance Committee will consider recommendations by stockholders of candidates for election to the Board of Directors. Any stockholder who wishes that the Nominating and Corporate Governance Committee consider a candidate must follow the procedures set forth in our bylaws. Under our bylaws, if a stockholder plans to nominate a person as a director at a meeting, the stockholder is required to provide written notice of such nomination to the Company and delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the meeting; provided however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. A stockholder's nomination must also satisfy the substantive requirements set forth in our bylaws.

Availability of Corporate Governance Information

Our Audit, Compensation, and Nominating and Governance Committees operating under the charters adopted by the Board that describe the authority and responsibilities delegated to the committees by our Board. Our Board has adopted a Code of Business Conduct & Ethics that applies to the Company, its subsidiaries, and all of our employees, including our executive officers and directors. We post on our website, at www.alliedgaming.gg under the "Investors-Governance" tab, the charters of our Audit Committee, Compensation Committee, and Nominating Committee, and the Code of Business Conduct & Ethics referenced above. A copy of the Code of Business Conduct & Ethics has been provided to each of our executive officers and members of the Board. We intend to disclose any amendments to our Code of Business Conduct & Ethics, or any waivers of its requirements, on our website to the extent required by applicable SEC or Nasdaq rules. The inclusion of our website address in this Form 10-K does not include or incorporate by reference the information on or accessible through our website into this Form 10-K. These documents are also available in print to any stockholder requesting a copy in writing from our Secretary at Allied Gaming & Entertainment Inc. 745 Fifth Avenue, Suite 500 New York, NY 10151.

Ability of Stockholders to Communicate with our Board of Directors

Our Board of Directors has established several means for stockholders and others to communicate with our Board of Directors. If a stockholder has a concern regarding our financial statements, accounting practices or internal controls, the concern should be submitted in writing to the Chair of our Audit Committee in care of our Secretary at the address of our principal executive offices. If the concern relates to our governance practices, business ethics or corporate conduct, the concern should be submitted in writing to the Chair of the Board of Directors in care of our Secretary at the address of our principal executive offices. If a stockholder wishes to provide input with respect to our executive compensation policies and programs, input should be submitted in writing to the Chair of our Compensation Committee in care of our Secretary at the address of our principal executive offices. If a stockholder is unsure as to which category the concern relates, the stockholder may communicate it to any one of the independent directors in care of our Secretary at the address of our principal executive offices. All stockholder communications sent in care of our Company Secretary will be forwarded promptly to the applicable director(s).

Policies and Practices Related to the Grant of Certain Equity Awards Close In Time to the Release of Material Nonpublic Information

The Company does not currently grant new awards of stock options, stock appreciation rights, or similar option-like instruments. Accordingly, the Company has no specific policy or practice on the timing of awards of such options in relation to the disclosure of material nonpublic information by the Company. In the event the Company determines to grant new awards of such options, the Board and the Committee will evaluate the appropriate steps to take in relation to the foregoing.

Insider Trading Policy

The Company's Insider Trading Policy applies to all employees, directors, and officers of the Company and its subsidiaries. Under the Insider Trading Policy, transactions in puts, calls, or other derivative securities involving the Company's equity securities, as well as hedging transactions involving the Company's equity securities, such as collars and forward sale contracts, are prohibited. The Company believes that the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

Item 11. Executive Compensation

EXECUTIVE AND DIRECTOR COMPENSATION

The following tables provide information regarding the compensation for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2024, and December 31, 2023, by the Company's Chief Executive Officer, Chief Financial Officer and President of the Company whose employment commenced on April 30, 2024. The listed individuals are herein referred to as the "named executive officers."

Summary Compensation Table

Name and principal position	Year (b)	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($) (h)	All other compensation ($)	Total ($)
Yinghua Chen	2024	300,000	—	1,279,200[2]	—	—	—	—	1,579,200
Chief Executive Officer	2023	302,159[3]	100,000[4]	—	—	—	—	19,448[5]	421,607
Roy Anderson	2024	285,000	—	31,200[2]	—	—	—	—	316,200
Chief Financial Officer, Secretary	2023	285,000	10,000[4]	—	—	—	—	—	295,000
Yangyang Li[6]	2024	266,667[7]	—	31,200[2]	—	—	—	10,000[8]	307,867
President	2023	—	—	—	—	—	—	37,500[8]	37,500

(1) Amounts in this column reflect the aggregate grant date fair value of restricted stock unit awards granted on February 22, 2024, computed in accordance with FASB ASC Topic 718, as discussed in Note 15 – Stockholders' Equity of our notes to the consolidated financial statements contained in this Annual Report. The grant date fair value of each restricted stock unit award is measured based on the closing price of the Company's common stock on the date of grant, which was $1.04.

(2) The restricted stock unit awards were granted on February 22, 2024, and vest as follows: (i) 25% percent of each award vested immediately upon grant and (ii) the remaining shares under each award vest in three equal successive installments upon the named executive officer's completion of each six-month period of service over the 18-month period measured from the date of grant.

(3) Represents Ms. Chen's base salary that was paid in Canadian dollars for the period of January 2023 to April 2023 and in U.S. dollars for the period from May 2023 through December 2023. The reported amounts paid in Canadian dollars were converted into U.S. dollars based on the exchange rate on each payment date.

(4) Represents a one-time cash bonus awarded to Ms. Chen and Mr. Anderson. In January 2024, the Compensation Committee determined that Ms. Chen and Mr. Anderson would be awarded a one-time cash bonus of $100,000 and $10,000, respectively, based on individual performance and in light of the Company's improved financial performance in 2023 as compared to 2022, primarily due to the implementation of various operating efficiencies and the positive impact of various strategic transactions announced or completed in 2023.

(5) Represents a lump sum payment of accrued and unused vacation time due to a change in the treatment of paid time off.

(6) Mr. Li was appointed President of the Company on April 30, 2024.

(7) Reflects the base salary paid to Mr. Li in 2024 beginning on his hire date on April 30, 2024.

(8) Represents compensation received as a director of the Company in fiscal year 2023 and 2024.

Employment Arrangements

The Company does not have employment agreements with any of its current named executive officers other than Ms. Chen, which is described below. The compensation for our named executive officers is set by the Compensation Committee and for 2024 was comprised of base salary and discretionary bonus based on the Compensation Committee's assessment of the Company's financial performance and progress in achieving its objectives in 2024. Mr. Anderson's base salary was set at $285,000 for 2023 and 2024 and Mr. Li's base salary was set at $400,000 for 2024.

Yinghua Chen Employment Agreement

On March 6, 2024, the Company entered into an employment agreement (the "Chen Employment Agreement") with the Company's current Chief Executive Officer, Ms. Ying Hua (Yinghua) Chen. Pursuant to the Chen Employment Agreement, Ms. Chen will, among other things, (i) receive a base annual salary of $300,000, subject to adjustment as the Board deems appropriate; and (ii) be eligible to receive an annual incentive bonus of up to 60% of her annual salary, as determined annually at the discretion of the Board. The Chen Employment Agreement has an initial term of five years, provided that the term may be extended for additional periods of up to one-year by mutual written agreement. If Ms. Chen's employment is terminated by the Company without cause (including non-renewal of the term by the Company) or due to her death or disability, or Ms. Chen resigns for good reason (as defined in the Chen Employment Agreement), she will be entitled to receive severance equal to 60 months of her base salary over a 60-month period in equal installments, less applicable taxes and withholdings, as well as any accrued, unused vacation pay, and all outstanding options and restricted stock awards will become fully vested. The severance is subject to Ms. Chen's execution of a release of claims in favor of the Company.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024, the Company's named executive officers had the following outstanding equity awards:

Name (a)	Number of securities underlying unexercised options exercisable (#)(b)	Number of Securities underlying unexercised options unexercisable (#)(c)	Equity Incentive plan awards: Number of Securities underlying unexercised unearned options unexercisable (#)(c)	Option exercise price ($)(e)	Option expiration date (f)	Number of shares of units of stock that have not vested (#)(g)	Market value of shares or units of stock that have not vested ($)(h)	Equity Incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)(i)	Equity Incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(j) (1)
Yinghua Chen	40,000[2]	—		2.11	7/01/2030				
	56,250[3]	18,750[3]		2.21	11/11/2031				
								615,000[4]	487,695[4]
Roy Anderson								15,000[4]	11,895[4]
Yangyang Li	30,000[5]	10,000[5]		2.48	5/6/2031				
								15,000[4]	11,895[4]

(1) Based on a closing price of $0.7930 per share of common stock of the Company as reported on the last trading day of the 2024 fiscal year, December 31, 2024.

(2) Represents a stock option granted to Ms. Chen on July 1, 2020 in connection with service as a member of the Board of Directors. The option vests in 4 equal annual installments on each of July 1, 2021, 2022, 2023, and 2024.

(3) Represents a stock option granted on November 11, 2021 in connection with Ms. Chen's employment as the Company's Chief Investment Officer. The option vests in four equal annual installments on each of November 11, 2022, 2023, 2024, and 2025.

(4) Represents restricted stock awards granted on granted on February 22, 2024, which vested as follows: (i) 25% of each award vested immediately upon grant and (ii) the remaining shares under each award vest in three equal successive installments upon the named executive officer's completion of each six-month period of service over the 18-month period measured from the date of grant.

(5) Represents a stock option granted on May 6, 2021 in connection with service as a member of the Board of Directors. The option vests in four equal annual installments on each of May 6, 2022, 2023, 2024, and 2025.

Director Compensation

The following table sets forth information regarding the compensation earned for service on our Board of Directors by our non-employee directors during the year ended December 31, 2024. The compensation earned by employee directors is reported in the Summary Compensation Table above.

| | Director Compensation Table | | | |
Name (a)	Fees earned or paid in cash ($) (b)	Stock Awards ($) (c) (1)(2)	All other compensation ($) (g)	Total ($) (h)
Zongmin Ding[3]	3,763	—	—	3,763
Yushi Guo	30,000	31,200	—	61,200
Joseph Lahti[4]	10,000	20,800	—	30,800
Jingsheng (Jason) Lu	20,000	20,800	—	40,800
Adam Pliska[5]	6,667	20,800	80,000[6]	107,467
Guanzhou (Jerry) Qin	30,000	31,200	—	61,200
Yuanfei Qu	20,000	20,800	—	40,800
Mao Sun[7]	10,000	—	—	10,000
Chi Zhao[8]	20,000	—	—	20,000

(1) Amounts in this column reflect the aggregate grant date fair value of restricted stock awards granted on February 22, 2024, computed in accordance with FASB ASC Topic 718, as discussed in Note 15 – Stockholders' Equity of our notes to the consolidated financial statements contained in our annual report on Form 10-K for the year ended December 31, 2024. The grant date fair value of each restricted stock award is measured based on the closing price of the Company's common stock on the date of grant, which was $1.04.

(2) The restricted stock unit awards were granted to certain directors on February 22, 2024, and vest as follows: (i) 25% vested immediately upon grant and (ii) the remaining shares vesting in three equal successive installments upon the reporting person's completion of each six-month period of service over the 18-month period measured from the date of grant.

(3) The Board appointed Mr. Ding to the Board as a Class A director on October 23, 2024, pursuant to that certain securities purchase agreement by and between the Company and Blue Planet New Energy Technology Limited, dated October 18, 2024. On April 25, 2025, Mr. Ding resigned as a director of the Company effective immediately.

(4) Mr. Lahti resigned as director effective July 1, 2024. In connection with Mr. Lahti's resignation, the vesting of Mr. Lahti's 20,800 restricted stock unit award was accelerated.

(5) Mr. Pliska resigned as director effective April 30, 2024. In connection with Mr. Pliska's resignation, the vesting of Mr. Pliska's 20,800 restricted stock unit award was accelerated.

(6) In February 2022, Mr. Pliska entered into a consulting arrangement with the Company pursuant to which he agreed to provide certain business and strategic advice to the Company. Mr. Pliska received a consulting fee in the amount of $80,000 for fiscal year 2024.

(7) The Board appointed Mr. Sun to the Board as a Class B director on July 1, 2024.

(8) The Board appointed Ms. Zhao to the Board as a Class C director on April 30, 2024.

Director Compensation Program

In March 2023, the Company's Board of Directors approved the following compensation for non-employee directors: (i) annual $20,000 fee for director services; and (ii) annual $10,000 fee for committee chairs (capped at $10,000 per director). The Company has the option to pay such amounts in cash or shares of Common Stock issued from the Company's incentive plan (valued at the closing price of the common stock on the trading day immediately prior to the scheduled payment date), with the current fees payable in cash. The fees are payable monthly by the Company.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND DIRECTORS

The table below sets forth information known to us regarding the beneficial ownership of our common stock as of May 27, 2025, for:

- each person we believe beneficially holds more than 5% of our outstanding common stock (based solely on our review of SEC filings);

- each of our "named executive officers" as identified in the summary compensation table; and

- all of our current directors and executive officers as a group.

- The number of shares beneficially owned by a person includes shares issuable under options, warrants and other securities convertible into common stock held by that person and that are currently exercisable or that become exercisable within 60 days of May 27, 2025. Percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options, warrants and other convertible securities currently exercisable or that become exercisable within 60 days of the May 27, 2025, are outstanding. Nevertheless, shares of common stock that are issuable upon exercise of presently unexercised options, warrants and other convertible securities are not deemed to be outstanding for purposes of calculating the "Percentage of Shares Beneficially Owned" by any other person or any other group.

Except as otherwise indicated in the table or its footnotes, the persons in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

As of May 27, 2025, we had 38,018,882 shares of common stock issued and outstanding.

Name and Address of Beneficial Owners[1]	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Five Percent Stockholders:		
Knighted Pastures LLC[2]	11,986,423	31.5%
Primo Vital Ltd.[3]	11,986,523	31.5%
Directors and Named Executive Officers:		
Yinghua Chen[4][5]	1,119,325	2.9%
Roy Anderson[6]	22,609	*
Mao Sun	—	—
Yangyang Li[7]	70,000	*
Jingsheng (Jason) Lu[8]	12,046,523	31.7%
Guanzhou (Jerry) Qin[9]	30,000	*
Yushi Guo[10]	30,000	*
Yuanfei Qu[11]	20,000	*
Chi Zhao	—	—
All current directors and executive officers, as a group (9 individuals)	1,351,934[12]	3.6%[12]

*   Less than 1%

(1)   Unless otherwise noted, the business address of each of the following entities or individuals is 745 Fifth Ave, Suite 500, New York, NY 10151. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2)   Based on a joint Schedule 13D/A filed on October 25, 2024, by Knighted Pastures LLC and Roy Choi. Includes (i) 3,080,153 shares of Company common stock held directly by Roy Choi and (ii) 8,906,270 shares of Company common stock held directly by Knighted Pastures LLC. Knighted's business address is 1933 S. Broadway Suite 1146, Los Angeles, CA 90007.

(3)   Based on a Schedule 13D/A filed on October 3, 2024, filed by Primo Vital Ltd. ("Primo"), Ourgame International Holdings Limited ("Ourgame"), and Jingsheng Lu. Primo is the wholly-owned subsidiary of Ourgame and is the record holder of 11,986,523 shares of the Company's common stock. Ourgame has the power to vote or direct the voting of 11,986,523 shares of common stock and has the power to dispose or direct the disposition of 11,986,523 shares of common stock. Primo's business address is 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, China.

(4)   Consists of (i) 1,023,075 shares of Company common stock held directly and (ii) options to purchase 96,250 shares of common stock that are exercisable within 60 days after May 27, 2025.

(5)   Does not include certain shares of Company common stock granted to certain directors and executive officers of the Company for which Yinghua Chen, as Chief Executive Officer of the Company, has discretionary voting authority. Ms. Chen disclaims any beneficial ownership in such shares.

(6)   Consists of 22,609 shares of Company common stock held directly.

(7)   Consists of (i) 30,000 shares of Company common stock held directly, and (ii) options to purchase 30,000 shares of common stock that are exercisable within 60 days after May 27, 2025.

(8)   Mr. Lu serves as an executive director and the Chief Executive Officer of Ourgame, the wholly-owned parent of Primo. and as sole director of Primo. Mr. Lu may exercise voting and dispositive power over the shares beneficially owned by Primo and disclaims any beneficial ownership in such shares. Shares consists of (i) 20,000 shares of Company common stock held directly, (ii) options to purchase 40,000 shares of common stock, and (iii) 11,986,523 shares of common stock held by Primo.

(9)   Consists of 30,000 shares of Company common stock held directly.

(10)   Consists of 30,000 shares of Company common stock held directly.

(11)   Consists of 20,000 shares of Company common stock held directly.

(12)   Does not include the 11,986,523 shares of common stock held by Primo for which Mr. Lu may be deemed to have beneficial ownership.

Securities Authorized for Issuance Under Equity Compensation Plans

Effective December 19, 2018, the Board adopted the Company's 2019 Equity Incentive Plan, referred to herein as the 2019 Plan, which was subsequently approved by our shareholders on August 9, 2019. The purpose of the 2019 Plan, as amended on December 30, 2021 is to enable the Company to offer to employees, officers, and directors of, and consultants to, the Company and its subsidiaries whose past, present and/or potential future contributions to the Company and its subsidiaries have been, are or will be important to the success of the Company, an opportunity to share monetarily in the success of and/or acquire an equity interest in the Company. 3,763,305 shares of our common stock have been approved for issuance under the 2019 Plan, of which 250,616 shares remained available for issuance pursuant to future grants as of December 31, 2024.

The following table sets forth certain information as of December 31, 2024, with respect to securities authorized for issuance under compensation arrangements.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants and rights[1]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders[2]	3,231,291[3]	$ 3.53	250,616
Equity compensation plans not approved by securityholders	—	—	—
Total	3,231,291	$ 3.53	250,616

(1) Represents the weighted-average exercise price of options granted under the 2019 Plan. The weighted average exercise price does not take into account restricted stock units granted under the 2019 Plan.

(2) Consists of shares subject to outstanding stock options under the 2019 Plan, some of which are vested and some of which remain subject to the vesting relating to the respective equity award.

(3) Includes (i) 408,867 shares of common stock granted under the 2019 Plan, (ii) 1,320,000 options granted and outstanding under the 2019 Plan, (iii) 202,096 restricted stock units granted under the 2019 Plan, and (iv) 1,300,328 restricted stock awards granted under the 2019 Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Board of Directors (or the Nominating and Corporate Governance Committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A "conflict of interest" exists when a person's private interests interfere in any way (or appear to interfere) with the interests of the Company. A conflict of interest can arise when an officer, director or employee takes actions or has personal interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise when an officer, director or employee, or members of his or her family, receives improper personal benefits as a result of his or her position at the Company.

Our Nominating and Corporate Governance Committee will be responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The Nominating and Corporate Governance Committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to us than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the Nominating and Corporate Governance Committee with all material information concerning the transaction. We also require each of our directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Transactions with Related Persons

None.

Item 14. Principal Accountant Fees and Services

Fees Paid to Independent Registered Public Accounting Firms

The following table shows the fees that were billed for audit and other services provided by the Company's independent public accounting firm, ZH CPA, LLC, during the 2024 and 2023 fiscal years:

| | ZH CPA, LLC | |
| | For the Fiscal Years Ended December 31, | |
	2024	2023
Audit Fees(1)	$ 360,000	$ 205,000
Audit-Related Fees(2)	80,000	35,000
Tax Fees(3)	—	—
All Other Fees(4)	15,500	57,000
Total Fees	$ 455,500	$ 297,000

(1) Audit Fees consist of fees for professional services rendered for the audit of our consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist principally of assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements but not reported under the caption Audit Fees above. These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. The Audit Committee approved 100% of the services described herein.

(3) Tax Fees typically consist of fees for tax compliance, tax advice, and tax planning.

(4) All Other Fees typically consist of fees for permitted non-audit products and services provided.

Pre-Approval Policy

The audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

PART IV

Item 15. Exhibits, Financial Statement Schedules

1. Financial statements (See *Index to Consolidated Financial Statements* on page F-1).

2. All financial statement schedules have been omitted since the required information was not applicable or was not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements or the accompanying notes.

3. The exhibits listed in the following *Exhibits Index* are filed or incorporated by reference as part of this report.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization, dated December 19, 2018, by and among Black Ridge Acquisition Corp., Black Ridge Merger Sub, Corp., Allied Esports Entertainment, Inc., Noble Link Global Limited, Ourgame International Holdings Ltd., and Primo Vital Ltd. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 19, 2018)
2.2	Amendment to Agreement and Plan of Reorganization, dated August 5, 2019 (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed August 15, 2019)
2.3	Agreement of Merger, dated August 9, 2019, between Noble Link Global Limited and Allied Esports Media, Inc. (incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K filed August 15, 2019)
2.4	Plan of Merger, dated August 9, 2019, between Noble Link Global Limited and Allied Esports Media, Inc. (incorporated by reference to Exhibit 2.4 to the Company's Current Report on Form 8-K filed August 15, 2019)
2.5	Stock Purchase Agreement, dated January 19, 2021, by and among Allied Esports Entertainment, Inc., Allied Esports Media, Inc., Club Services, Inc., and Element Partners, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed January 19, 2021)
2.6	Amended and Restated Stock Purchase Agreement, dated March 19, 2021, by and among Allied Esports Entertainment, Inc., Allied Esports Media, Inc., Club Services, Inc., and Element Partners, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed March 22, 2021)
2.7	Amendment No. 1 to Amended and Restated Stock Purchase Agreement, dated March 29, 2021, by and among Allied Esports Entertainment, Inc., Allied Esports Media, Inc., Club Services, Inc., and Element Partners, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed March 30, 2021)
3.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed August 15, 2019)
3.2	Amendment to the Second Amended and Restated Certificate of Incorporation of Allied Esports Entertainment, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed July 27, 2020)
3.3	Second Amendment to the Second Amended and Restated Certificate of Incorporation of Allied Esports Entertainment, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed November 9, 2020)
3.4	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Allied Esports Entertainment, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 1, 2022)
3.5	Bylaws of Allied Gaming & Entertainment Inc., as amended through January 5, 2024 (incorporated by reference to Exhibit 3.1 on Form 8-K filed by the Company on January 9, 2024)
3.6	Amendment No. 1 to the Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 on Form 8-K filed with the SEC on June 21, 2024)
3.7	Certificate of Designation of Series A Junior Participating Preferred Stock of Allied Gaming & Entertainment Inc. (incorporated by reference to Exhibit 3.1 on Form 8-K filed by the Company on February 9, 2024)
4.1	Specimen common stock Certificate (incorporated by reference to Exhibit 4.2 to the Company's Form S-1/A filed September 22, 2017)
4.2	Specimen warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company's Form S-1/A filed September 22, 2017)
4.3	Specimen Rights Certificate (incorporated by reference to Exhibit 4.4 to the Company's Form S-1/A filed September 22, 2017)
4.4	Form of warrant Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.5 to the Company's Form S-1/A filed September 22, 2017)

4.5	Description of Registrant's Securities (incorporated by reference to Exhibit 4.5 of the Company's Form 10-K filed March 24, 2023)
4.6	Form of Common Stock Purchase Warrant issued June 8, 2020 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed June 8, 2020)
4.7	Allied Esports Entertainment, Inc. 2019 Stock Incentive Plan (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed August 24, 2021)
4.8	Allied Esports Entertainment, Inc. 2019 Stock Incentive plan Amendment dated December 30, 2021 (incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A file August 24, 2021)
4.9	Rights Agreement, dated as of February 9, 2024, by and between Allied Gaming & Entertainment Inc. and Continental Stock Transfer & Trust, as rights agent (incorporated by reference to Exhibit 4.1 on Form 8-K filed by the Company on February 9, 2024)
10.1†	Employment Agreement, dated March 6, 2024, between the Company and Ying Hua (Yinghua) Chen (incorporated by reference to Exhibit 10.1 on Form 8-K filed by the Company on March 12, 2024)
10.2†	Restricted Stock Unit Agreement dated January 19, 2021 by and between Allied Esports Entertainment, Inc. and Frank Ng (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 19, 2021)
10.3	Assignment and Assumption Agreement dated April 24, 2020 among Ourgame International Holdings Limited, Trisara Ventures, LLC, Adam Pliska and the Company (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 30, 2020)
10.4	Separation Agreement and Release dated February 16, 2022 by and between Libing (Claire) Wu and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 18, 2022)
10.5	Release and Non-disparagement Agreement dated March 7, 2022 by and between Jerry Lewin and the Company (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K filed May 25, 2022)
10.6	Settlement Agreement, dated April 15, 2022, by and between Ourgame International Holdings Limited and the Company (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K filed May 25, 2022)
10.7	Termination Agreement, dated June 15, 2024, by and between the Company, Elite Fun Entertainment Limited (incorporated in Macao) and Elite Fun Entertainment Limited (incorporated in British Virgin Islands) incorporated by reference to Exhibit 10.1 on Form 8-K filed with the SEC on June 21, 2024
10.8	Settlement Agreement and Release, dated September 16, 2024, by and between the Company and BPR Cumulus LLC.
10.9*	Termination Agreement, dated April 25, 2025, by and between the Company and Blue Planet New Energy Technology Limited.
10.10*	Side Letter to Termination Agreement, dated May 4, 2025, by and between the Company and Blue Planet New Energy Technology Limited.
19.1*	Insider Trading Policy
21.1*	Subsidiaries of Company
23.1*	Consent of ZH CPA, LLC
31.1*	Chief Executive Officer Certification pursuant to Exchange Act Rule 13a-14(a)
31.2*	Chief Financial Officer Certification pursuant to Exchange Act Rule 13a-14(a)
32.1*	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350
32.2*	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350
97.1	Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 of the Company's Form 10-K filed April 29, 2024)
101. INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Furnished herewith.

†   Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K pursuant to Item 15(a)(3) and Item 15(b) of this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 6, 2025

ALLIED GAMING & ENTERTAINMENT, INC.

By: /s/ Yinghua Chen

Name: Yinghua Chen
Title: Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

We, the undersigned directors and/or executive officers of Allied Gaming & Entertainment Inc. hereby severally constitute and appoint Yinghua Chen, acting singly, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign this report on Form 10-K, or amendment thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or appropriate to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that said attorney-in-fact and agent, or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Yinghua Chen Yinghua Chen	Chief Executive Officer (principal executive officer)	June 6, 2025
/s/ Roy Anderson Roy Anderson	Chief Financial Officer (principal financial and accounting officer)	June 6, 2025
/s/ Yangyang Li Yangyang Li	President, Chairman of the Board, Director	June 6, 2025
/s/ Mao Sun Mao Sun	Director	June 6, 2025
/s/ Yushi Guo Yushi Guo	Director	June 6, 2025
/s/ Jingsheng (Jason) Lu Jingsheng (Jason) Lu	Director	June 6, 2025
/s/ Chi Zhao Chi Zhao	Director	June 6, 2025
/s/ Guanzhou (Jerry) Qin Guanzhou (Jerry) Qin	Director	June 6, 2025
/s/ Yuanfei Qu Yuanfei Qu	Director	June 6, 2025

ALLIED GAMING & ENTERTAINMENT INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



ZH CPA, LLC CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Allied Gaming & Entertainment Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Allied Gaming & Entertainment Inc. and its subsidiaries ("the Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment

As described in Note 2 and Note 9 to the consolidated financial statements, the Company recorded an impairment charge of $9.57 million related to the goodwill associated with the ZTech reporting unit for the year ended December 31, 2024. Goodwill is tested for impairment annually, or more frequently when events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The fair value of the ZTech reporting unit was estimated using a combination of the income approach (discounted cash flow method) and the market approach (guideline public company method). The determination of fair value involved the use of significant management assumptions, including projected revenue, gross profit and EBITDA margins, discount rates, and terminal growth rates.

We identified the goodwill impairment assessment associated with the ZTech reporting unit as a critical audit matter due to the significant judgment required by management to estimate the fair value of the reporting unit. Performing audit procedures to evaluate the reasonableness of management's assumptions involved a high degree of auditor judgment and the involvement of a valuation specialist.

Our audit procedures related to the goodwill impairment assessment of the ZTech reporting unit included, among others:

- Obtaining an understanding of, and evaluated the design and implementation of, controls over the Company's goodwill impairment assessment, including controls over management's development and review of the significant assumptions described above;

- With the assistance of our engaged valuation specialist, evaluating the valuation methodologies used by management and assessing the reasonableness of the significant assumptions by comparing them to historical performance, industry data and market trends;

- Performing sensitivity analyses over the significant assumptions to evaluate the impact of changes in those assumptions on the fair value of the reporting unit.

/s/ ZH CPA, LLC

We have served as the Company's auditor since 2022.

Denver, Colorado

June 6, 2025

ALLIED GAMING & ENTERTAINMENT INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,	
	2024	**2023**
Assets		
Current Assets		
Cash and cash equivalents	$ 59,242,802	$ 16,320,583
Short-term investments	8,800,000	56,500,000
Marketable securities	3,483,211	-
Interest receivable	709,539	792,223
Accounts receivable	708,804	529,369
Loans receivable	17,629,915	-
Deposits, current portion	3,700,000	3,700,000
Prepaid expenses and other current assets	471,361	498,886
Total Current Assets	94,745,632	78,341,061
Restricted cash	-	5,000,000
Property and equipment, net	3,000,082	3,834,193
Digital assets	49,300	49,300
Intangible assets, net	5,115,686	6,254,731
Deposits, non-current portion	2,614,462	392,668
Operating lease right-of-use asset	4,365,718	5,415,678
Goodwill	2,796,379	12,729,056
Total Assets	$ 112,687,259	$ 112,016,687
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 1,322,140	$ 371,830
Accrued expenses and other current liabilities	1,151,407	763,512
Deferred revenue	656,382	103,748
Operating lease liability, current portion	1,591,475	1,482,977
Loans payable	25,756,757	9,230,168
Total Current Liabilities	30,478,161	11,952,235
Operating lease liability, non-current portion	4,008,473	5,560,251
Deferred tax liability	670,743	1,096,160
Total Liabilities	35,157,377	18,608,646
Commitments and Contingencies (Note 14)		
Stockholders' Equity		
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, Series A Preferred stock, $0.0001 par value, 50,000 shares designated, none issued and outstanding	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized, 46,385,798 and 39,085,470 shares issued at December 31, 2024 and 2023, and 44,105,500 and 36,805,686 shares outstanding at December 31, 2024 and 2023, respectively	4,639	3,909
Additional paid in capital	205,948,565	198,677,132
Accumulated deficit	(130,428,314)	(113,671,029)
Accumulated other comprehensive income	180,002	433,565
Treasury stock, at cost, 2,280,298 and 2,279,784 shares at December 31, 2024 and 2023, respectively	(2,694,075)	(2,693,653)
Total Allied Gaming & Entertainment Inc. Stockholders' Equity	73,010,817	82,749,924
Non-controlling interest	4,519,065	10,658,117
Total Stockholders' Equity	77,529,882	93,408,041
Total Liabilities and Stockholders' Equity	$ 112,687,259	$ 112,016,687

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED GAMING & ENTERTAINMENT INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	For the Years Ended December 31,			
	2024		**2023**	
Revenues:				
In-person	$	4,669,644	$	4,955,931
Multiplatform content		336		2,000,586
Casual mobile gaming		4,409,192		698,522
Total Revenues		9,079,172		7,655,039
Costs and Expenses:				
In-person (exclusive of depreciation and amortization)		2,496,618		2,684,287
Multiplatform content (exclusive of depreciation and amortization)		-		1,517,707
Casual mobile gaming (exclusive of depreciation and amortization)		3,875,992		593,894
Research and development expenses		865,585		162,888
Selling and marketing expenses		287,239		226,745
General and administrative expenses		13,349,023		7,569,154
Depreciation and amortization		1,585,535		1,499,980
Impairment of goodwill		9,567,000		-
Impairment of software licenses		357,826		-
Total Costs and Expenses		32,384,818		14,254,655
Loss From Operations		(23,305,646)		(6,599,616)
Other Income (Expense):				
Other income, net		6,356		47,632
Loss on escrow settlement		(3,000,000)		-
Realized gain on investment in money market fund		207,711		-
Unrealized loss on investment in marketable securities		(536,116)		-
Loss on foreign currency transactions, net		(28,725)		(948)
Interest income, net		3,654,986		2,957,571
Total Other Income (Expense)		304,212		3,004,255
Pre-Tax Loss		(23,001,434)		(3,595,361)
Income tax benefit		425,417		-
Net Loss		(22,576,017)		(3,595,361)
Less: net loss attributable to non-controlling interest		(5,818,732)		(159,900)
Net Loss Attributable to Common Stockholders	$	(16,757,285)	$	(3,435,461)
Net Loss per Common Share				
Basic and Diluted	$	(0.42)	$	(0.09)
Weighted Average Number of Common Shares Outstanding:				
Basic and Diluted		40,374,340		37,218,708

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED GAMING & ENTERTAINMENT INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Loss

	For the Years Ended December 31,	
	2024	**2023**
Net Loss	$ (22,576,017)	$ (3,595,361)
Other comprehensive (loss) income:		
Foreign currency translation adjustments	(573,883)	531,907
Total comprehensive loss	(23,149,900)	(3,063,454)
Less: Net loss attributable to non-controlling interest	(5,818,732)	(159,900)
Less: Other comprehensive (loss) income attributable to non-controlling interest	(320,320)	318,017
Comprehensive Loss Attributable to Common Stockholders	$ (17,010,848)	$ (3,221,571)

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED GAMING & ENTERTAINMENT INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2024 and 2023

	Common Stock		Treasury Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Other Comprehensive Income	Accumulated Deficit	Allied Gaming & Entertainment Inc. Stockholders' Equity	Non-Controlling Interest	Total Stockholders' Equity
	Shares	Amount	Shares	Amount							
Balance - January 1, 2023	39,085,470	$ 3,909	581,746	$ (610,562)	$198,526,614	$ -	$ 219,675	$(110,235,568)	$ 87,904,068	$ -	$ 87,904,068
Stock-based compensation:											
Stock options	-	-	-	-	150,518	-	-	-	150,518	-	150,518
Repurchases of common stock	-	-	1,698,038	(2,083,091)	-	-	-	-	(2,083,091)	-	(2,083,091)
Non-controlling interest from acquisition of subsidiary	-	-	-	-	-	-	-	-	-	10,500,000	10,500,000
Net loss	-	-	-	-	-	-	-	(3,435,461)	(3,435,461)	(159,900)	(3,595,361)
Other comprehensive income	-	-	-	-	-	-	213,890	-	213,890	318,017	531,907
Balance - December 31, 2023	39,085,470	3,909	2,279,784	(2,693,653)	198,677,132	-	433,565	(113,671,029)	82,749,924	10,658,117	93,408,041
Stock-based compensation:											
Restricted common stock	1,460,000	146	-	-	1,044,638	-	-	-	1,044,784	-	1,044,784
Stock options	-	-	-	-	54,493	-	-	-	54,493	-	54,493
Shares withheld for employee payroll tax	(159,672)	(16)	-	-	(179,326)	-	-	-	(179,342)	-	(179,342)
Issuance of common stock pursuant to a Securities Purchase Agreement [1]	6,000,000	600	-	-	6,351,628	-	-	-	6,352,228	-	6,352,228
Issuance of common stock pursuant to a Share Purchase Agreement	7,330,000	733	-	-	6,596,267	(4,597,000)	-	-	2,000,000	-	2,000,000
Cancellation of common stock previously issued pursuant to a Share Purchase Agreement	(7,330,000)	(733)	-	-	(6,596,267)	4,597,000	-	-	(2,000,000)	-	(2,000,000)
Repurchases of common stock	-	-	514	(422)	-	-	-	-	(422)	-	(422)
Net loss	-	-	-	-	-	-	-	(16,757,285)	(16,757,285)	(5,818,732)	(22,576,017)
Other comprehensive loss	-	-	-	-	-	-	(253,563)	-	(253,563)	(320,320)	(573,883)
Balance - December 31, 2024	46,385,798	$ 4,639	2,280,298	$ (2,694,075)	$205,948,565	$ -	$ 180,002	$(130,428,314)	$ 73,010,817	$ 4,519,065	$ 77,529,882

[1] Includes gross proceeds of $6,599,960 less issuance costs of $247,732

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED GAMING & ENTERTAINMENT INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	For the Years Ended December 31,	
	2024	2023
Cash Flows From Operating Activities		
Net loss	$ (22,576,017)	$ (3,595,361)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	1,099,277	150,518
Non-cash operating lease expense	1,128,953	988,506
Net gains on sale of equipment	-	(8,388)
Expenses paid using digital assets	-	461
Change in fair value of warrant liabilities	(100)	-
Unrealized loss on investment in marketable securities	536,116	-
Gains on transactions denominated in foreign currency	(1,168,493)	-
Depreciation and amortization	1,585,535	1,499,980
Impairment of goodwill	9,567,000	-
Impairment of software licenses	357,826	-
Deferred tax benefit	(425,417)	-
Changes in operating assets and liabilities:		
Accounts receivable	(180,489)	(147,587)
Interest receivable	82,693	(114,826)
Prepaid expenses and other current assets	27,228	(7,312)
Deposit	-	(3,701,598)
Accounts payable	737,594	(39,285)
Accrued expenses and other current liabilities	429,272	(1,099,056)
Operating lease liability	(1,522,993)	(1,267,143)
Deferred revenue	552,634	(797,715)
Total Adjustments	12,806,636	(4,543,445)
Net Cash Used In Operating Activities	(9,769,381)	(8,138,806)
Cash Flows From Investing Activities		
Land deposit	(2,223,810)	-
Proceeds from maturing of short-term investments	127,733,566	80,000,000
Purchases of short-term investments	(79,612,566)	(66,500,000)
Payment for investment in marketable securities	(5,011,365)	-
Proceeds from sale of marketable securities	781,025	-
Loans receivable	(19,062,401)	-
Proceeds from repayment of short-term loan	1,340,000	-
Proceeds from sale of equipment	-	106,914
Acquisition of Beijing Lianzhong Zhihe Technology Co., net of cash acquired	-	(6,431,893)
Purchases of intangible assets	(53,020)	(668,880)
Purchases of property and equipment	(82,951)	(378,060)
Net Cash Provided By Investing Activities	23,808,478	6,128,081
Cash Flows From Financing Activities		
Repurchases of common stock	(422)	(2,083,091)
Proceeds from issuance of common stock in securities purchase agreement	6,599,960	-
Issuance costs associated with common stock issuance	(247,732)	-
Proceeds from issuance of common stock in share purchase agreement	2,000,000	-
Return of proceeds upon cancellation of common stock previously issued pursuant to a share purchase agreement	(2,000,000)	-
Proceeds from short-term loans	26,038,919	9,230,168
Repayment of short-term loans	(8,461,338)	-
Net Cash Provided By Financing Activities	23,929,387	7,147,077

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED GAMING & ENTERTAINMENT INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)

	For the Years Ended December 31,	
	2024	**2023**
Effect of Exchange Rate Changes on Cash	(46,265)	16,789
Net Increase In Cash, Cash Equivalents, And Restricted Cash	37,922,219	5,153,141
Cash, cash equivalents, and restricted cash - Beginning of Year	21,320,583	16,167,442
Cash, cash equivalents, and restricted cash - End of Year	$ 59,242,802	$ 21,320,583
Cash and cash equivalents and restricted cash consisted of the following:		
Cash	$ 19,235,190	$ 16,320,583
Money market funds	40,007,612	-
Restricted cash	-	5,000,000
	$ 59,242,802	$ 21,320,583
Non-Cash Investing and Financing Activities:		
ROU asset for lease liability	$ 85,095	$ 289,886
Shares withheld for accrued employee payroll tax liability	$ 179,342	-
Property and equipment received as deferred revenue	$ -	$ 793,035

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Background and Basis of Presentation

Allied Gaming & Entertainment Inc. ("AGAE" and together with its subsidiaries, the "Company") operates a public esports and entertainment company through its wholly owned subsidiaries Allied Esports Media Inc., ("AEM"), Allied Esports International, Inc., ("AEII"), Esports Arena Las Vegas, LLC ("ESALV"), Allied Mobile Entertainment Inc. ("AME"), Allied Mobile Entertainment (Hong Kong) Limited ("AME-HK"), Allied Experiential Entertainment Inc. ("AEE"), AGAE Investment Limited, formerly known as Skyline Music Entertainment (Hong Kong) Limited ("Skyline HK"), Beijing Lianhuan Technology Co., Ltd ("BLT"), Allied Commercial Development (Hainan) Co., Ltd ("ACD"), and Allied Esports GmbH ("AEG"). AEII produces a variety of esports and gaming-related content, including world class tournaments, live and virtual events, and original programming to continuously foster an engaged gaming community. ESALV operates HyperX Arena Las Vegas, the world's most recognized esports facility. AME-HK is a wholly owned subsidiary of AME and owns a 40% interest in Beijing Lianzhong Zhihe Technology Co. ("Z-Tech"). Z-Tech and BLT are engaged in the development and distribution of mobile casual games in China. AEE owns a 51% interest in Skyline Music Entertainment Limited ("Skyline"), which is principally engaged in the organization of events, shows and concerts by top entertainment artists. ACD is in the early stages of the development of esports and other entertainment venues in Hainan, an island province in southern China. AEG is in the final stage of liquidation.

Note 2 – Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been derived from the accounting records of AGAE and its consolidated subsidiaries. All significant intercompany balances have been eliminated in the consolidated financial statements. The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") and pursuant to the accounting rules and regulations of the United States Securities and Exchange Commission ("SEC") and includes the operations of AGAE and its wholly owned subsidiaries, and Skyline and Z-Tech. Skyline is a majority owned subsidiary of AEE. The accounts of Z-Tech were consolidated in these financial statements based on the analysis performed under the voting interest model ("VOE"). The Company has a controlling financial interest in Z-Tech and Skyline. As a result, the Company consolidates Z-Tech and Skyline.

Business Combinations

In applying the acquisition method of accounting for business combinations, amounts assigned to identifiable assets and liabilities acquired were based on estimated fair values as of the date of acquisition, with the remainder recorded as goodwill. Intangible assets are initially valued at fair value using generally accepted valuation methods appropriate for the type of intangible asset. Transaction costs associated with these acquisitions are expensed as incurred and are included in the accompanying consolidated statements of operations.

Voting Interest Entities

During the year ended December 31, 2023, the Company acquired two new entities with less than 100% interest which were consolidated under the voting interest model ("VOE"). AME-HK has control of the board of directors of Z-Tech, through the appointment of 3 of its 5 members, and the significant decisions of the entity are made at the board level. In addition, matters voted upon at the shareholder level are not considered significant decisions and other shareholders are not able to change the composition of the board of the directors without AME-HK consent. AEE owns a 51% interest in Skyline.

Use of Estimates

Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, together with amounts disclosed in the related notes to the financial statements. The Company's significant estimates used in these financial statements include, but are not limited to, the valuation and carrying amount of deferred tax assets and liabilities, stock-based compensation, the fair value of marketable securities, accounts receivable and loans receivable reserves, the valuation of acquired assets and liabilities, loss contingencies, the impairment of goodwill, as well as the recoverability and useful lives of long-lived assets, including right-of-use assets, intangible assets and property and equipment. Certain of the Company's estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company's estimates and could cause actual results to differ from those estimates.

Cash and Cash Equivalents

All highly liquid short-term investments of the Company that have a maturity of three months or less when purchased are considered to be cash equivalents. As of December 31, 2024 and 2023, the Company's cash equivalents consist of certificate of deposits of $0 and $3 million, respectively, and money market funds of $40 million and $0, respectively. Money market funds are reported at their current carrying value, which approximates fair value due to the short-term nature of these instruments and are categorized as Level 1 within the fair value table.

Accrued interest receivable on cash equivalents totaled $0 and $33,271 at December 31, 2024 and 2023, respectively, and is included in current assets in the accompanying consolidated balance sheets.

Restricted Cash

Restricted cash consisted of $5 million at December 31, 2023 of cash held in an escrow account to be utilized for various approved strategic initiatives and esports event programs pursuant to an agreement with Brookfield Property Partners. On September 16, 2024, the Company and Brookfield entered into a Settlement Agreement and Release (the "Settlement Agreement") to resolve and terminate all obligations under the Brookfield Agreement. Pursuant to the Settlement Agreement, the entire Purchase Price was released from escrow of which $3,000,000 was paid to Brookfield and $2,000,000 was paid to the Company (See Note 14 – Commitments and Contingencies, Brookfield Partnership). There was $0 of restricted cash at December 31, 2024.

Short-term Investments

Short-term investments include certificates of deposit, fixed rate deposits, equity linked notes, and FX linked notes with original maturities of greater than three months but less than or equal to twelve months when purchased. The carrying amounts of the certificates of deposit and fixed rate deposits are stated at cost, which approximates fair value due to the short-term nature of these instruments.

The Company has elected the fair value option for recording its equity linked and FX linked notes (the "Notes"), pursuant to ASC 825-10, Financial Instruments ("ASC 825"), whereby the hybrid instrument is initially recorded in its entirety at fair value and changes in fair value are recorded in other income (expense) on the consolidated statements of operations. The Company determines the appropriate classification of these investments at the time of purchase and reevaluates such designation at each balance sheet date

Accrued interest receivable on short-term investments totaled $284,355 and $758,952 at December 31, 2024 and 2023, respectively, and is included in current assets in the accompanying consolidated balance sheets.

Marketable Securities

Marketable securities are carried at fair value with changes in fair value recorded in the consolidated statements of operations, according to ASC 321 "Investments - Equity Securities". During the years ended December 31, 2024 and 2023, the Company purchased certain publicly-listed marketable securities through an open market transaction and accounted for such investments as "investment in marketable securities" and subsequently measures the investments at fair value at the balance sheet date. These securities are categorized as Level 1 assets within the fair value hierarchy table. The Company recognized a gain of $5,952 and $0 from investments in marketable securities for the years ended December 31, 2024 and 2023.

Accounts Receivable and Loan Receivable

Accounts receivable and loans receivable are carried at their contractual amounts, less an estimate for credit losses. The Company estimates an allowance for credit losses based on the current expected credit losses ("CECL") methodology. The CECL methodology requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures) and replaces the incurred loss methodology's threshold that delayed the recognition of a credit loss until it was probable a loss event was incurred. The amount of the allowance for credit losses is based on ongoing, quarterly assessments by management. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted. As of December 31, 2024 and 2023, no allowances for credit losses were determined to be necessary.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment using the straight-line method over their estimated useful lives once the asset is placed in service. Leasehold improvements are amortized over the lesser of (a) the useful life of the asset; or (b) the remaining lease term (including renewal periods that are reasonably assured). Expenditures for maintenance and repairs which do not extend the economic useful life of the related assets are charged to operations as incurred, and expenditures which extend the economic life are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized in the statement of operations for the respective period.

The estimated useful lives of property and equipment are as follows:

Office equipment	3 - 5 years
Computer equipment	3 - 5 years
Production equipment	3 - 5 years
Furniture and fixtures	3 - 5 years
Esports gaming truck	5 years
Leasehold improvements	Lesser of 10 years or remaining lease term

Internal Use Software Development Costs

The costs incurred in the preliminary stages of software development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized and included within intangible assets on the accompanying balance sheet. Once they are ready for intended use they are amortized on a straight-line basis over their estimated useful lives. On November 1, 2024 the internal use software was placed into service (see Note 9 – Intangible Assets – System Development Agreement for additional details).

Long-Lived Assets and Goodwill

The Company accounts for long-lived assets in accordance with the provisions of ASC 360-10-35, *Property, Plant and Equipment, Impairment or Disposal of Long-lived Assets*. This accounting standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company accounts for goodwill and intangible assets in accordance with ASC 350, *Intangibles – Goodwill and Other*. Goodwill represents the excess of the purchase price of an entity over the estimated fair value of the assets acquired and liabilities assumed. ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has more likely than not decreased below its carrying value. The Company intends to perform its annual impairment testing at year end of each year.

In determining whether a quantitative assessment is required on an interim basis, the Company will evaluate relevant events or circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after performing the qualitative assessment, an entity concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the entity would perform the quantitative impairment test described in ASC 350. However, if, after applying the qualitative assessment, the entity concludes that it is not more than likely that the fair value is less than the carrying amount, the quantitative impairment test is not required. The Company bases these assumptions on its historical data and experience, industry projections, micro and macro general economic condition projections, and its expectations.

In connection with the Company's annual goodwill impairment test as of December 31, 2024, the fair value of one of its reporting units was determined to be less than its carrying amount, resulting in the recognition of a goodwill impairment charge of $9.57 million. The reduction in fair value was primarily attributable to a decline in revenues from the prior year. The fair value of the reporting unit was estimated using a combination of the income approach (discounted cash flow method) and the market approach (guideline public company method). Key assumptions included projected revenue, gross profit and EBITDA margins, discount rates, and terminal growth rates, which were based on historical performance, industry trends, and market conditions. This charge is included in impairment of goodwill and other intangible asset on the accompanying consolidated statement of operations. After the impairment, the remaining balance of goodwill associated with the reporting unit is approximately $2.8 million.

The Company's intangible assets consist of the ESALV trademarks, which are being amortized over a useful life of 10 years, and software licenses, software development costs, mobile games licenses, and customer relationships, which are being amortized over a useful life of 5-10 years. Other than the impairment charge disclosed in Note 9 – Goodwill and Intangible Assets, management has determined that no impairment exists for these intangible assets during the year ended December 31, 2024.

Warrant Liabilities

Entities must consider whether to classify contracts that may be settled in its own stock, such as warrants, as equity of the entity or as an asset or liability. If an event that is not within the entity's control could require net cash settlement, then the contract should be classified as an asset or a liability rather than as equity.

With regard to the warrants currently outstanding:

● Management has determined that its publicly traded warrants (the "Public Warrants") are of a form that qualify for equity classification.

● Management has determined that the common stock purchase warrants issued by the Company on June 8, 2020 in connection with the issuance of convertible notes (the "convertible note warrants") are of a form that qualify for equity classification.

● Management has determined that the warrants previously issued to the Company's sponsor (the "Sponsor Warrants") contain provisions that change depending on who holds the sponsor warrant. If the Sponsor Warrants are held by someone other than the initial purchasers or their permitted transferees, the Sponsor Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants. This feature precludes the Sponsor Warrants from being indexed to the Company's common stock, and thus the Sponsor Warrants are classified as a liability measured at fair value, with changes in fair value each period reported in earnings.

● Management has determined that the warrants issued as part of the securities purchase agreement on October 18, 2024 are a form that qualify for equity classification.

The Public Warrants and Sponsor Warrants expired on August 9, 2024. As of December 31, 2024 and 2023, the fair value of warrant liabilities related to our Sponsor Warrants totaled $0 and $100, respectively, which is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet. See Note 11 – Accrued Expenses and Other Current Liabilities.

Fair Value of Financial Instruments

The Company measures the fair value of financial assets and liabilities based on the guidance of ASC 820 "Fair Value Measurements and Disclosures" ("ASC 820").

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1   -   quoted prices in active markets for identical assets or liabilities.

Level 2   -   quoted prices for similar assets and liabilities in active markets or inputs that are observable.

Level 3   -   inputs that are unobservable (for example, cash flow modeling inputs based on assumptions).

The following table provides information about the Company's financial assets measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values:

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Digital assets	$ 49,300	$ -	$ -	$ 49,300
Cash equivalent -money market funds	40,007,612	-	-	40,007,612
Marketable securities	3,483,211	-	-	3,483,211
Total	$ 43,540,123	$ -	$ -	$ 43,540,123

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Digital assets	$ 49,300	$ -	$ -	$ 49,300
Sponsor warrants	-	-	100	100
Total	$ 49,300	$ -	$ 100	$ 49,400

The carrying amounts of the Company's financial instruments, such as cash and cash equivalents (excluding money market funds), accounts receivable, short-term investments (excluding equity and FX linked notes), interest receivable, loans receivable, accounts payable, operating lease liabilities, accrued liabilities, and loans payable approximate fair value due to the short-term nature of these instruments.

See *Marketable Securities* above for further details on marketable securities.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of items that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

The Company recognizes the tax benefit from an uncertain income tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement by examining taxing authorities.

The Company's policy is to recognize interest and penalties accrued on uncertain income tax positions in interest expense in the Company's statements of operations. As of December 31, 2024 and 2023, the Company had no liability for unrecognized tax benefits. The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Net Loss per Common Share

Basic loss per common share is computed by dividing net loss attributable to the Company's common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding, plus the impact of common shares, if dilutive, resulting from the potential exercise of outstanding stock options and warrants and the vesting of restricted stock awards.

The following table presents the computation of basic and diluted net loss per common share:

	For the Years Ended December 31,	
	2024	2023
Numerator:		
Net loss attributable to common stockholders	$ (16,757,285)	$ (3,435,461)
Denominator (weighted average quantities):		
Common shares outstanding	41,172,974	37,218,708
Less: Unvested restricted shares	(798,634)	-
Denominator for basic and diluted net loss per share	40,374,340	37,218,708
Basic and Diluted Net Loss per Common Share	$ (0.42)	$ (0.09)

The following securities are excluded from the calculation of weighted average dilutive common shares because their inclusion would have been anti-dilutive:

	As of December 31,	
	2024	2023
Unvested restricted common shares	710,000	-
Options	1,270,000	1,490,000
Warrants	7,454,546	20,091,549
Contingent consideration shares [1]	-	192,308
	9,434,546	21,773,857

[1] Holders who elected to convert their convertible debt into common stock are entitled to receive contingent consideration shares equal to the product of (i) 3,846,153 shares, multiplied by (ii) that holder's investment amount, divided by (iii) $100,000,000, if at any time within five years after August 9, 2019, the last exchange-reported sale price of common stock trades at or above $13.00 for thirty (30) consecutive calendar days.

Revenue Recognition

To determine the proper revenue recognition method, the Company evaluates each of its contractual arrangements to identify its performance obligations. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. The majority of the Company's contracts have a single performance obligation because the promise to transfer the individual good or service is not separately identifiable from other promises within the contract and is therefore not distinct. Some of the Company's contracts have multiple performance obligations, primarily related to the provision of multiple goods or services. For contracts with more than one performance obligation, the Company allocates the total transaction price in an amount based on the estimated relative standalone selling prices underlying each performance obligation. There were no contracts with more than one performance obligation for the year ended December 31, 2024 and 2023.

The Company recognizes revenue primarily from the following sources:

In-person revenue

In-person revenue was comprised of the following for the years ended December 31, 2024 and 2023:

| | For the Years Ended December 31, | | | |
	2024		2023	
Event revenue	$	2,082,269	$	2,294,616
Sponsorship revenue		1,838,447		1,732,952
Food and beverage revenue		271,184		224,938
Ticket and gaming revenue		414,881		517,952
Merchandising revenue		62,863		185,473
Total in-person revenue	$	4,669,644	$	4,955,931

Event revenues from the rental of the ESALV arena and gaming trucks are recognized over the term of the event based on the number of days completed relative to the total days of the event, as this method best depicts the transfer of control to the customer. In-person revenue also includes revenue from ticket sales, admission fees and food and beverage sales for events held at the Company's esports properties. Ticket revenue is recognized at the completion of the applicable event. Point of sale revenues, such as food and beverage, gaming and merchandising revenues, are recognized when control of the related goods are transferred to the customer.

The Company generates sponsorship revenue from the naming rights of its esports arena which is recognized on a straight-line basis over the contractual term of the agreement.

The Company records deferred revenue to the extent that payment has been received for services that have yet to be performed.

Multiplatform revenue

Multiplatform revenue was comprised of the following for the years ended December 31, 2024 and 2023:

| | For the Years Ended December 31, | | | |
	2024		2023	
Sponsorship revenue	$	-	$	2,000,000
Distribution revenue		336		586
Total multiplatform revenue	$	336	$	2,000,586

The Company generates sponsorship revenue from the production and distribution of original content programming over live-streaming services. The Company recognizes sponsorship revenue pursuant to the terms of each individual contract when the Company satisfies the respective performance obligations, which could be recognized at a point in time or over the term of the contract.

The Company's distribution revenue is generated primarily through the distribution of content to online channels. Any advertising revenue earned by online channels is shared with the Company. The Company recognizes online advertising revenue at the point in time when the advertisements are placed in the video content.

The Company records deferred revenue to the extent that payment has been received for services that have yet to be performed.

Casual mobile gaming revenue

The Company's casual mobile gaming revenue is generated through Z-Tech which was acquired on October 31, 2023. (see Note 3 – Business Combination) amounted to $4,412,275 and $698,522 for the years ended December 31, 2024 and 2023, respectively. Casual mobile gaming revenue is generated through contractual relationships with various advertising service providers for advertisements within the Company's casual mobile games. Advertisements can be in the form of an impression, click-throughs, videos, or banners. The Company has determined the advertising service provider to be its customer and displaying the advertisements within its games is identified as the single performance obligation. Revenue from advertisements is recognized when the ad is displayed or clicked and the advertising service provider receives the benefits provided from this service. The price can be determined by the applicable evidence of the arrangement, which may include a master contract or a third-party statement of activity.

The transaction price is generally the product of the advertising units delivered (e.g. impressions, click-throughs) and the contractually agreed upon price per advertising unit. The price per advertising unit can also be based on revenue share percentages stated in the contract. The number of advertising units delivered is determined at the end of each month so there is no uncertainty about the transaction price.

The Company's casual games are played on various mobile third-party platforms for which such third parties collect monies from advertisers and remit the net proceeds after deducting payment processing fees and player incentive payments. The Company is primarily responsible for providing access to the games, has control over the content and functionality of games before they are accessed by players, and has the discretion to establish the pricing for the advertisements. Therefore, the Company concluded that it is the principal in the transaction, and as a result, revenues are reported gross of payment processing fees and player incentive fees. Payment processing fees and player incentive fees are recorded as components of cost of revenue in the accompanying consolidated statements of operations.

Revenue recognition

The following table summarizes our revenue recognized under ASC 606 in our consolidated statements of operations:

	For the Years Ended December 31,	
	2024	2023
Revenues Recognized at a Point in Time:		
Ticket and gaming revenue	414,881	517,952
Food and beverage revenue	271,184	224,938
Merchandising revenue	62,863	185,473
Casual mobile games	4,409,192	698,522
Distribution revenue	336	586
Total Revenues Recognized at a Point in Time	5,158,456	1,627,471
Revenues Recognized Over a Period of Time:		
Event revenue	2,082,269	2,294,616
Sponsorship revenue	1,838,447	3,732,952
Total Revenues Recognized Over a Period of Time	3,920,716	6,027,568
Total Revenues	$ 9,079,172	$ 7,655,039

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. As of December 31, 2024 and 2023, the Company had contract liabilities of $656,382 and $103,748, respectively, which are included in deferred revenue on the balance sheet.

Through December 31, 2024, $89,251 performance obligations in connection with contract liabilities included within deferred revenue on the prior year consolidated balance sheet have been satisfied. The Company expects to satisfy its deferred revenue balance of $656,382 within the next twelve months. During the years ended December 31, 2024 and 2023, there was no revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

Effective February 22, 2023, the Company entered into a sponsorship agreement which expires on April 2, 2026. The total contract price for this sponsorship agreement is $5.8 million. As of December 31, 2024, the aggregate transaction price allocated to the unsatisfied performance obligations under this agreement is approximately $2.3 million. The Company expects to recognize this revenue as the performance obligations are satisfied over the remaining term of the contract.

Digital Assets

The Company accounts for digital assets held as the result of the receipt of Ether, as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other. The Company has ownership of and control over the digital assets and the Company may use third-party custodial services to secure them. The digital assets are initially recorded at cost and are subsequently remeasured, net of any impairment losses incurred since the date of acquisition.

The Company determines the fair value of its digital assets on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the active exchange(s) that the Company has determined is the principal market for Ether (Level 1 inputs). The Company performs an analysis each quarter to identify whether events or changes in circumstances, or decreases in the quoted prices on active exchanges, indicate that it is more likely than not that the Company's digital assets are impaired. In determining if an impairment has occurred, the Company considers the lowest market price quoted on an active exchange since acquiring the respective digital asset. If the then current carrying value of a digital asset exceeds the fair value, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the fair value of such assets.

The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains are not recorded until realized upon sale, at which point they are presented net of any impairment losses for the same digital assets held. In determining the gain or loss to be recognized upon sale, the Company calculates the difference between the sales price and carrying value of the digital assets sold immediately prior to sale. Impairment losses and gains or losses on sales are recognized within operating expenses in our consolidated statements of operations and comprehensive loss. There were no impairment charges during the years ended December 31, 2024 and 2023. There were no changes to the carrying value of digital assets for the year ended December 31, 2024.

The Company will be adopting ASU 2023-08 (see Recently Issued Accounting Pronouncements below) on January 1, 2025 and will be recording an increase to retained earnings of $119,571 as a result of adopting this guidance in 2025. The fair value of the Company's digital assets on January 1, 2025 was $168,871.

Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award on the date of grant. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period that the estimates are revised. The Company accounts for forfeitures as they occur.

Segment Information

Reportable segments are components of an enterprise about which separate financial information is available for evaluation by the chief operating decision maker in making decisions about how to allocate resources and assess performance. The chief operating decision maker of Allied Esports is Allied Esports's chief executive officer and the chief operating decision makers of Z-Tech and Skyline are senior executives of these subsidiaries. Separate discrete financial information for each of Allied Esports, Z-Tech and Skyline are reviewed separately by chief operating decision makers and the operations of Allied Esports, Z-Tech and Skyline are managed separately. As such, the operations of Allied Esports (video game events and tournaments), Z-Tech (casual mobile games) and Skyline (live concert promotion) are reported as separate operating segments. See Note 16 – Segment Data.

Advertising Costs

Advertising costs are charged to operations in the year incurred and totaled $60,237 and $51,792 for the years ended December 31, 2024 and 2023, respectively, and are included in selling and marketing expenses on the accompanying statements of operations.

Concentration Risks

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments, loans receivable, interest receivable, and accounts receivable. The Company maintains cash deposits and short-term investments with major U.S. financial institutions that at various times may exceed Federal Deposit Insurance Corporation ("FDIC") insurance limits. Cash equivalents of approximately $40,007,612 held in money market funds are maintained in foreign bank account and not covered by FDIC insurance limits.

During the year ended December 31, 2024, the Company's loan receivable balance consisted of three loans which were 46%, 29%, and 25%, respectively, of the Company's loan receivable balance. There were no loans receivable balances at December 31, 2023.

During the years ended December 31, 2024 and 2023, 49% and 9%, respectively, of the Company's revenues were from customers in foreign countries.

During the year ended December 31, 2024, the Company's two largest customers accounted for 48% and 20% of the Company's consolidated revenues. During the year ended December 31, 2023, the Company's two largest customers accounted for 26% and 20% of the Company's consolidated revenues.

As of December 31, 2024, the Company's two largest customers represented 88% and 9%, respectively, of the Company's accounts receivable balance. As of December 31, 2023, the Company's two largest customers represented 66% and 26%, respectively, of the Company's accounts receivable balance. Historically, the Company has not experienced any losses due to such concentration of credit risk.

Foreign Currency Translation

The Company's reporting currency is the United States Dollar. The functional currencies of the Company's operating subsidiaries are their local currencies (United States Dollar ("USD"), and Chinese Yuan ("RMB")).

Yuan-denominated assets and liabilities are translated into the United States Dollar using the exchange rate at the balance sheet date (0.1370 and 0.1411 at December 31, 2024 and 2023, respectively) and revenue and expense accounts are translated using the weighted average exchange rate in effect for the period (0.1391 and 0.1395 for the year ended December 31, 2024 and 2023, respectively).

The Company engages in foreign currency denominated transactions with customers and suppliers, as well as between subsidiaries with different functional currencies. Realized losses of ($28,725) and ($948) arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency for the years ended December 31, 2024 and 2023, respectively, are recognized in other income, net in the consolidated statements of operations.

Subsequent Events

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the consolidated financial statements, except as disclosed.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segments Disclosures (Topic 280), which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses on both an annual and interim basis. The guidance becomes effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. Since this new ASU addresses only disclosures, this ASU did not have any material effects on the Company's financial condition, results of operations or cash flows.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350 – 06). This update requires an entity to subsequently measure certain assets at fair value with changes recognized in net income each reporting period. This update also requires that an entity present crypto assets measured at fair value separately from other intangible assets in the balance sheet and changes from the remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the consolidated statement of operations. Although early adoption is permitted, the new guidance becomes effective on January 1, 2025, and should be applied using a modified retrospective transition method with a cumulative-effect adjustment recorded to the opening balance of retained earnings as of the beginning of the year of adoption. The cumulative adjustment upon adoption of ASU 2023-08 will increase retained earnings as of January 1, 2025 by $119,571.

In November 2024, The FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220 – 04). This update requires an entity to disclose more detailed information regarding expenses for the entity. The amendments require that at each interim and the annual reporting period, the entity must disclose amounts related to purchases of inventory, employee compensation, depreciation, intangible asset amortization and depreciation, depletion, and amortization recognized as part of oil and gas- producing activities. Including the amounts, the entity is required to disclose and qualitative description of the amounts remaining in relevant expense captions, and to disclose the total amount of selling expenses and the definition of selling expenses. The amendments in this update should be applied prospectively to financial statements issued for reporting periods, and retrospectively to any prior periods presented in the financials. Although early adoption is permitted, the new guidance becomes effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Since this new ASU addresses only disclosures, the Company does not expect the adoption of this ASU to have any material effects on its financial condition, results of operations or cash flows.

Note 3 – Business Combination

On October 31, 2023, AME-HK completed its acquisition of a 40% equity interest in Z-Tech for $7 million in cash from Beijing Lianzhong Co., Ltd, an entity owned by Ourgame International Holdings Limited, the holder of approximately 32% of AGAE's outstanding common stock as of the acquisition date. Founded in Beijing in April 2022, Z-Tech is a mobile games developer and operator, specializing in the innovation, research, development and operation of premium card and Mahjong casual games. The acquisition of Z-Tech will allow the Company to expand its operations into one of the most revenue generating segments of the global games industry.

The acquisition was considered a business acquisition as it was determined that Z-Tech would be consolidated under the VOE model.

The business combination was recorded using the acquisition method of accounting and the initial purchase price allocation was based on our assessment of the fair value of the purchase consideration and the fair value of Z-Tech's tangible and intangible assets acquired and liabilities assumed at the date of acquisition. The fair value of the non-controlling interest was determined using the discounted cash-flow method.

The following table summarizes the fair value of the assets acquired and the liabilities assumed using the exchange rate at the acquisition date of 0.13689:

Cash consideration	$	7,000,000
Non-controlling interest		10,500,000
Fair value of business	$	17,500,000
Assets acquired:		
Cash and cash equivalents	$	568,107
Accounts receivable		301,802
Property and equipment, net		23,530
Prepaid expenses and other current assets		31,429
Operating lease right-of-use asset		261,001
Deposits, non-current portion		11,613
Goodwill		12,386,126
Intangible assets, net		5,573,599[1]
Total assets acquired		19,157,207
Liabilities assumed:		
Accounts payable		(302,461)
Deferred tax liability		(1,096,160)
Operating lease liability, current portion		(68,638)
Operating lease liability, non-current portion		(189,948)
Total liabilities assumed		(1,657,207)
Net assets acquired	$	17,500,000

[1] Intangible assets include $154,088 of mobile games licenses and $5,419,511 of customer relationships.

The Company recognized goodwill of $12,386,126, arising from the acquisition. Goodwill represents the excess fair value after the allocation to identifiable assets acquired, including intangibles. Intangible assets are expected to be amortized over the estimated useful life of 5-10 years. Goodwill is primarily attributable to the assembled workforce, market, and expansion capabilities, expected synergies from integration and streamlining operational activities and other factors. The goodwill did not have any tax basis and was not deductible for tax purposes.

The following information represents the unaudited pro forma combined results of operations, giving effect to the acquisitions as if they occurred at the beginning of the year ended December 31, 2023.

	For the Year Ended December 31, 2023		
	As Reported [b]	Pro-forma Adjustments[a]	Pro-forma
Revenues	$ 7,655,039	$ 16,321,426	$ 23,976,465
Net income (loss)	$ (3,595,361)	$ 310,712	$ (3,284,649)
Basic and diluted loss per common share	$ (0.10)		$ (0.09)
Weighted-average common shares outstanding	37,218,708		37,218,708

(a) For the period from January 1 through October 31, 2023 (business combination date).

(b) Includes $698,522 of revenue and $266,501 of net loss from Z-Tech for the period from November 1 through December 31, 2023.

Note 4 – Short-Term Investments

Short-term investments consist of the following:

	Certificates of Deposit	Fixed Rate Deposits	Equity Linked Notes	FX Linked Notes	Total Short-Term Investments
Balance as of January 1, 2024	$ 56,500,000	$ -	$ -	$ -	$ 56,500,000
Purchases	4,800,000	15,000,000	24,315,925	35,496,641	79,612,566
Maturing	(55,000,000)	(10,000,000)	(24,396,701)	(35,836,865)	(125,233,566)
Early withdrawal	(2,500,000)	-	-	-	(2,500,000)
Foreign currency transaction adjustment	-	-	80,776	340,224	421,000
Balance as of December 31, 2024	$ 3,800,000	$ 5,000,000	$ -	$ -	$ 8,800,000

Short-term investments include certificates of deposit and fixed rate deposits with original maturities of greater than three months but less than or equal to twelve months when purchased. Interest income on certificates of deposit and fixed rate deposits amounted to $2,642,760 for the year ended December 31, 2024.

During the year ended December 31, 2024, the Company entered into six one-month FX linked notes, an investment product which provides for a fixed interest payment between 3% and 6% per annum on the notional amount with the ultimate return or loss linked to the change in the Japanese Yen/United States Dollar exchange rate. As of December 31, 2024, all FX linked notes had matured with no gain or loss recognized on the investment. Interest income on these notes for the year ended December 31, 2024 amounted to $123,515.

During the year ended December 31, 2024, the Company entered into five three-month equity linked notes which are investment products that provide for a coupon amount between 6% and 8% per annum and an ultimate return (or loss) tied to the performance of the underlying equities. The notes are callable by the issuer at the end of each month at which time no further coupon amounts shall be payable. As of December 31, 2024, all five equity linked notes had matured with no gain or loss recognized on the investment. Interest income on these notes for the year ended December 31, 2024 amounted to $316,125.

Note 5 – Marketable Securities

On October 15, 2024, the Company purchased $5,011,365 in certain publicly listed marketable securities through an open market transaction. The investment was initially recorded at cost and subsequently measured at fair value with the changes in fair value recorded in other income (expenses), net in the consolidated statements of operations. For the years ended December 31, 2024 and 2023, the Company recorded a decrease in fair value of $536,116 and $0, respectively.

The following is a roll forward of the Company's marketable securities balance during the year ended December 31, 2024:

Balance as of January 1, 2024	$ -
Payment for investment in marketable securities	5,011,365
Proceeds from sale of marketable securities	(781,025)
Unrealized loss on marketable securities	(536,116)
Foreign currency transaction adjustment	(211,013)
Balance as of December 31, 2024	$ 3,483,211

Note 6 – Deposits

On November 28, 2023, AEE entered into a joint venture agreement with Zhao Qian, a resident of the People's republic of China, and All in Asia Culture and Tourism Development Company Limited ("All in Asia") under which Skyline was formed and AEE received a 51% ownership interest. Skyline was established to diversify entertainment options for both locals and tourists throughout China through the hosting and organization of top artist events and concerts. AEE contributed $6,000,000 for its capital contribution in the 51% ownership of Skyline. Prior to December 31, 2023, Skyline made an advance payment of $3.7 million to All in Asia under a Project Cooperation Agreement (See Note 8 - Related Party Transactions) to secure venues, negotiate sponsorships and to determine and prepay the performers for future concert and events, which is included within Deposits, current portion on the accompanying consolidated balance sheet. Since the concert and show activities were not held and conducted as expected, All in Asia repaid the $3.7 million advance payment to Skyline in April 2025.

On December 23, 2024, the Company entered into a contract with the Natural Resources and Planning Bureau of Lingshui Li Autonomous County ("Assignor") for the assignment of approximately 3.2 acres of land owned by The People's Republic of China ("PRC"). Under the terms of the contract, the Company paid a deposit of 16,230,000 RMB, or approximately $2.2 million (USD) on that date, with the remaining balance of 11,270,000 RMB, or approximately $1.5 million (USD) paid on April 22, 2025, when the land was delivered with all necessary pipeline laid in place.

Security deposits for operating leases in the aggregate amount of $389,334 are included in deposits, non-current portion, on the accompanying consolidated balance sheet. See Note 14 – Commitments and Contingencies – Operating Leases for additional details related to the Company's leases.

Note 7 – Property and Equipment, net

Property and equipment consist of the following:

	As of December 31,	
	2024	**2023**
Office equipment	$ 48,260	$ 46,351
Computer equipment	1,352,638	1,267,340
Esports gaming truck	1,240,605	1,225,945
Furniture and fixtures	684,584	680,795
Production equipment	8,146,506	8,136,009
Leasehold improvements	4,677,734	4,711,996
	16,150,327	16,068,436
Less: accumulated depreciation and amortization	(13,150,245)	(12,234,243)
Property and equipment, net	$ 3,000,082	$ 3,834,193

During the years ended December 31, 2024 and 2023, depreciation and amortization expense amounted to $916,001 and $1,270,149, respectively. During the years ended December 31, 2024 and 2023, the Company did not record any impairment expense related to its property and equipment.

Note 8 – Related Party Transactions

On September 24, 2023, AME-HK advanced Beijing Lianzhong Co., Ltd, a related party (and a subsidiary of Ourgame International Holding Ltd. ("Ourgame"), AGAE's largest investor), $3.5 million (the "Bridge Loan") in connection with a certain Equity Interest Purchase Agreement dated August 16, 2023, under which AME-HK agreed to acquire a 40% equity interest in Z-Tech, a company engaged in the development and distribution of casual mobile games. The Bridge Loan was non-interest bearing and was repayable at the earlier of 90 days from the date of the advance or the closing of the Z-Tech acquisition. The acquisition closed on October 31, 2023, at which time the proceeds of the Bridge Loan were applied to the purchase price of the equity interests (See Note 3 – Business Combination).

During the years ended December 31, 2024 and 2023, Z-Tech paid royalty fees of $41,963 and $6,715, respectively, to Beijing Lianzhong Interactive Network Co., Ltd., an affiliate of Ourgame, under an intellectual property license agreement.

In December 2023, Skyline entered into a Project Cooperation Agreement with All in Asia, a 19% owner of Skyline, to secure venues, negotiate sponsorships, and to determine and prepay the performers for future concerts. Ourgame holds a 20% equity interest in All in Asia. The advanced payment of $3.7 million is included within Deposits, current portion on the accompanying consolidated balance sheet (See Note 6 – Deposits).

Note 9 – Goodwill and Intangible Assets

Goodwill

The following table sets forth changes in our goodwill for the years ended December 31, 2024 and 2023:

Balance, January 1, 2023	$ -
Goodwill arising from acquisition of Z-Tech	12,386,126
Foreign currency translation adjustment	342,930
Balance, January 1, 2024	12,729,056
Impairment expense	(9,567,000)
Foreign currency translation adjustment	(365,677)
Balance, December 31, 2024	$ 2,796,379

Management reviewed the goodwill for impairment in accordance with its accounting policies. As a result of the Company's analysis, during the year ended December 31, 2024, the Company determined that the fair value of a reporting unit was less than its carrying amount, resulting in the recognition of a goodwill impairment charge of $9.57 million. The reduction in fair value was primarily attributable to a decline in revenues from prior year. There was no impairment charge for the year ended December 31, 2023. It is reasonably possible that a decline in market or economic conditions, or changes in the estimates or underlying assumptions used in the determination of the reporting unit's fair value as of December 31, 2024, could lead to a additional impairment of goodwill in the near term.

Intangible Assets

Intangible assets consist of the following:

		As of December 31, 2024			
	Original Cost	Accumulated Amortization	Accumulated Impairment Losses	Foreign Currency Translation Adjustment	Carrying Value
Trademarks	$ 41,145	$ (22,809)	$ -	$ -	$ 18,336
Software licenses	565,000	(207,174)	(357,826)	-	-
Software development costs	202,870	(6,770)	-	-	196,100
Mobile games licenses	158,768	(36,417)	-	(4,561)	117,790
Customer relationships	5,584,127	(640,267)	-	(160,400)	4,783,460
Total intangible assets	$ 6,551,910	$ (913,437)	$ (357,826)	$ (164,961)	$ 5,115,686

		As of December 31, 2023			
	Original Cost	Accumulated Amortization	Accumulated Impairment Losses	Foreign Currency Translation Adjustment	Carrying Value
Trademarks	$ 41,145	$ (18,418)	$ -	$ -	$ 22,727
Software licenses	565,000	(94,170)	-	-	470,830
Software development costs	149,850	-	-	-	149,850
Mobile games licenses	154,088	(64,242)	-	4,680	94,526
Customer relationships	5,419,511	(67,328)	-	164,615	5,516,798
Total intangible assets	$ 6,329,594	$ (244,158)	$ -	$ 169,295	$ 6,254,731

Intangible assets consist of the Allied Esports trademarks, which are being amortized over a useful life of 10 years, AGAE software licenses and software development costs, which are being amortized over a useful life of 5 years, and AME mobile games licenses and customer relationships, which are being amortized over a useful life of 5-10 years. The initial term of the software license agreement expires on February 27, 2028, but can be renewed by the Company for an additional 5-year term under identical terms and conditions. At December 31 2024, the carrying value of the software license was fully impaired based on a reduction of management's estimate of the undiscounted future cash flows to be generated by this asset, resulting from a delay in the implementation of a marketing plan to promote the games associated with this license. The mobile game license agreement, as amended on April 7, 2025 expires on July 31, 2028. Software development costs (See Note 14 – Commitments and Contingencies – System Development Agreement for details) were placed into service on November 1, 2024. During the years ended December 31, 2024 and 2023, amortization expense amounted to $669,280 and $229,831, respectively. The weighted average remaining amortization period at December 31, 2024 was 8.6 years.

Estimated future amortization is as follows:

Years Ended December 31,	Amount
2025	$ 617,219
2026	617,219
2027	617,219
2028	610,967
2029	575,726
Thereafter	2,077,336
	$ 5,115,686

Note 10 – Loans Receivable

On February 21, 2024, Skyline loaned an unrelated third-party vendor $1.34 million under a one-year loan contract ("Loan 1"). The loan was unsecured and bore interest at 5% per annum, payable at maturity. The loan, along with accrued interest thereon of $23,058, was repaid on June 27, 2024.

On July 2, 2024, AME-HK loaned an unrelated third party 1.324 billion JPY, or approximately $8.2 million (USD) under a six-month loan contract ("Loan 2"). The loan is fully guaranteed by certain assets of an individual ("the Guarantor") and bears interest at 5% per annum, payable at maturity. On February 25, 2025, the loan was amended to extend the maturity date to June 30, 2025. In connection with the amendment, all accrued interest through March 31, 2025 was paid by the borrower. In addition, the collateral for this loan was increased to include a guarantee by a company ("Additional Guarantor") wholly owned by the Guarantor.

On August 14, 2024, AME-HK loaned an unrelated third party 736.9 million JPY, or $5.0 million (USD) under a six-month loan contract ("Loan 3"). The loan is fully guaranteed by the Guarantor's assets and bears interest at 7.5% per annum, payable at maturity. On February 25, 2025, the loan was amended to extend the maturity date to December 31, 2025. In connection with the amendment, all accrued interest through the original maturity date was paid by the borrower.

On October 10, 2024, AME-HK entered into a USD $5.1 million (USD) facility loan agreement with an unrelated third party. The loan bears interest at 8% per annum, payable at maturity. Each drawdown under the facility is repayable 180 days from the date of disbursement, and interest is calculated separately for each drawdown. As of December 31, 2024, a total of $4.5 million (USD) ("Loan 4a") had been disbursed under the facility. An additional $0.6 million (USD) ("Loan 4b") was disbursed under the facility by March 10, 2025.

On March 27 and March 28, 2025, two additional loans of 38 million JPY ($250K USD) and 30.5 million JPY ($200K USD), respectively, were issued to the borrower ("Loan 5"). Both loans mature on September 30, 2025. The loans are fully guaranteed by the Guarantor's assets and bear interest at 8% per annum, payable at maturity.

On April 15, 2025, AME-HK and the borrower entered into a supplementary agreement to the loan contract under which a) AME-HK issued a new loan of $9.5 million (USD) ("Loan 6") of which approximately $4.7 million was used by the borrower to repay the $4.5 million loan ("Loan 4a") dated October 10 and 14, 2024 and to pay all accrued interest through April 15, 2025, totaling $184K, the remaining $4.8 million was fully disbursed to the borrower by April 30, 2025, and b) the maturity date of all loans were extended to September 30, 2025.

On April 15, 2025, AME-HK and the Additional Guarantor entered into a mortgage agreement, pursuant to which the Additional Guarantor pledged an equity interest it holds as collateral for Loan 2, Loan 3, Loan 4b, Loan 5 and Loan 6. The fair value of the equity interest as of December 31, 2024 was well in excess of the principal balance of all outstanding loans.

The following is a roll forward of the Company's loans receivable balance during the year ended December 31, 2024:

Balance as of January 1, 2024	$ -
Loans issued	19,062,401
Loan repayments	(1,340,000)
Foreign currency transaction adjustment	(92,486)
Balance as of December 31, 2024	$ 17,629,915

For the year ended December 31, 2024, the Company recorded interest income of $448,094 on these loans. As of December 31, 2024, the Company believes all loans receivable balances are collectible.

Note 11 – Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,	
	2024	**2023**
Compensation expense	$ 269,064	$ 655,458
Event costs	34,722	5,534
Legal and professional fees	641,336	32,150
Warrant liabilities	-	100
Other accrued expenses	206,285	70,270
Accrued expenses and other current liabilities	$ 1,151,407	$ 763,512

Note 12 – Loans Payable

On December 13, 2023, AME-HK borrowed 1.3 billion Yen or approximately $9.0 million (USD) under a $10 million credit facility provided by Morgan Stanley Bank Asia Limited (the "Bank") in connection with the Company's $40 million investment in money market funds with the Bank. The credit facility includes term loans, bank overdrafts, margin loans and certain other borrowings. The 12-month term loan is non-interest bearing. The original $9.0 million borrowed under the credit facility was repaid on December 13, 2024.

On March 8, 2024, the credit facility was increased to $20 million under which, on March 15, 2024, AME-HK borrowed an additional 948.2 million JPY or approximately $6.4 million (USD). This 12-month term loan bears interest at a fixed rate of 0.3% per annum, payable at maturity on March 17, 2025. On January 31, 2025, this loan was refinanced with a new 12-month loan bearing interest at 0.91% per annum.

On May 14, 2024, AME-HK borrowed an additional 837.4 million JPY, or approximately $5.4 million (USD). This 12-month term loan bears interest at a fixed rate of 0.65% per annum, payable at maturity on May 14, 2025. On March 28, 2025, this loan was refinanced with the proceeds of a 1.63 billion JPY or $10.8 million (USD) loan. This 12-month loan bears interest at 0.93% per annum, payable at maturity.

On June 28, 2024, the credit facility was increased to $35 million under which, on June 28, 2024, AME-HK borrowed an additional 1.6 billion JPY or approximately $9.9 million (USD). This 12-month term loan bears interest at a fixed rate of 0.45% per annum, payable at maturity on June 30, 2025.

On July 23, 2024, AME-HK borrowed an additional 677.7 million JPY or approximately $4.3 million (USD). This 12-month term loan bears interest at a fixed rate of 0.45% per annum, payable at maturity on July 23, 2025.

The proceeds of these low and non-interest-bearing loans were used to acquire the equity and FX linked notes discussed in Note 4 – Short Term Investments, marketable securities discuss in Note 5 – Marketable Securities, and the loans discussed in Note 11 – Loans Receivable.

The following is a roll forward of the Company's loans payable balance during the year ended December 31, 2024:

Balance as of January 1, 2024	$ 9,230,168
Additional borrowings under credit facility	26,038,919
Repayment of borrowings	(8,461,338)
Foreign currency transaction adjustment	(1,050,992)
Balance as of December 31, 2024	$ 25,756,757

For the years ended December 31, 2024 and 2023, the Company recorded interest expense of $68,341 and $0, respectively, on these loans.

Note 13 – Income Taxes

The Company and its subsidiaries file income tax returns in the United States (federal, California, New Jersey and New York), China, and Germany.

The U.S. and foreign components of loss before income taxes were as follows:

	For the Years Ended December 31,	
	2024	2023
United States	$ (14,233,270)	$ (3,543,090)
Foreign	(8,768,164)	(52,271)
Loss before income taxes	$ (23,001,434)	$ (3,595,361)

The income tax provision (benefit) for the years ended December 31, 2024 and 2023 consists of the following:

	For the Years Ended December 31,	
	2024	2023
Federal		
Current	$ -	$ -
Deferred	(2,232,964)	(1,302,543)
State and local:		
Current	-	-
Deferred	-	2,621,361
Foreign		
Current	-	-
Deferred	(592,060)	716,439
	(2,825,024)	2,035,257
Change in valuation allowance	2,399,607	(2,035,257)
Income tax provision (benefit)	$ (425,417)	$ -

The reconciliation of the expected tax expense (benefit) based on the U.S. federal statutory rates for 2024 and 2023, respectively, with the actual expense is as follows:

	For the Years Ended December 31,	
	2024	2023
U.S. Federal statutory rate	21.0%	21.0%
State taxes, net of federal benefit	0.0%	0.0%
Permanent differences	(6.5)%	(0.2)%
Untaxed foreign jurisdictions	0.0%	0.0%
Foreign rate differential	(1.4)%	(0.7)%
Change in deferred taxes	(0.4)%	(76.2)%
Rate change impact	0.0%	0.0%
Change in valuation allowance	(11.3)%	56.6%
Other	0.0%	(0.5)%
Total	1.4%	0.0%

The tax effects of temporary differences that give rise to deferred tax assets are presented below:

	As of December 31,	
	2024	**2023**
Deferred Tax Assets:		
Net operating loss carryforwards	$ 18,595,928	$ 16,060,226
Capital loss carryforward	2,933,681	-
Investment	-	2,690,777
Stock-based compensation	714,899	712,956
Capitalized start-up costs	-	-
Property and equipment	1,704,122	1,662,594
Accruals and other	401,816	567,119
Gross deferred tax assets	24,350,446	21,693,672
Valuation Allowance	(23,796,039)	(21,396,432)
Deferred tax assets, net of valuation allowance	554,407	297,240
Deferred Tax Liabilities:		
Property and equipment	-	-
Other DTL	(1,225,150)	(1,393,400)
Deferred Tax Liabilities	(1,225,150)	(1,393,400)
Deferred tax assets (liabilities), net	$ (670,743)	$ (1,096,160)

As of December 31, 2024, the Company had $85,699,799, $4,438,469 and $2,772,813 of federal, state and foreign net operating loss ("NOL") carryforwards available to offset against future taxable income. The federal NOL may be carried forward indefinitely. For state tax purposes, these NOLs will begin to expire in 2038. The foreign NOLs related to Z-Tech will begin to expire in 2028. The federal and state NOL carryovers are subject to annual limitations under Section 382 of the U.S. Internal Revenue Code when there is a greater than 50% ownership change, as determined under the regulations. The Company is not aware that any annual limitations have been triggered. The Company remains subject to the possibility that a future greater than 50% ownership change could trigger annual limitations on the usage of NOLs. For federal income tax purposes, the Company's future utilization of its NOLs may be limited to 80% of taxable income as provided under Tax Cuts and Jobs Act of 2017.

The Company assesses the likelihood that deferred tax assets will be realized. ASC 740, "Income Taxes" requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. After consideration of all the information available, management believes that uncertainty exists with respect to future realization of its federal and state deferred tax assets and has, therefore, established a full valuation allowance as of December 31, 2024 and 2023. For the foreign deferred tax assets, management believes the scheduled reversal of deferred tax liabilities will allow them to be a source of taxable income to realize the foreign deferred tax assets, as such no valuation allowance is established against the foreign deferred tax assets for Zhihe Tech.

The Company is subject to taxation in the U.S. and various state jurisdictions. In general, the Company's tax returns remain subject to examination by various taxing authorities beginning with the tax year ended December 31, 2020. However, to the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities. No tax audits were commenced or were in process during the years ended December 31, 2024 and 2023.

The Company reviews its filing positions for all open tax years in all U.S. federal and state jurisdictions where the Company is required to file. The Company recognizes liabilities for uncertain tax positions based on a two-step process. To the extent a tax position does not meet a more-likely-than-not level of certainty, no benefit is recognized in the financial statements. If a position meets the more-likely-than-not level of certainty, it is recognized in the consolidated financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company has not recognized any liability related to uncertain tax provisions as of December 31, 2024 and 2023.

The Company's practice is to recognize interest and/or penalties related to income tax matters in interest expense. The Company had no accrual for interest or penalties at December 31, 2024 and December 31, 2023, respectively, and has not recognized interest and/or penalties during the years then ended as there are no material unrecognized tax benefits. Management does not anticipate any material changes to the amount of unrecognized tax benefits within the next 12 months.

Litigations, Claims, and Assessments

The Company is periodically involved in various disputes, claims, liens and litigation matters arising out of the normal course of business. Such litigation may have an adverse impact on the Company's business and results of operations, may be costly to defend, or may cause disruptions to the Company's operations.

Note 14 – Commitments and Contingencies

Knighted Pastures, LLC

On March 7, 2024, Knighted Pastures, LLC ("Knighted"), an AGAE stockholder, filed a complaint in the Court of Chancery of the State of Delaware (the "Court") against the Company (as a nominal defendant), the members of its Board of Directors, and certain additional defendants (the "Knighted Action"). The complaint alleged, among other things, that the members of the Company's Board of Directors breached their fiduciary duty in connection with (1) the approval of a Share Purchase Agreement that AGAE entered into on or around December 28, 2023, (2) the approval and adoption of certain amendments to AGAE's Bylaws on or around January 5, 2024, and (3) the approval and adoption of a rights agreement on or around February 9, 2024. The Knighted Action sought both injunctive reliefs and money damages.

On June 20, 2024, following expedited discovery and entry of resolutions by the Board of Directors addressing issues raised by the Knighted Action, the Court entered an Order granting in part the Company and Board of Directors' motion to dismiss the Knighted Action as moot. The Court therefore cancelled the trial in the Knighted Action. The Court ordered the parties to submit further filings on Knighted's claim for attorneys' fees and costs and any other issues required to bring the Knighted Action to a final conclusion. On August 2, 2024, Knighted filed a motion for an attorney's fee award based on the purported corporate benefit its case provided to the Company and its other shareholders.

On August 28, 2024, the Court granted Knighted an attorney's fee award of $3.0 million which was paid on September 11, 2024. On October 4, 2024 and October 30, 2024, the Company received reimbursements of $0.6 million and $3.1 million, respectively, from its directors' and officers' insurance carrier representing the attorney fee award and its defense costs in excess of the policy's retention amount.

On November 12,2024, Knighted filed a complaint in the Court against the Company, the members of the Board of Directors, and certain additional defendants (the "Second Knighted Action"). Knighted filed the Second Knighted Action alleging breach of fiduciary duty in connection with approving the recent strategic investment with Yellow River Capital group ("Yellow River") and the Securities Purchase Agreement with Blue Planet New Energy Technology Ltd, an affiliate of Yellow River. The Second Knighted Action seeks both injunctive relief and money damages. The Company believes the claims in the Second Knighted Action lack merit and intends to defend against them vigorously.

On April 25, 2025, the Board of Directors approved resolutions addressing issues raised by the Second Knighted Action. On that date, the Company and the director defendants filed a motion to dismiss the complaint as moot, or in the alternative stay the action pending the outcome of the Company's 2024/2025 combined annual meeting. On April 29, 2025, the Court granted the motion with modifications, continued the trial without rescheduling any date, and staying the case pending the outcome of the combined annual meeting.

Since the Company is unable to reasonably estimate the amount of the loss, or range of loss, related to the Second Knighted Action, no accrual for this contingency has been included in the accompanying consolidated financial statements.

Timothy G. Schuebel

On September 25, 2024, Timothy G. Schuebel, an AGAE stockholder, filed a complaint captioned *Timothy G. Schubel v. Allied Gaming & Entertainment, Inc. et al.*, C.A. No. 2024-0996-JTL, seeking to represent a class of AGAE stockholders and alleging that the Shareholder Rights Plan of the Company, dated February 9, 2024 (the "Rights Plan"), contained provision(s) that were contrary to Delaware law. The Company's board of directors is evaluating the claims related to the Rights Plan, and the Company and its board of directors' legal rights. On May 30, 2025, the Board approved an amendment to certain provisions in Shareholder Rights Plan governing liabilities and fiduciary duties of directors under applicable Delaware law. The matter is presently pending.

Since the Company is unable to reasonably estimate the amount of the loss, or range of loss, related to the Timothy G. Schuebel Action, no accrual for this contingency has been included in the accompanying consolidated financial statements.

Operating Leases

Allied Esports leases an arena in Las Vegas, Nevada, for the purpose of hosting Esports activities (the "Las Vegas Lease"). The arena opened to the public on March 23, 2018 (the "Commencement Date"). Initial lease terms were for minimum monthly payments of $125,000 for 60 months from the Commencement Date with an option to extend for an additional 60 months at $137,500 per month. Additional annual tenant obligations were estimated at $2 per square foot for Allied's portion of real estate taxes and $5 per square foot for common area maintenance costs. The original right-of-use asset and operating lease liability balance included the impact of the five-year renewal option that the Company was reasonably certain to exercise. The Las Vegas Lease expired on May 31, 2023 but was extended until July 31, 2023. Effective August 1, 2023, the Las Vegas Lease was extended until May 31, 2028 for minimum monthly payments of $137,500 for 58 months in addition to fixed monthly tenant obligations for real estate tax of $5,000.

On July 17, 2023, the Company leased 5,067 square feet of building space in Las Vegas, Nevada, through an operating lease for the purpose of storage of the mobile esports truck. The lease term is for 36 months and ends on July 31, 2026. The monthly base rent ranges from $4,560 to $5,028.

The Company leases office space in Beijing, China under a non-cancelable operating lease dated April 1, 2023 that expires on June 30, 2027. The lease provides for a monthly base rent of 50,000 RMB or approximately $6,900, payable quarterly. Effective April 1, 2024, the Beijing lease was amended to provide for a monthly base rent of 63,000 RMB or approximately $8,800 payable quarterly. There were no additional changes to the lease agreement. The increase in monthly base rent increased the right-of-use asset and lease liability by $85,095.

The Company also leased office and production space in Germany pursuant to a lease dated August 1, 2020 which expired on July 31, 2023 (the "Germany Lease"). Rent expense under the lease was €4,000 (approximately $4,280 United States dollars) per month. The Company did not renew the lease after it expired.

The Company's aggregate rent expense incurred during the years ended December 31, 2024 and 2023 amounted to $1,813,603 and $1,669,554, respectively, of which $1,398,420 and $1,334,805, respectively, is included within in-person costs and $415,183 and $334,749, respectively, is included in general and administrative expenses on the accompanying consolidated statements of operations.

A summary of the Company's right-of-use assets and liabilities is as follows:

	For Years Ended December 31,	
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows used in operating activities	$ 1,522,993	$ 1,267,143
Right-of-use assets obtained in exchange for lease obligations		
Operating leases	$ 85,095	$ 289,886
Weighted Average Remaining Lease Term (Years)		
Operating leases	3.35	4.35
Weighted Average Discount Rate		
Operating leases	5.04%	5.05%

A summary of the Company's remaining operating lease liabilities is as follows:

For the Years Ending December 31,	Amount
2025	$ 1,872,225
2026	1,848,764
2027	1,735,892
2028	712,500
Total lease payments	6,169,381
Less: amount representing imputed interest	(569,433)
Present value of lease liability	5,599,948
Less: current portion	(1,591,475)
Lease liability, non-current portion	$ 4,008,473

Investment Agreement

On January 14, 2020, the Company sold 758,725 shares of its common stock to BPR Cumulus LLC, an affiliate of Brookfield Property Partners ("Brookfield") for $5,000,000 (the "Purchase Price") pursuant to a Share Purchase Agreement (the "Brookfield Agreement"). Under the terms of the Brookfield Agreement, the Purchase Price was placed into escrow to be used by the Company or its subsidiaries to develop integrated esports experience venues at mutually agreed upon shopping malls owned and/or operated by Brookfield or any of its affiliates that will include a dedicated gaming space and production capabilities to attract esports and other emerging live events (each, an "Esports Venue").

To that end, half of the Purchase Price would be released from escrow to the Company upon the execution of a written lease agreement between Brookfield and the Company for the first Esports Venue, and the other half would be released to the Company upon the execution of a written lease agreement between Brookfield and the Company for the second Esports Venue.

On September 16, 2024, the Company and Brookfield entered into a Settlement Agreement and Release (the "Settlement Agreement") to resolve and terminate all obligations under the Brookfield Agreement. Pursuant to the Settlement Agreement, the entire Purchase Price was released from escrow of which $3,000,000 was paid to Brookfield and $2,000,000 was paid to the Company. The parties further agreed to release and discharge each other from any and all present and future obligations under the Brookfield Agreement. The $3,000,000 payment to Brookfield was included in other income (expense) on the consolidated statements of operations.

System Development Agreement

On October 31, 2022, the Company entered into a system development agreement to develop an Allied Gaming membership management system and event organizer system. Pursuant to the terms of the agreement, the Company has committed to spend an aggregate amount of $199,800 in four equal payments of $49,950. The Company has made $199,800 in aggregate payments which were capitalized and included within intangible assets on the accompanying balance sheet as of December 31, 2024. The system was placed into service on November 1, 2024. See Note 2 – Significant Accounting Policies – Internal Use Software Development Costs and Note 9 – Intangible Assets for additional details.

Board of Directors

In March 2023, the Board of Directors approved a new director compensation arrangement for non-employee directors that became effective immediately following the adjournment of the Annual Meeting. Under this new compensation arrangement, non-employee directors will receive the following fees: (i) annual cash fee of $20,000 for services on the Board as a director and (ii) an additional annual cash fee of $10,000 for services on one or more committees of the Board if such director serves as a chair of any committee. Accordingly, the maximum amount of cash fees that can be earned by each director is $30,000 regardless of the number of committees on which such director serves. The Company has the option to pay such amounts in cash or stock from the Company's incentive plan (valued at the closing price of AGAE common stock on the trading day immediately prior to the scheduled payment date), with the current fees payable in cash. The fees are payable monthly by the Company.

Employment Agreement

On March 6, 2024 (the "Effective Date"), the Company entered into an employment agreement with Ms. Ying Hua (Yinghua) Chen, the Chief Executive Officer of the Company (the "Employment Agreement"). Pursuant to the Employment Agreement, Ms. Chen will, among other things, (i) receive a base annual salary of $300,000, subject to adjustment as the Board deems appropriate; and (ii) be eligible to receive an annual incentive bonus of up to 60% of her annual salary, as determined annually at the discretion of the Board. If Ms. Chen is terminated without cause, she will be entitled to receive severance equal to sixty (60) months of her base salary payable in equal installments over a sixty-month period, as well as any accrued and unused vacation pay, and all equity compensation will be fully accelerated.

On August 16, 2024, the Board of Directors of the Company, upon recommendation by the Compensation Committee, approved an annual base salary of $400,000 for Mr. Yangyang Li, the President of the Company. Mr. Li was appointed by the Board to serve as the President of the Company effective as of April 30, 2024.

Land Deposit

In connection with a contract entered into with the Assignor on December 23, 2024, the Company owes approximately $1.5 million upon the delivery of land on or before April 18, 2025. In addition, the Company is required to invest no less than RMB 58,890,000, approximately $8.1 million (USD) in the development of the land. See Note 6 – Deposits for further discussion.

Note 15 – Stockholders' Equity

Authorized Shares

The Company is authorized to issue up to 100,000,000 and 1,000,000 shares of common stock and preferred stock, respectively.

Equity Incentive Plan

On December 30, 2021, the stockholders approved an amendment to the 2019 Equity Incentive Plan (the "Plan") to increase the number of shares of common stock authorized under the Plan from 3,463,305 shares to 3,763,305 shares. As of December 31, 2024 there were 250,616 shares available under the plan.

Rights Agreement

On February 9, 2024, the Company entered into a rights agreement with Continental Stock Transfer & Trust, as rights agent (the "Rights Agreement") pursuant to which the Board declared a dividend of one preferred share purchase right (the "Right" or collectively the "Rights") for each outstanding share of the Company's common stock (each, a "Common Share" and, collectively, the "Common Shares"). The Rights were distributed to the stockholders of record at the start of business on that date (the "Record Date"). Each Right provides the registered holder, under certain circumstances and if the Rights become exercisable, the right to purchase from the Company one one-thousandth of a share of a newly designated Series A Junior Participating Preferred Stock (the "Series A Preferred Shares") at an exercise price of $7.00 per one one-thousandth of a Series A Preferred Share. The Common Shares become exercisable following the earlier of (i) the tenth business day after public notice of a person who is or becomes the beneficial owner of ten percent or more of the common stock outstanding ("Acquiring Person") that an Acquiring Person has become such or (ii) the tenth business day after the date that a tender or exchange offer by any person is first published or sent within the meaning of Rule 14d-2(a) of the applicable rules and regulations promulgated under the Exchange Act, the consummation of which would result in any person becoming an Acquiring Persson (the earlier of these dates is called the "Distribution Date").

On that date, the Board also authorized the issuance of one Right with respect to each additional Common Share that becomes outstanding after the Record Date, but before the Distribution Date and, in certain limited circumstances, after the Distribution Date.

The Rights are not exercisable until the Distribution Date. Until a Right is exercised, the holder thereof will have no rights as a stockholder of the Company, including dividend, voting or liquidation rights.

At any time until the earlier of (a) a person becomes an Acquiring Person (as defined in the Rights Agreement) and (b) the final expiration date (as defined in the Rights Agreement), the Board may, at its option and in its sole discretion, direct the Company to redeem the Rights in whole but not in part, at a price of $0.0001 per Right (the "Redemption Price").

Share Purchase Agreement

On December 28, 2023, the Company entered into a Share Purchase Agreement (the "Purchase Agreement") with Elite Fun Entertainment Co., Ltd. (the "Purchaser"), pursuant to which the Purchaser agreed to purchase 7,330,000 shares of the Company's common stock, par value $0.0001 per share, at a purchase price of $0.90 per share (the "Purchased Shares") for a total purchase price of $6,597,000.

The Purchase Agreement is subject to customary representations, warranties, covenants and conditions, including an agreement that the Company and Purchaser will each use its best efforts to negotiate and finalize a collaboration or partnership agreement under which the Purchaser will assist the Company with organizing live shows and events in Asia.

On March 7, 2024, the Company closed on the share purchase agreement and received $2 million of the total purchase price for the Purchased Shares and the Purchaser agreed to pay the remaining consideration of $4.597 million within 2 months of the closing along with interest thereon at a simple interest rate of 5% per annum. The remaining consideration is collateralized by a pledge and first priority lien and security interest in 5,107,778 shares issued by the Company to the Purchaser.

On June 15, 2024, the Company and the Purchaser entered into a termination agreement pursuant to which each party agreed to terminate the Purchase Agreement. Pursuant to the termination agreement, the Company agreed to pay the Purchaser $2,000,000 in cash and to forgive the Purchaser's obligation to pay the remaining purchase price for the shares of $4,597,000, in exchange for the Purchaser transferring back to the Company all of the shares of common stock previously issued. All obligations under the termination agreement were satisfied as of July 3, 2024.

Securities Purchase Agreement

On October 18, 2024, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Blue Planet New Energy Technology Limited ("Blue Planet"), pursuant to which the Company agreed to sell and issue, and Blue Planet agreed to purchase, (i) 6,000,000 shares of common stock of the Company at a purchase price of $1.10 per share for a total purchase price of $6,600,000 and (ii) a corresponding warrant (the "Warrant") to purchase up to 6,000,000 shares of common stock, with an exercise price of $1.80 per share, which represents a 50% premium to the closing sales price of the common stock on October 17, 2024 (the "Warrant Shares" and together with the Purchased Shares and the Warrant, the "Registrable Securities") (such transaction, the "Transaction"). The Warrant expires five years from the date of issuance. The Company determined that the warrant should be equity-classified, primarily because it is indexed to the Company's own stock and it met the requirements for equity classification. Accordingly, because both the common stock and the warrant are equity-classified, it wasn't necessary to allocate the proceeds or the issuance costs to the respective securities. The Securities Purchase Agreement is subject to customary representations, warranties, covenants and conditions. In addition, Blue Planet is subject to a 6-month lock-up period commencing from the date of closing. Total issuance costs were $247,732 including $198,000 in advisory fees and $49,732 in legal fees.

The Securities Purchase Agreement does not contain any voting commitment, and Blue Planet may vote its shares of common stock in its discretion for any matter requiring a vote of the Company's stockholders. The Warrant may not be exercised if Blue Planet, together with its affiliates, would beneficially own more than 19.99% of the number of shares of the common stock outstanding immediately after giving effect to such exercise, unless the Company obtains shareholder approval pursuant to applicable NASDAQ rules. Finally, the Company agreed to register the resale of Registrable Securities pursuant to a registration statement to be filed under the Securities Act of 1933, as amended.

On April 25, 2025, the Company and Blue Planet entered into a termination agreement pursuant to which each party agreed to terminate the Securities Purchase Agreement. Pursuant to the termination agreement, the Company agreed to refund the $6,600,000 and in exchange Blue Planet will transfer back to the Company all of the shares of common stock and warrants to purchase shares of common stock.

Preferred Stock

In connection with the Rights Agreement (see Rights Agreement above) on February 9, 2024, the Board of Directors designated 50,000 shares of Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock").

The holders of shares of Series A Preferred Stock shall be entitled to receive, when and if, declared by the Board of Directors quarterly dividends payable on the last day of March, June, September, and December in each year ("Quarterly Dividend Payment Date"), in an amount per share equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend payable in shares of common stock. In the event the Company declares or pays any dividend in shares of common stock, or effect a subdivision or combination or consolidation of the outstanding shares of common stock into a greater or lesser number of shares of common stock, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted.

Each share of Series A Preferred Stock shall entitle the holder to 1,000 votes on all matters submitted to a vote of the stockholders of the Corporation. The Series A Preferred Stock shall rank, with respect to dividends and upon liquidation, dissolution and winding up, junior to all other series of Preferred Stock.

Treasury Stock

On November 21, 2022, the Company's Board of Directors authorized a stock repurchase program of up to $10 million of its outstanding shares of common stock. For the years ended December 31, 2024 and 2023, the Company repurchased 514 and 1,698,038 shares, respectively, at a cost of $422 and $2,083,091, respectively. As of December 31, 2024, approximately $7.3 million remains available to repurchase common stock under this program.

Stock Options

A summary of the option activity during the year ended December 31, 2024 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Term (Yrs)	Intrinsic Value
Outstanding, January 1, 2024	1,490,000	$ 3.55		
Granted	-	-		
Exercised	-	-		
Expired	(220,000)	3.66		
Outstanding, December 31, 2024	1,270,000	$ 3.53	5.50	$ -
Exercisable, December 31, 2024	1,175,000	$ 3.64	5.41	$ -

Options outstanding and exercisable as of December 31, 2024 are as follows:

	Options Outstanding		Options Exercisable	
Exercise Price	Outstanding Number of Options	Weighted Average Remaining Life In Years		Exercisable Number of Options
$ 2.11	40,000	5.50		40,000
$ 2.17	120,000	5.60		120,000
$ 2.21	300,000	6.64		225,000
$ 2.48	120,000	6.34		100,000
$ 4.09	460,000	4.89		460,000
$ 5.66	230,000	4.72		230,000
	1,270,000	5.41		1,175,000

There were no new options granted during the years ended December 31, 2024 and 2023.

The expected term used for options is the estimated period of time that options granted are expected to be outstanding. The Company utilizes the "simplified" method to develop an estimate of the expected term of "plain vanilla" option grants. The Company is utilizing an expected volatility figure based on a review of the historical volatilities, over a period of time, equivalent to the expected life of the instrument being valued, of similarly positioned public companies within its industry. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the instrument being valued.

For the years ended December 31, 2024 and 2023, the Company recorded $54,493 and $150,518, respectively, of stock-based compensation expense related to stock options. As of December 31, 2024, there was $23,506 of unrecognized stock-based compensation expense related to the stock options that will be recognized over the weighted average remaining vesting period of 0.72 years.

Restricted Common Stock

On February 22, 2024, the Company awarded, in aggregate, 1,460,000 shares of common stock (the "Restricted Shares"), with an aggregate grant date value of $1,518,000, to its directors and certain executive officers which are subject to certain transfer and other restrictions set forth in the grant agreement signed by each recipient under the Equity Incentive Plan. The Restricted Shares vest in four equal installments as follows: twenty-five (25%) on the date of grant and 25% in three (3) successive installments upon the completion of each six (6) month period of service over an eighteen (18) month period measured from the date of grant. The transfer restrictions include a lock-up agreement under which, among other things, each recipient agreed not to sell, pledge, or otherwise dispose of the shares for a three-year period commencing on the date of the grant.

For the years ended December 31, 2024 and 2023, the Company recorded $1,044,784 and $0, respectively, of stock-based compensation expense related to restricted stock. As of December 31, 2024, there was $473,216 of unrecognized stock-based compensation expense related to the restricted stock that will be recognized over the weighted average remaining vesting period of 0.6 years.

Warrants

In 2017, Black Ridge Acquisition Corp. ("BRAC') issued 14,305,000 warrants (the "BRAC Warrants") for the purchase of BRAC's common stock at $11.50 per share in connection with BRAC's initial public offering. The warrants expired on August 9, 2024.

As of result of the August 9, 2019 Merger, in which the Company and BRAC merged, the Company issued to the former owners of Allied Gaming and WPT five-year warrants to purchase an aggregate of 3,800,003 shares of common stock at a price of $11.50 per share and issued five-year warrants for the purchase of an aggregate of 532,000 shares of common stock to noteholders with an exercise price of $11.50 per share. The warrants expired on August 9, 2024.

On June 8, 2020, the Company issued warrants for the purchase of 1,454,546 shares of common stock at $4.13 per share in connection with the issuance of certain convertible notes.

On October 18, 2024, in connection with the Purchase Agreement with Blue Planet, the Company issued warrants to purchase 6,000,000 shares of Common Stock, with an exercise price of $1.80 per share. The warrants expire five years from the date of issuance. See Securities Purchase Agreement above.

A summary of the warrant activity for the year ended December 31, 2024 is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Intrinsic Value
Outstanding, January 1, 2024	20,091,549	$ 10.97		
Issued	6,000,000	1.80		
Forfeited	(18,637,003)	11.50		
Outstanding, December 31, 2024	7,454,546	$ 2.25	3.9	$ -
Exercisable, December 31, 2024	7,454,546	$ 2.25	3.9	$ -

The following table presents information related to stock warrants as of December 31, 2024:

Warrants Outstanding			Warrants Exercisable	
Exercise Price	Exercisable Into	Outstanding Number of Warrants	Weighted Average Remaining Life in Years	Exercisable Number of Warrants
$ 4.13	Common Stock	1,454,546	0.4	1,454,546
$ 1.80	Common Stock	6,000,000	4.8	6,000,000
		7,454,546		7,454,546

See Securities Purchase Agreement above for 2025 cancellation of a substantial portion of the outstanding warrants.

Note 16 – Segment Data

Each of the Company's business segments offer different, but synergistic products and services. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The chief operating decision makers ("CODM") are our Chief Executive Officer and our President and Chairman of the Board. The CODMs assess performance for the segments and decide how to allocate resources based on segment profit or loss. The Company does not have any intra-entity sales or transfers. Further, unallocated corporate assets not directly attributable to any one of the business segments and unallocated corporate operating losses resulting from general corporate overhead expenses not directly attributable to any one of the business segments are reported separate from the Company's identified segments and included under Corporate in the tables presented below.

The Company's business consists of three reportable business segments:

■ E-sports, provided through Allied Esports, including video game events and tournaments.

■ Casual mobile gaming, provided through Z-Tech.

■ Live concert promotion and events organizing, provided through Skyline.

Allied Gaming & Entertainment Inc. and Subsidiaries
Notes to Consolidated Financial Statements

The Company's significant segment expenses for the years ended December 31, 2024 and 2023 are as follows:

	For the Year Ended December 31, 2024					For the Year Ended December 31, 2023				
	E-sports	Casual Mobile Gaming	Concerts	Corporate	Total	E-sports	Casual Mobile Gaming	Concerts	Corporate	Total
Revenue										
In-person	$ 4,669,644	$ -	$ -	$ -	$ 4,669,644	$ 4,955,931	$ -	$ -	$ -	$ 4,955,931
Multiplatform content	336	-	-	-	336	2,000,586	-	-	-	2,000,586
Casual mobile gaming	-	4,409,192	-	-	4,409,192	-	698,522	-	-	698,522
Total Revenue	4,669,980	4,409,192	-	-	9,079,172	6,956,517	698,522	-	-	7,655,039
Less										
In-person (excludes depreciation)	2,496,618	-	-	-	2,496,618	2,684,287	-	-	-	2,684,287
Multiplatform content (excludes depreciation)	-	-	-	-	-	1,517,707	-	-	-	1,517,707
Casual mobile gaming (excludes depreciation)	-	3,875,992	-	-	3,875,992	-	593,894	-	-	593,894
Professional fees	312,673	175,184	202,427	5,871,617	6,561,901	414,376	87,531	-	2,361,115	2,863,022
Salaries and benefits	2,386,885	735,522	27,649	1,347,789	4,497,845	1,778,465	1,226	-	582,162	2,361,853
Selling and marketing expense	22,959	-	4,500	259,780	287,239	18,994	-	-	207,751	226,745
Other expenses [1]	986,999	50,059	74,475	752,742	1,864,275	1,269,672	11,557	-	912,532	2,193,761
Depreciation and amortization	910,605	553,601	-	121,329	1,585,535	1,270,851	132,830	-	96,299	1,499,980
Stock based compensation	21,063	-	-	1,078,214	1,099,277	83,770	-	-	66,748	150,518
Impairment of software license	-	-	-	357,826	357,826	-	-	-	-	-
Impairment of goodwill	-	9,567,000	-	-	9,567,000	-	-	-	-	-
Research and development expense	-	191,310	-	-	191,310	-	162,888	-	-	162,888
Total Expense	7,137,802	15,148,668	309,051	9,789,297	32,384,818	9,038,122	989,926	-	4,226,607	14,254,655
Segment loss	(2,467,822)	(10,739,476)	(309,051)	(9,789,297)	(23,305,646)	(2,081,605)	(291,404)	-	(4,226,607)	(6,599,616)
Reconciliation of (profit) or loss										
All other items [2]	-	240,190	-	(544,402)	(304,212)	-	-	-	(3,004,255)	(3,004,255)
Consolidated pre-tax net loss	$(2,467,822)	$(10,979,666)	$ (309,051)	$(9,244,895)	$(23,001,434)	$(2,081,605)	$ (291,404)	$ -	$(1,222,352)	$(3,595,361)

[1] Other expenses include insurance, utilities, repair and maintenance, office supplies, sales and marketing, travel and entertainment, rent, and property tax expenses.

[2] Other segment items include a loss on escrow settlement, gains (losses) on investments in money market funds and marketable securities, foreign currency transactions, and other (income) expenses including interest.

The Company's significant segment assets as of December 31, 2024 and 2023 are as follows:

	As of December 31, 2024					As of December 31, 2023				
	E-sports	Casual Mobile Gaming	Concerts	Corporate	Total	E-sports	Casual Mobile Gaming	Concerts	Corporate	Total
Total assets for reportable segments:										
Goodwill and intangible assets, net	$ 17,807	$ 7,697,633	$ -	$ 196,625	$ 7,912,065	$ 18,843	$18,340,383	$ -	$ 624,561	$ 18,983,787
Property and equipment, net	2,970,762	20,232	-	9,088	3,000,082	3,808,985	23,939	-	1,269	3,834,193
Other segment assets [1]	5,930,764	425,660	7,373,683	88,045,005	101,775,112	7,014,272	975,776	6,007,381	75,201,278	89,198,707
Total consolidated assets	$ 8,919,333	$ 8,143,525	$ 7,373,683	$88,250,718	$112,687,259	$10,842,100	$18,793,420	$6,007,381	$76,373,786	$112,016,687

[1] Other segment assets include cash and cash equivalents, investments, receivables, prepaid expenses and other current assets, digital assets, right-of-use assets, and deposits.

The Company's disaggregated assets by geographic location are as follows:

	As of December 31,			
	2024		2023	
Total assets by geographic location:				
United States	$	25,191,733	$	36,975,291
China		87,495,526		75,041,396
Total consolidated assets	**$**	**112,687,259**	**$**	**112,016,687**

The Company's disaggregated revenues by geographic location are as follows:

	As of December 31,			
	2024		2023	
Total revenues by geographic location:				
United States	$	4,669,980	$	6,956,517
China		4,409,192		698,522
Total consolidated revenues	**$**	**9,079,172**	**$**	**7,655,039**

Note 17 – Subsequent Events

Capital Contribution

On January 27, 2025, the Company made a $2.4 million capital contribution to Flywheel AB3 Investor LLC ("Flywheel AB3"), a member of a limited liability company engaged in the production and distribution of an animated film, Angry Birds Movie 3. Under the terms of the LLC agreement of Flywheel AB3, the Company will make an additional capital contribution of $600,000 on or before June 30, 2025.

In connection with this investment, the Company was granted a right of first negotiation with respect to arrangements to host any promotional events, distribute any advertising and marketing materials and conduct promotional activities for the film involving live video gaming in one or more e-sports facilities owned and operated by the Company, including but not limited to, its HyperX Esports Arena in Las Vegas, Nevada.

The Company will also have a meaningful role in the distribution of the film in the People's Republic of China (Mainland China), the Republic of China (Taiwan), and the Special Administrative Regions of Hong Kong and Macau.

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